Filed Pursuant to General Instruction II.L of Form F-10
File No. 333-284173

This prospectus supplement (the "Prospectus Supplement"), together with the short form base shelf prospectus dated August 17, 2023, as amended by Amendment No. 1 dated December 22, 2023, by Amendment No. 2 dated April 8, 2024, and by Amendment No. 3 dated January 6, 2025, to which it relates, as amended or supplemented (the "Base Shelf Prospectus"), and each document deemed to be incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus, and as may be further amended or supplemented (collectively, the "Prospectus"), constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in the Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Cybin Inc. at 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9, telephone 1-866-292-4601, and are also available electronically at www.sedarplus.ca and www.sec.gov/edgar.

PROSPECTUS SUPPLEMENT

(To the Base Shelf Prospectus dated August 17, 2023, as amended on December 22, 2023, April 8, 2024 and January 6, 2025)

New Issue	February 10, 2025

CYBIN INC.

US$100,000,000

Common Shares

Cybin Inc. ("Cybin" or the "Corporation") is hereby qualifying the distribution (the "Offering") of common shares in the capital of the Corporation (the "Common Shares"), having an aggregate sale price of up to US$100,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Common Shares are sold), see "Plan of Distribution" and "Description of the Common Shares".

The Common Shares are listed in Canada on Cboe Canada (the "CBOE Canada") and in the United States on the NYSE American LLC ("NYSE American"), in each case under the trading symbol "CYBN". On February 7, 2025, the last trading day prior to the filing of this Prospectus Supplement, the closing prices of the Common Shares listed on the CBOE Canada and NYSE American were $13.51 and US$9.00, respectively.

The Corporation has entered into an "at-the-market equity" distribution agreement dated February 10, 2025 (the "Distribution Agreement") with Cantor Fitzgerald Canada Corporation (the "Canadian Agent") and Cantor Fitzgerald & Co. (the "US Agent", together with the Canadian Agent, the "Agents") pursuant to which the Corporation may distribute Common Shares from time to time through the Agents, as agents, in accordance with the terms of the Distribution Agreement, see "Plan of Distribution". Sales of Common Shares, if any, under the Prospectus are anticipated to be made in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions ("NI 44-102") and an "at-the-market offering" as defined in Rule 415(a)(4) under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), including sales made: (i) in privately negotiated transactions with the Corporation's consent and, if required, the consent of the CBOE Canada and the NYSE American; (ii) as block transactions; (iii) directly on the CBOE Canada by the Canadian Agent, and on NYSE American by the US Agent, or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in Canada or the United States; or (iv) by any method permitted by law. The Common Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices at which Common Shares are sold may vary as between purchasers and during the period of any distribution. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the Offering amount set out above, or none at all. The Canadian Agent is not registered as a broker-dealer in the United States and, accordingly, will only sell Common Shares on marketplaces in Canada. The US Agent is not registered as an investment dealer in any Canadian jurisdiction and, accordingly, will only sell Common Shares on marketplaces in the United States. See "Plan of Distribution".

The Offering is being made concurrently in Canada under the terms of the Prospectus and in the United States under the Corporation's Registration Statement on Form F-10 (File No. 333-284173) (the "Registration Statement"), filed with the United States Securities and Exchange Commission (the "SEC"), of which this Prospectus Supplement forms a part.

The Corporation will pay the Agents compensation for their services in acting as agent in connection with the sale of Common Shares pursuant to the Distribution Agreement equal to 3% of the gross sale price per Common Share sold (the "Commission").

The Corporation has applied to list the Common Shares distributed hereunder on the CBOE Canada and has submitted a supplemental listing application to NYSE American relating to the listing of the Common Shares to be offered in the Offering. Listing will be subject to the Corporation fulfilling all listing requirements of the CBOE Canada and NYSE American.

An investment in the Common Shares is highly speculative and involves significant risks that an investor should consider before purchasing Common Shares. See the "Risk Factors" section in this Prospectus Supplement, including in the documents incorporated by reference.

The net proceeds that the Corporation will receive from sales of the Common Shares will vary depending on the number of shares actually sold and the offering price for such shares, but will not exceed US$97,000,000 in the aggregate. See "Use of Proceeds" for how the net proceeds, if any, from sales under this Prospectus Supplement will be used.

The Offering is being made by a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States and Canada ("MJDS"), to prepare this Prospectus Supplement and the accompanying Base Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and may not be comparable to financial statements of United States companies, which are prepared under United States generally accepted accounting principles, or "US GAAP". The financial statements are subject to the standards of the Public Company Accounting Oversight Board (United States) and the SEC independence standards.

This Prospectus Supplement and the Base Shelf Prospectus do not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the Registration Statement. Investors in the United States should refer to the Registration Statement and the exhibits thereto for further information with respect to the Corporation and the Common Shares.

Purchasers of Common Shares should be aware that the acquisition of Common Shares may have tax consequences both in the United States and in Canada. Such consequences for purchasers who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein. Purchasers of Common Shares should read the tax discussion contained in this Prospectus Supplement and consult their own tax advisors. See "Certain Canadian Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is a corporation existing under the laws of the province of Ontario, Canada, that the majority of its officers and directors are not residents of the United States, that some or all of the Agents or experts named in this Prospectus Supplement and in the accompanying Base Shelf Prospectus are not residents of the United States, and that a substantial portion of the assets of the Corporation and such persons are located outside the United States. See "Enforcement of Civil Liabilities by U.S. Investors".

ii

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION OR REGULATOR HAS APPROVED OR DISAPPROVED THE COMMON SHARES NOR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

In connection with the sale of the Common Shares on the Corporation's behalf, the Agents may be deemed to be an "underwriter" within the meaning of Section 2(a)(11) of the U.S. Securities Act, and the compensation of the Agents may be deemed to be underwriting commissions or discounts. The Corporation has agreed to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act.

As sales agents, the Agents will not engage in any prohibited transactions to stabilize or maintain the price of the Common Shares. Neither the Agents nor any person or company acting jointly or in concert with either of the Agents may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Common Shares distributed under this Prospectus Supplement, including selling an aggregate number or principal amount of Common Shares that would result in the Agents creating an over-allocation position in the Common Shares.

Douglas Drysdale, an officer of the Corporation, Eric So, a director and officer of the Corporation, and Paul Glavine, a director and officer of the Corporation, each reside outside of Canada. They have appointed Aird & Berlis Inc., Suite 1800, 181 Bay Street, Toronto, Ontario, M5J 2T9, as agent for service of process in Ontario. Prospective purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Except as otherwise indicated, references to "Canadian dollars" or "$" are to the currency of Canada. Certain totals, subtotals and percentages may not precisely reconcile due to rounding.

The Corporation's head and registered office is located at 100 King Street West, Suite 5600, Toronto, ON M5X 1C9.

iii

TABLE OF CONTENTS

Prospectus Supplement

iv

Base Shelf Prospectus

v

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this Prospectus Supplement, which describes certain terms of the Common Shares that are being offered pursuant to this Prospectus Supplement and also adds to and updates certain information contained in the Base Shelf Prospectus and the documents incorporated by reference therein. The second part, the Base Shelf Prospectus, gives more general information, some of which may not apply to the Common Shares offered hereunder. Defined terms or abbreviations used in this Prospectus Supplement that are not defined herein have the meanings ascribed thereto in the Base Shelf Prospectus. Investors should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus. The Corporation has not, and the Agents have not, authorized anyone to provide investors with different or additional information. The Corporation is not, and the Agents are not, making an offer to sell Common Shares in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information appearing in this Prospectus Supplement, the Base Shelf Prospectus or any documents incorporated by reference herein or therein, is accurate as of any date other than the date indicated in those documents, as the Corporation's business, operating results, financial condition and prospects may have changed since such date. Before an investment is made, an investor should carefully read this Prospectus Supplement, the accompanying Base Shelf Prospectus and all information incorporated by reference herein and therein. These documents contain information that should be considered when making an investment decision.

The Corporation filed the Base Shelf Prospectus with the securities commissions in all Canadian provinces and territories (the "Canadian Qualifying Jurisdictions") in order to qualify the offering of the securities described in the Base Shelf Prospectus in accordance with National Instrument 44-102 Shelf Distributions. The Ontario Securities Commission issued a receipt dated August 17, 2023, in respect of the final Base Shelf Prospectus as the principal regulatory authority under Multilateral Instrument 11-102 Passport System, and each of the other commissions in the Canadian Qualifying Jurisdictions is deemed to have issued a receipt under National Policy 11-202 Process for Prospectus Review in Multiple Jurisdictions.

The Base Shelf Prospectus also forms part of the Registration Statement on Form F-10, which was filed with the SEC on January 8, 2025 under the U.S. Securities Act utilizing the MJDS. The Registration Statement was declared effective under the U.S. Securities Act on January 14, 2025. The Registration Statement incorporates the Base Shelf Prospectus with certain modifications and deletions permitted by Form F-10 and the rules and regulations of the SEC. This Prospectus Supplement is being filed by the Corporation, with certain modifications and deletions permitted by Form F-10, with the SEC in accordance with the instructions to Form F-10.

Unless otherwise indicated or the context otherwise requires, all references in this Prospectus Supplement to "Cybin" or the "Corporation", except as otherwise indicated or as the context otherwise indicates, mean Cybin Inc. and its subsidiaries and associated corporations.

This Prospectus Supplement is deemed to be incorporated by reference in the Base Shelf Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference in this Prospectus Supplement and in the Base Shelf Prospectus. See "Documents Incorporated by Reference".

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this Prospectus Supplement, and in certain documents incorporated by reference herein and therein, contain information that constitutes "forward-looking information" and "forward-looking statements", within the meaning of applicable securities laws (collectively, "forward-looking statements"). All statements other than statements of historical fact, including, without limitation, those regarding the Corporation's future financial position, business strategy, budgets, research and development, plans and objectives of management for future operations, and any statements preceded by, followed by or that include the words "expect," "likely", "may," "will," "should," "intend," or "anticipate," "potential," "proposed," "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may" or "will" happen, or by discussions of strategy, are forward-looking statements.

These statements are not historical facts but instead represent only the Corporation's expectations, estimates and projections regarding future events. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict. Therefore, actual results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Additional factors that could cause actual results, performance or achievements to differ materially include, but are not limited to, those discussed under "Risk Factors" in the Annual Information Form (as defined herein) and in this Prospectus Supplement and in other documents incorporated by reference herein. Management provides forward-looking statements because it believes they provide useful information to readers when considering their investment objectives and cautions readers that the information may not be appropriate for other purposes. Consequently, all of the forward-looking statements made in this Prospectus Supplement, the Base Shelf Prospectus and in documents incorporated by reference herein and therein are qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation. These forward-looking statements are made as of the date of this Prospectus Supplement or the Base Shelf Prospectus, as applicable, and the Corporation assumes no obligation to update or revise them to reflect subsequent information, events or circumstances or otherwise, except as required by law.

The forward-looking statements in this Prospectus Supplement, the Base Shelf Prospectus and in documents incorporated by reference herein and therein are based on numerous assumptions regarding the Corporation's present and future business strategies and the environment in which the Corporation will operate in the future, including assumptions regarding business and operating strategies, and the Corporation's ability to operate on a profitable basis.

Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include: the net proceeds, if any, from sales under this Prospectus Supplement; the Corporation's use of proceeds and business objectives and milestones and the anticipated timing of execution, see "Use of Proceeds"; limited operating history; achieving publicly announced milestones; speculative nature of investment risk; early stage of the industry and product development; regulatory risks and uncertainties; "foreign private issuer" status under U.S. securities laws; plans for growth; limited products; limited marketing and sales capabilities; no assurance of commercial success; no profits or significant revenues; reliance on third parties for clinical development activities; risks related to third party relationships; reliance on contract manufacturers; safety and efficacy of products; clinical testing and commercializing products; completion of clinical trials; commercial grade product manufacturing; nature of regulatory approvals; unfavourable publicity or consumer perception; social media; biotechnology and pharmaceutical market competition; reliance on key executives and scientists; employee misconduct; business expansion and growth; negative results of external clinical trials or studies; product liability; enforcing contracts; product recalls; distribution and supply chain interruption; difficulty to forecast; promoting the brand; product viability; success of quality control systems; reliance on key inputs; liability arising from fraudulent or illegal activity; operating risk and insurance coverage; costs of operating as public company; management of growth; conflicts of interest; foreign operations; cybersecurity and privacy risk; environmental regulation and risks; decriminalisation of psychedelics; forward-looking statements may prove to be inaccurate; effects of inflation; political and economic conditions; application and interpretation of tax laws; enforcement of civil liabilities; risks related to intellectual property: trademark protection; trade secrets; patent law reform; patent litigation and intellectual property; protection of intellectual property; third-party licences; financial and accounting risks: substantial number of authorized but unissued Common Shares; dilution;  additional capital requirements; lack of significant product revenue; estimates or judgments relating to critical accounting policies; inadequate internal controls; risks related to the Common Shares: market for the Common Shares; significant sales of Common Shares; volatile market price for the Common Shares; tax issues; no dividends; risks related to the Offering: an investment in the Common Shares is highly speculative; completion of the Offering; negative operating cash flow; discretion in the use of proceeds; potential dilution; volatile market price of the Common Shares; significant sales of Common Shares; positive return not guaranteed; and the Corporation's expectation that it will be a "passive foreign investment company".

Although the forward-looking statements are based upon what management currently believes to be reasonable assumptions, the Corporation cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. In particular, the Corporation has made assumptions regarding, among other things:

• substantial fluctuation of losses from quarter to quarter and year to year due to numerous external risk factors, and anticipation that the Corporation will continue to incur significant losses in the future;

• uncertainty as to the Corporation's ability to raise additional funding to support operations;

• the Corporation's ability to access additional funding;

• the fluctuation of foreign exchange rates;

• the risks associated with the development of the Corporation's product candidates which are at early stages of development;

• reliance upon industry publications as the Corporation's primary sources for third-party industry data and forecasts;

• reliance on third parties to plan, conduct and monitor the Corporation's preclinical studies and clinical trials;

• reliance on third party contract manufacturers to deliver quality clinical and preclinical materials;

• the Corporation's product candidates may fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or may not otherwise produce positive results;

• risks related to filing investigational new drug applications to commence clinical trials and to continue clinical trials if approved;

• the risks of delays and inability to complete clinical trials due to difficulties enrolling patients;

• competition from other biotechnology and pharmaceutical companies;

• the Corporation's reliance on the capabilities and experience of the Corporation's key executives and scientists and the resulting loss of any of these individuals;

• the Corporation's ability to fully realize the benefits of acquisitions;

• the Corporation's ability to adequately protect the Corporation's intellectual property and trade secrets;

• the risk of patent-related or other litigation; and

• the risk of unforeseen changes to the laws or regulations in the United States, Canada, the United Kingdom, the Netherlands, Ireland and other jurisdictions in which the Corporation operates.

Drug development involves long lead times, is very expensive and involves many variables of uncertainty. Anticipated timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Corporation. Every patient treated on future studies can change those assumptions either positively (to indicate a faster timeline to new drug applications and other approvals) or negatively (to indicate a slower timeline to new drug applications and other approvals). This Prospectus Supplement and the documents incorporated by reference herein contain certain forward-looking statements regarding anticipated or possible drug development timelines. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Corporation's development efforts to date.

In addition to the factors set out above and those identified under the heading "Risk Factors" in the Annual Information Form and in this Prospectus Supplement, other factors not currently viewed as material could cause actual results to differ materially from those described in the forward-looking statements. Although the Corporation has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be anticipated, estimated or intended. Accordingly, readers should not place any undue reliance on forward-looking statements.

Many of these factors are beyond the Corporation's ability to control or predict. These factors are not intended to represent a complete list of the general or specific factors that may affect the Corporation. The Corporation may note additional factors elsewhere in this Prospectus Supplement and in any documents incorporated by reference herein. All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to the Corporation, or persons acting on the Corporation's behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, the Corporation undertakes no obligation to update any forward-looking statement.

The forward-looking statements contained in this Prospectus Supplement and the documents incorporated by reference herein are expressly qualified in their entirety by the foregoing cautionary statement. Investors should read this entire Prospectus, including the Annual Information Form, the documents incorporated by reference herein, and each applicable Prospectus Supplement, and consult their own professional advisers to ascertain and assess the income tax and legal risks and other aspects associated with holding securities of the Corporation.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference in the Base Shelf Prospectus solely for the purpose of the Offering.

As at the date hereof, the following documents of the Corporation filed with the securities commissions or similar authorities in Canada, and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

1. annual information form of the Corporation dated June 25, 2024 for the year ended March 31, 2024 (the "Annual Information Form");

2. audited consolidated financial statements of the Corporation and the notes thereto as at and for the fiscal years ended March 31, 2024 and 2023, together with the auditor's report thereon;

3. management's discussion and analysis of the Corporation for the year ended March 31, 2024;

4. unaudited interim condensed consolidated financial statements of the Corporation and the notes thereto for the three and nine months ended December 31, 2024 (the "Interim Financial Statements");

5. management's discussion and analysis of the Corporation for the three and nine months ended December 31, 2024 (the "Interim MD&A");

6. management information circular of the Corporation dated July 24, 2024 relating to the annual and special meeting of shareholders of the Corporation held on August 27, 2024;

7. material change report of the Corporation dated September 19, 2024 relating to the consolidation of the Corporation's issued and outstanding Common Shares on the basis of one new Common Share for every 38 existing Common Shares (the "Consolidation"); and

8. business acquisition report dated October 27, 2023 relating to the acquisition of Small Pharma Inc. ("Small Pharma") by the Corporation pursuant to the terms of the definitive agreement under which the Corporation acquired all of the issued and outstanding common shares of Small Pharma pursuant to a court-approved plan of arrangement.

Any document of the type referred to in Section 11.1 of Form 44-101F1 - Short Form Prospectus Distributions filed by the Corporation with a securities commission or similar regulatory authority in Canada subsequent to the date of this Prospectus Supplement and prior to the termination of this distribution shall be deemed to be incorporated by reference in the Prospectus Supplement for the purposes of the Offering. In addition, if the Corporation disseminates a news release in respect of previously undisclosed information that, in the Corporation's determination, constitutes a "material fact" (as such term is defined under applicable Canadian securities laws), the Corporation will identify such news release as a "designated news release" for the purposes of the Prospectus in writing on the face page of the version of such news release that the Corporation files on SEDAR+ (any such news release, a "Designated News Release"), and any such Designated News Release shall be deemed to be incorporated by reference into the Prospectus only for the purposes of the Offering. These documents will be available through the internet on the Corporation's SEDAR+ profile, which can be accessed at www.sedarplus.ca. In addition, any other report on Form 6-K or 40-F or the exhibits thereto filed or furnished, as applicable, by the Corporation with the SEC, under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), from the date of this Prospectus Supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this Prospectus Supplement and accompanying Base Shelf Prospectus forms a part, but in the case of any report on Form 6-K, only if and to the extent expressly so provided in any such report. The Corporation's current reports on Form 6-K and annual reports on Form 40-F are available on EDGAR at www.sec.gov/edgar.

Copies of the documents incorporated by reference herein will be available electronically on the Corporation's SEDAR+ profile, which can be accessed at www.sedarplus.ca, and from the Corporation's EDGAR profile at www.sec.gov/edgar. The Corporation's filings through SEDAR+ and EDGAR are not incorporated by reference in the Prospectus except as specifically set out herein.Any statement contained in this Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Offering to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus Supplement or Base Shelf Prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

References to the Corporation's website in any documents that are incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement and the Base Shelf Prospectus and the Corporation disclaims any such incorporation by reference. Neither the Corporation nor the Agents have provided or otherwise authorized any other person to provide investors with information other than that contained or incorporated by reference in this Prospectus Supplement or accompanying Base Shelf Prospectus, and neither the Corporation nor the Agents take any responsibility for other information that others may give you. If an investor is provided with different or inconsistent information, he or she should not rely on it.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this Prospectus Supplement and in the accompanying Base Shelf Prospectus under "Documents Incorporated by Reference", the following documents have been or will be filed with the SEC as part of the Registration Statement: (i) the Distribution Agreement; (ii) powers of attorney from certain of the Corporation's directors and officers (included on the signature page of the Registration Statement); (iii) the consent of Zeifmans LLP; (iv) the consent of MNP LLP; and (v) the consent of the Corporation's Canadian counsel, Aird & Berlis LLP.

ADDITIONAL INFORMATION

The Corporation has filed with the SEC the Registration Statement under the U.S. Securities Act with respect to the Common Shares offered under this Prospectus Supplement. This Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein, which form a part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Information omitted from this Prospectus Supplement or the Base Shelf Prospectus but contained in the Registration Statement is available on EDGAR under the Corporation's profile at www.sec.gov/edgar. Reference is also made to the Registration Statement and the exhibits thereto for further information with respect to the Corporation, the Offering and the Common Shares. Statements contained in this Prospectus Supplement as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

The Corporation is required to file with the various securities commissions or similar authorities in all of the provinces and territories of Canada, annual and quarterly reports, material change reports and other information. The Corporation is also an SEC registrant subject to the informational requirements of the Exchange Act and, accordingly, files with, or furnishes to, the SEC certain reports and other information. Under MJDS, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

THE CORPORATION

This summary does not contain all the information that may be important to an investor in deciding whether to invest in the Common Shares. An investor should read the entire Prospectus, including the section entitled "Risk Factors", the applicable Prospectus Supplement, and the documents incorporated by reference herein, including the Annual Information Form, before making such decision.

Summary of the Business

The Corporation is a clinical-stage breakthrough neuropsychiatry company on a mission to create safe and effective next-generation therapeutics to address the unmet need for new and innovative treatment options for people who suffer from mental health conditions. The Corporation's goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens.1

The Corporation's research and development work focuses on a three-pillar strategy that leverages the Corporation's core competencies in preclinical innovation and clinical development. This strategy supports the creation of intellectual property focused on developing the Corporation's platform technology, the progression of clinical development programs including CYB003, a deuterated psilocin molecule, CYB004, a deuterated version of N, N-dimethyltryptamine ("DMT"), CYB005, phenethylamine derivatives, and an expansive list of preclinical molecules to facilitate future drug development opportunities.

On October 23, 2023, the Corporation completed a statutory plan of arrangement under the provisions of the Business Corporations Act (British Columbia) (the "Arrangement"), pursuant to which Small Pharma became a wholly-owned subsidiary of the Corporation. Small Pharma is a biotechnology company focused on developing short-duration therapies for the treatment of mental health conditions. Small Pharma initiated programs across its "First-generation" and "Second-generation" psychedelics portfolio. First-generation psychedelics refer to the well-known classic psychedelics which includes psilocybin, DMT, and Lysergic acid diethylamide. Second-generation psychedelics refer to those that have been chemically modified with the aim to optimize their therapeutic benefit.

1 This is a forward-looking statement that involves material assumptions by the Corporation. Drug development involves long lead times, is very expensive and involves many variables of uncertainty. Anticipated timelines regarding drug development and recruitment of patients for participation in clinical trials are dependent on various factors and are based on reasonable assumptions informed by current knowledge and information available to the Corporation. Such statements are informed by, among other things, eligibility and exclusion criteria for the trial, design of the clinical trial, competition with other companies for clinical sites or patients, perceived risks and benefits of the prescription drug product candidate, the number, availability, location and accessibility of clinical trial sites, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Corporation's development efforts to date.

On April 1, 2024, pursuant to the provisions of the Business Corporations Act (Ontario) (the "OBCA"). Small Pharma completed a horizontal amalgamation with Cybin Corp., with Cybin Corp. being the resulting entity. As a result of this amalgamation, Cybin UK Ltd is now a wholly-owned subsidiary of Cybin Corp.

With a common goal to create novel, optimized psychedelic-based therapeutics, the combination of the Corporation and Small Pharma creates a leading international, clinical-stage company with potential to transform the treatment paradigm for mental health conditions. The companies' combined development portfolios are highly complementary and provide multiple opportunities to create operational and cost synergies.

As a result of the acquisition of Small Pharma by way of the Arrangement, the Corporation now currently has over 80 granted patents and over 230 pending applications.

Advancement of Mental Healthcare

The Corporation is conducting research and development of psychedelic therapeutics that aim to address unmet needs in the treatment of mental health conditions. This comprehensive development work is predicated on structural modifications of known tryptamine and phenethylamine derivatives to improve their pharmacokinetic properties while maintaining their respective pharmacology.

Across its extensive research and development programs, the Corporation is evaluating a wide array of novel, synthetic psychedelic active pharmaceutical ingredients intended to be delivered through innovative drug delivery systems including via inhalation, via intravenous, and intramuscular, or subcutaneous administration2.

The Corporation intends to apply for regulatory approval for therapies targeting indications such as major depressive disorder, alcohol use disorder, generalized anxiety disorder and potentially other various mental health conditions3. The Corporation is also developing compounds that may have the potential to address neuroinflammation4, central nervous system disorders, and psychiatric disorders5.

For additional information in respect of the Corporation and its operation, please see the Annual Information Form and Interim MD&A incorporated by reference into this Prospectus Supplement.

Recent Developments

Other than as set forth generally in this Prospectus Supplement, the Base Shelf Prospectus or the documents incorporated by reference herein, there have been no material developments in the business of the Corporation since February 10, 2025, the date of the Corporation's most recently issued Interim Financial Statements and the Interim MD&A.

2 See footnote 1.

3 See footnote 1.

4 See footnote 1.

5 See footnote 1.

Intercorporate Relationships

As at the date of this Prospectus Supplement, the Corporation's corporate structure includes the following material wholly-owned subsidiaries:

Note:

(1) The shareholders of Adelia Therapeutics Inc. ("Adelia") hold certain non-voting securities of Cybin U.S. issued in connection with the acquisition of Adelia on December 14, 2020 (the "Adelia Transaction"). For additional information in respect of the Adelia Transaction, please see the Annual Information Form incorporated by reference in this Prospectus Supplement.

DESCRIPTION OF THE COMMON SHARES

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares. As at February 10, 2025, the Corporation had 21,026,426 Common Shares and nil preferred shares issued and outstanding. For a summary of certain material attributes and characteristics of the Common Shares, see "Description of the Securities Being Distributed - Common Shares" in the Base Shelf Prospectus.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the Corporation's share or loan capitalization on a consolidated basis since the date of the Interim Financial Statements. As a result of the Offering, the shareholder's equity of the Corporation will increase by the amount of the net proceeds of the Offering and the number of issued and outstanding Common Shares will increase by the number of Common Shares actually distributed under the Offering.

USE OF PROCEEDS

The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Common Shares through the Agents in an "at-the-market distribution" or "at-the-market offering" will represent the gross proceeds after deducting the applicable compensation payable to the Agents under the Distribution Agreement and the expenses of the distribution. The proceeds actually received by the Corporation will depend on the number of Common Shares actually sold and the offering price of such Common Shares. See "Plan of Distribution".

Assuming net proceeds of the maximum of US$97,000,000 on or before the expiry of the Prospectus on September 17, 2025, the Corporation intends to use the net proceeds of the Offering for: (i) growth opportunities, and (ii) working capital initiatives. The Corporation believes it is prudent, particularly at the Corporation's stage of development and the competitive industry landscape, to secure capital for general corporate and working capital purposes to ensure that the Corporation maintains sufficient liquidity and capital resources in the near to medium term.

At any given time, the Corporation may be engaged in discussions and activities in respect of potential growth initiatives and other strategic opportunities that are complementary or accretive to the Corporation's business, which may include acquisitions or other investments. Some of the suppliers and services providers of the Corporation may be associated or affiliated with parties who have invested in the Corporation from time to time. As of the date of this Prospectus Supplement, the Corporation has not identified any specific investments or projects, nor any probable or significant acquisitions it wishes to undertake; however, it is important for the Corporation to have funds available to quickly and opportunistically pursue such opportunities as they arise. To the extent the Corporation requires additional capital, it may raise funds through debt and equity financing in the future.

The use of the net proceeds of the Offering to fund potential growth initiatives and other strategic opportunities is subject to change due to the influence of many evolving variables, including those as described under "Stage of Development" in the Interim MD&A and in the Annual Information Form, any changes in legislation and regulations, applications for licenses and the receipt of required licenses, renewals and other regulatory approvals. As a result, the Corporation cannot provide definitive details with respect to timing or specific uses of the net proceeds of the Offering. Such decisions will depend on market and competitive factors, as described herein, as they evolve over time. See "Cautionary Statement Regarding Forward-Looking Information" and "Risk Factors".

There may be circumstances where for sound business reasons, the Corporation reallocates the use of proceeds depending on the amount of proceeds raised, the time periods in which the proceeds are raised, developments in relation to potential growth initiatives and other strategic opportunities or unforeseen events, see "Risk Factors - Risks Related to the Offering - Discretion in the Use of Proceeds".

Since inception, the Corporation has financed its operations primarily from the issuance of equity and interest income on funds available for investment. To date, the Corporation has raised approximately C$422,000,000 in gross proceeds through private placement and prospectus offerings. The Corporation has experienced operating losses and cash outflows from operations since incorporation and will require ongoing financing to continue its research and development activities. The Corporation has not yet achieved profitability. The Corporation has not earned any revenue or reached successful commercialization of any products. The Corporation's success is dependent upon the ability to finance its cash requirements to continue its activities. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Corporation as those previously obtained, or at all. To the extent that the Corporation has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. The Corporation will be required to raise additional funds through the issuance of additional equity securities, through loan financing, or other means, such as through partnerships with other companies and research and development reimbursements. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Corporation as those previously obtained. See "Risk Factors - Risks Related to an Offering - Negative Cash Flow from Operating Activities".

Until applied, the net proceeds will be held as cash balances in the Corporation's bank account or invested in certificates of deposit and other instruments issued by banks or obligations of or guaranteed by the Government of Canada or any province thereof in accordance with the Corporation's investment policies.

For detailed information in respect of the Corporation's business objectives and milestones, sources and use of capital, and the application of proceeds from prior offerings by the Corporation, prospective purchasers should carefully consider the information described in the Base Shelf Prospectus, the Annual Information Form and the Interim MD&A, to which there has been no material changes since the date of the applicable document.

PLAN OF DISTRIBUTION

The Corporation has entered into the Distribution Agreement with the Agents under which the Corporation may issue and sell from time to time Common Shares having an aggregate sale price of up to US$100,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Common Shares are sold) in each of the provinces and territories of Canada and in the United States pursuant to placement notices delivered by the Corporation to the Agents from time to time in accordance with the terms of the Distribution Agreement. Sales of Common Shares, if any, will be made in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102 and an "at-the-market offering" as defined in Rule 415(a)(4) under the U.S. Securities Act, including sales made: (i) in privately negotiated transactions with the Corporation's consent and, if required, the consent of the CBOE Canada and the NYSE American; (ii) as block transactions; (iii) directly on the CBOE Canada by the Canadian Agent, and on NYSE American by the US Agent, or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in Canada or the United States; or (iv) by any method permitted by law. Subject to the pricing parameters in a placement notice, the Common Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of distribution. The Corporation cannot predict the number of Common Shares that the Corporation may sell under the Distribution Agreement on the CBOE Canada, NYSE American or any other trading market for the Common Shares in Canada, or if any Common Shares will be sold.

The Agents are not required to sell any specific number or dollar amount of Common Shares, but will use their commercially reasonable efforts to sell the Common Shares pursuant to the terms and conditions of the Distribution Agreement. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all.

The Agents will offer the Common Shares subject to the terms and conditions of the Distribution Agreement from time to time or as otherwise agreed upon by the Corporation and the Agents. Subject to the terms and conditions of the Distribution Agreement, the Agents will use their commercially reasonable efforts to sell, on the Corporation's behalf, all of the Common Shares requested to be sold by the Corporation. The Corporation may instruct the Agents not to sell Common Shares if the sales cannot be achieved at or above the price designated by the Corporation in a particular placement notice.

Neither the Corporation nor the Agents may suspend the Offering without proper notice to the other party. The Corporation and the Agents each have the right, by giving written notice as specified in the Distribution Agreement, to terminate the Distribution Agreement in each party's sole discretion at any time. Pursuant to the Distribution Agreement, the Offering will terminate upon the earliest of (i) the termination of the Distribution Agreement as provided for therein, (ii) the date on which the aggregate gross proceeds from sales of Common Shares pursuant to the Distribution Agreement equal US$100,000,000 and (iii) September 17, 2025.

The Corporation will pay the Agents the Commission for their services in acting as agent in connection with the sale of Common Shares pursuant to the Distribution Agreement in an amount equal to 3% of the gross sale price per Common Share sold (the "Commission"). Provided, however, that the Corporation shall not be obligated to pay the Agents any Commission on any sale of Common Shares that it is not possible to settle due to (i) a suspension or material limitation in trading in securities generally on the CBOE Canada or NYSE American, (ii) a material disruption in securities settlement or clearance services in Canada or the United States, (iii) failure by the applicable Agent to comply with its obligations under the terms of the Distribution Agreement; or (iv) if the Corporation and the Agents agree, pursuant to the terms of the Distribution Agreement, that no sale of Common shares will take place. The sales proceeds remaining after payment of the Commission and after deducting any expenses payable by the Corporation and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to the Corporation from the sale of such Common Shares.

The applicable Agent or Agents will provide written confirmation to the Corporation no later than the opening of the trading day immediately following the trading day on which it has made sales of the Common Shares under the Distribution Agreement. Each confirmation will include the number of Common Shares sold on such day (including the number of Common Shares sold on the CBOE Canada and or NYSE American, or on any other marketplace in Canada or the United States), the average price of the Common Shares sold on such day (including the average price of Common Shares sold on CBOE Canada, NYSE American or on any other marketplace in Canada or the United States), the gross proceeds, the Commission payable by the Corporation to the Agents with respect to such sales and the net proceeds payable to the Corporation. The Agents will also assist the Corporation with such other periodic reporting as may be reasonably requested by the Corporation with respect to the sales of Common Shares.

The Corporation will disclose the number and average price of the Common Shares sold under this Prospectus Supplement, as well as the gross proceeds, Commission and net proceeds from sales hereunder in the Corporation's annual and interim financial statements and related management discussion & analysis, annual information forms and annual reports on Form 40-F, filed on SEDAR+ and filed or furnished, as applicable, with the SEC on EDGAR, for any quarters or annual periods in which sales of Common Shares occur.

Settlement for sales of Common Shares will occur, unless otherwise specified in an applicable placement notice, on the second trading day on the applicable exchange following the date on which any sales were made in return for payment of the net proceeds to the Corporation. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Common Shares in the United States will be settled through the facilities of The Depository Trust Corporation or by such other means as the Corporation and the Agents may agree upon and sales of Common Shares in Canada will be settled through the facilities of The Canadian Depository for Securities or by such other means as the Corporation and the Agents may agree.

The Canadian Agent is not registered as a broker-dealer in the United States and, accordingly, will only sell Common Shares on marketplaces in Canada. The US Agent is not registered as an investment dealer in any Canadian jurisdiction and, accordingly, will only sell Common Shares on marketplaces in the United States.

The Offering is being made in Canada under the terms of this Prospectus Supplement and concurrently in the United States under the terms of the Corporation's Registration Statement filed with the SEC of which this Prospectus Supplement forms a part. In connection with the sale of the Common Shares on the Corporation's behalf, the Agents may be deemed to be an "underwriter" within the meaning of Section 2(a)(11) of the U.S. Securities Act, and the compensation of the Agents may be deemed to be underwriting commissions or discounts. The Corporation has agreed to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act.

The Corporation has agreed to pay the reasonable fees, disbursements and expenses of counsel to the Agents in connection with the Offering, subject to the terms of the Distribution Agreement and any other agreement in writing between the Corporation and the Agents.  No agent, underwriter or dealer involved in the distribution of Common Shares under the Offering, no affiliate of such an agent, underwriter or dealer and no person or company acting jointly or in concert with such an agent, underwriter or dealer has over-allotted, or will over-allot, securities in connection with such distribution or effected, or will affect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

The total expenses related to the commencement of the Offering to be paid by the Corporation, excluding the Commission payable to the Agents under the Distribution Agreement, are estimated to be approximately up to US$300,000.

Each of the Agents and its affiliates have in the past provided and may in the future provide various investment banking, commercial banking and other financial services for the Corporation and its affiliates, for which services they have received and may in the future receive customary fees. To the extent required by Regulation M, the Agents will not engage in any market making activities involving the Common Shares while the Offering is ongoing under this Prospectus Supplement.

The Corporation has applied to list the Common Shares offered by this Prospectus Supplement on the CBOE Canada and has submitted a supplemental listing application to NYSE American relating to the listing of the Common Shares to be offered in the Offering. Listing will be subject to the Corporation fulfilling all of the listing requirements of the CBOE Canada and NYSE American.

TRADING PRICE AND VOLUME

The Common Shares are listed for trading on the CBOE Canada and the NYSE American under the symbol "CYBN". The following table sets forth the reported monthly range of high and low prices per Common Share and total monthly volumes traded on the CBOE Canada and the NYSE American for each of the months indicated during the 12-month period prior to the date of this Prospectus Supplement.

CBOE Canada Price Range

Month	High ($)(1)	Low ($)(1)	Volume(1)

March 2024	27.36	15.96	319,631
April 2024	24.32	17.10	202,063
May 2024	19.76	16.91	153,726
June 2024	18.62	11.78	211,021
July 2024	19.00	12.73	199,837
August 2024	15.20	11.59	127,224
September 2024	14.430	9.50	601,212
October 2024	15.95	11.70	210,291
November 2024	19.46	13.85	611,576
December 2024	15.5	12.55	248,590
January 2025	15.55	12.55	185,068
February (1-7) 2025	15.27	13.25	100,908

Note:

(1) Source: CBOE Canada as of the date of this Prospectus Supplement. All figures related to securities are represented on a post-Consolidation basis.

On February 7, 2025, being the last day on which the Common Shares traded prior to the date of this Prospectus Supplement, the closing price of the Common Shares as reported on the CBOE Canada was $13.51.

NYSE American Price Range

Month	High (US$)(1)	Low (US$)(1)	Volume(1)

March 2024	19.8512	11.7078	4,766,203
April 2024	17.8562	12.8136	2,316,709
May 2024	14.44	12.5514	1,445,190
June 2024	13.30	9.405	3,135,767
July 2024	12.768	9.405	2,657,895
August 2024	10.716	8.7381	3,478,597
September 2024	10.628	6.50	5,478,558
October 2024	11.6597	8.2852	3,140,648
November 2024	13.88	9.1612	12,981,742
December 2024	11.08	8.386	4,976,111
January 2025	10.73	8.625	3,926,388
February (1-7) 2025	10.7199	8.90	2,792,404

Note:

(1) Source: NYSE American as of the date of this Prospectus Supplement. All figures related to securities are represented on a post-Consolidation basis.

On February 7, 2025, being the last day on which the Common Shares traded prior to the date of this Prospectus Supplement, the closing price of the Common Shares as reported on the NYSE American was US$9.00.

PRIOR SALES

The following table sets forth the details regarding all issuances of Common Shares, including issuances of all securities convertible or exchangeable into Common Shares, during the 12-month period before the date of this Prospectus Supplement:

Date of Issuance	Number of Securities Issued(4)	Type	Issuance / Exercise Price Per Security (CAD)(1)(4)
January 3, 2024(2)	130,120	Common Shares	$19.76
March 19, 2024(3)	9,179,927	Common Shares	$22.14
March 20, 2024	526	Options	$21.28
April 5, 2024	308,294	Options	$21.28
August 15, 2024	3,061,233	Options	$13.11
November 27, 2024	80,100	Options	$14.37
January 21, 2025(5)	17,100	Common Shares	$12.37
January 22, 2025(5)	50,000	Common Shares	$12.74
January 23, 2025(5)	5,000	Common Shares	$12.98
January 24, 2025(5)	34,000	Common Shares	$13.74
January 27, 2025(5)	15,082	Common Shares	$13.79
January 29, 2025(5)	31,738	Common Shares	$13.13
January 30, 2025(5)	32,000	Common Shares	$13.33
January 31, 2025(5)	49,496	Common Shares	$13.44
February 3, 2025(5)	25,500	Common Shares	$13.38
February 4, 2025(5)	326,800	Common Shares	$13.50
February 5, 2025(5)	280,800	Common Shares	$13.36
February 6, 2025(5)	85,000	Common Shares	$13.13
February 7, 2025(5)	57,000	Common Shares	$12.41

Notes:

(1) Certain amounts have been converted from USD to CAD based on the average exchange rate posted by the Bank of Canada for the year ended March 31, 2024, being US$1.00 = C1.3550

(2) Common Shares issued in exchange for class B common shares in the capital of Cybin U.S.

(3) Common Shares issued in connection with the Corporation's private placement of Common Shares completed on March 19, 2024.

(4) All figures related to securities are represented on a post-Consolidation basis.

(5) Common Shares issued in connection with the Corporation's prior at-the-market equity program (the "Prior ATM Program") under the Base Shelf Prospectus which allowed the Corporation to issue and sell up to US$35,000,000 of Common Shares to the public, from time to time, at its discretion. The Prior ATM Program was qualified by the prospectus supplement dated August 23, 2023, as amended.

CERTAIN CANADIAN INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Tax Act, generally applicable to an investor who acquires Common Shares as beneficial owner pursuant to this Prospectus Supplement and who, at all relevant times, for the purposes of the Tax Act, (i) deals at arm's length and is not affiliated with the Corporation, the Underwriters and any subsequent purchaser of such securities and (ii) will acquire and hold the Common Shares as capital property (each a "Holder").  Generally, the Common Shares will be considered to be capital property to a Holder, provided the Holder does not hold or use the Common Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a "financial institution", as defined in the Tax Act, for the purposes of the mark-to-market rules in the Tax Act; (ii) that is a "specified financial institution", as defined in the Tax Act; (iii) an interest in which is or would constitute a "tax shelter investment" as defined in the Tax Act; (iv) that has elected to determine its "Canadian tax results" (as defined in the Tax Act) in a currency other than the Canadian dollar; (v) that has entered into or will enter into a "derivative forward agreement" or a "synthetic disposition arrangement", as those terms are defined in the Tax Act, with respect to the Common Shares or (vi) that receives dividends on the Common Shares under or as part of a "dividend rental arrangement", as defined in the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in the Common Shares. In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of the Common Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes (or does not deal at arm's length for purposes of the Tax Act with a corporation resident in Canada that is or becomes), as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident person, or a group persons comprised of any combination of non-resident corporations, non-resident individuals or non-resident trusts that do not deal at arm's length with each other, for purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring the Common Shares pursuant to the Offering.

This summary is based upon the current provisions of the Tax Act in force as of the date hereof and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA"). This summary takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider other federal or any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in the Common Shares.  This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Holder. Holders should consult their own legal and tax advisors for advice with respect to the tax consequences of an investment in the Common Shares based on their particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares (including dividends, adjusted cost base and proceeds of disposition) must generally be expressed in Canadian Dollars. Amounts denominated in any other currency must be converted into Canadian Dollars generally based on the exchange rate quoted by the Bank of Canada on the date such amounts arise or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

Taxation of Resident Holders

The following portion of this summary is generally applicable to a Holder who, for the purposes of the Tax Act, is resident or deemed to be resident in Canada at all relevant times (a  "Resident Holder"). Certain Resident Holders whose Common Shares might not constitute capital property may, in certain circumstances, be entitled to make an irrevocable election permitted by subsection 39(4) of the Tax Act to have them, and every other "Canadian security" (as defined in the Tax Act) held by such Resident Holder in the taxation year of the election, and each subsequent taxation year, be treated as capital property. Resident Holders contemplating making such an election should consult their own tax advisors as to whether an election under subsection 39(4) is available and, if available, whether it is advisable in their particular circumstances.

Taxation of Dividends

A Resident Holder will be required to include in computing income for a taxation year any dividends received, or deemed to be received, in the year by the Resident Holder on the Common Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from "taxable Canadian corporations" (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit applicable to an dividends designated by the Corporation as an "eligible dividend" in accordance with the provisions of the Tax Act. There may be restrictions on the ability of the Corporation to designate any particular dividend as an "eligible dividend".

A dividend received or deemed to be received by a Resident Holder that is a corporation must be included in computing its income but will generally be deductible in computing the corporation's taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain, to the extent and under the circumstances specified in the Tax Act. A corporation that is a "private corporation" or a "subject corporation" (each as defined in the Tax Act), may be liable under Part IV of the Tax Act to pay an additional tax (refundable under certain circumstances) on dividends received or deemed to be received on the Common Shares in a year to the extent such dividends are deductible in computing taxable income for the year.  Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

Taxable dividends received by a Resident Holder who is an individual (other than certain trusts) may result in such holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Disposition of Common Shares

A Resident Holder who disposes, or is deemed to dispose, of a Common Share (other than to the Corporation, unless purchased by the Corporation in the open market in the manner in which Common Shares are normally purchased by any member of the public in the open market) generally will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of such Common Shares immediately before the disposition or deemed disposition. The adjusted cost base to a Resident Holder of a Common Share acquired pursuant to this Offering generally will be determined by averaging the cost such Common Share with the adjusted cost base of all Common Shares of the Corporation (if any) owned by the Resident Holder as capital property immediately prior the time of acquisition. The taxation of capital gains and losses is generally described below under the heading "Capital Gains and Capital Losses".

Capital Gains and Capital Losses

Subject to the Capital Gains Proposals (as defined below), generally, one-half of any capital gain (a "taxable capital gain") realized by a Resident Holder in a taxation year must be included in computing income the Resident Holder's income for that taxation year. Currently, one-half of any capital loss (an "allowable capital loss") realized in a particular taxation year must be deducted against taxable capital gains realized by the Resident Holder in the year of disposition, in accordance with the detailed rules in the Tax Act. Allowable capital losses in excess of taxable capital gains realized in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

Under certain Tax Proposals contained in a Notice of Ways and Means Motion tabled September 23, 2024 (the "Capital Gains Proposals"), for capital gains and capital losses realized on or after June 25, 2024, the capital gains inclusion rate would generally be increased from one-half to two-thirds for corporations and certain trusts, and generally from one-half to two-thirds for individuals (including certain trusts) on capital gains realized in excess of $250,000, subject to certain transitional rules, including capital gains realized indirectly through a trust or partnership, in a taxation year (net of any capital losses realized in the year and any net capital losses that are carried forward or back to the year). An individual Resident Holder's income for a particular taxation year in which the increased rate applies will be subject to certain adjustments which are intended to effectively reduce the individual Resident Holder's net inclusion rate to the original one-half rate for up to $250,000 of net capital gains realized (or deemed to be realized) by the individual Resident Holder in the year (or the portion of the year ending on or after June 25, 2024 in the case of the 2024 taxation year) that are not offset by net capital losses carried back or forward from another taxation year.  On January 31, 2025, the Department of Finance Canada announced a deferral of the implementation date of the Capital Gains Amendments, from June 25, 2024 to January 1, 2026.  The Capital Gains Proposals must still be introduced in Parliament and enacted into law.  As of the date hereof, it is uncertain if they will be enacted as currently proposed, or at all. Resident Holders who may be subject to the increased inclusion rate for capital gains as a result of the Capital Gains Proposals should consult their own tax advisors.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of a Common Share may be reduced by the amount of any dividends received or deemed to have been received by such Resident Holder on such shares, to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation" or, at any time in the taxation year, is or is deemed to be a "substantive CCPC" (each as defined in the Tax Act) ) may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including amounts in respect of net taxable capital gains. Such Resident Holders should consult their own tax advisors.

Alternative Minimum Tax

Capital gains realized (or deemed to be realized) and dividends received (or deemed to be received) by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors in this regard.

Taxation of Non-Resident Holders

The following portion of this summary is generally applicable to a Holder who, for the purposes of the Tax Act and at all relevant times: (i) is neither resident nor deemed to be resident in Canada for the purposes of the Tax Act and (ii) do not use or hold, and are not deemed to use or hold, Common Shares in the course of business carried on or deemed to be carried on in Canada. Holders who meet all of the foregoing requirements are referred to herein as "Non-Resident Holders", and this portion of the summary only addresses such Non-Resident Holders.

The term "U.S. Holder", for the purposes of this summary, means a Non-Resident Holder who, for purposes of the Canada-United States Tax Convention (1980), as amended (the "Treaty"), is at all relevant times a resident of the United States and is a "qualifying person" within the meaning of the Treaty eligible for the full benefits of the Treaty. Holders should consult their own tax advisors to determine their entitlement to benefits under the Treaty and related compliance requirements based on their particular circumstances.

Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on, or deemed to carry on, business in Canada and elsewhere or that is an "authorized foreign bank" (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Receipt of Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Corporation are subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless reduced by the terms of an applicable tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.  For example, under the Treaty, the rate of withholding tax on dividends paid or credited to U.S. Holder who is the beneficial owner of the dividends is generally reduced to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Corporation's voting shares). Non-Resident Holders (including U.S. Holders) should consult their own tax advisors to determine their entitlement to benefits under any applicable tax treaty or convention based on their particular circumstances.

Disposition of Common Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share unless such Common Share constitutes "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty or convention. In addition, capital losses arising on the disposition or deemed disposition of a Common Share will not be recognized under the Tax Act, unless the Common Share constitutes "taxable Canadian property" to the Non-Resident Holder thereof for purposes of the Tax Act, and the Non-Resident Holder is not entitled to relief under the terms of an applicable tax treaty or convention.

Provided the Common Shares are listed on a "designated stock exchange", as defined in the Tax Act (which currently includes the CBOE Canada and the NYSE American) at the time of disposition, the Common Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm's length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of shares of the Corporation; and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, "Canadian resource properties", "timber resource properties" (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties, whether or not such property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Common Shares may be deemed to be taxable Canadian property of a Non-Resident Holder. Non-Resident Holders should consult their own tax advisors as to whether their Common Shares constitute "taxable Canadian property".

The Commons Shares will generally constitute "treaty-protected property" for the purposes of the Tax Act if the income or gain from the disposition of such property is exempt from tax under Part I of the Tax Act pursuant to the terms of an applicable income tax treaty or convention.

See "Taxation of Residents Holders - Taxation of Capital Gains and Losses" for the consequences that will generally apply to a Non-Resident Holder if the Common Shares are taxable Canadian property of the Non-Resident Holder and are not treaty-protected property of the Non-Resident Holder at the time of their disposition.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Common Shares acquired pursuant to this Offering. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from or relating to the acquisition, ownership and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal alternative minimum tax, U.S. federal net investment income tax, U.S. federal estate and gift tax, U.S. state and local tax, or non-U.S. tax consequences to U.S. Holders of the acquisition, ownership and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, state, local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

No ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed) promulgated thereunder, published rulings of the IRS, published administrative positions of the IRS, the current provisions of the Canada-US Tax Treaty, and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. Except as provided herein, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Common Shares acquired pursuant to this Offering that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the United States;

  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Common Shares that is not a U.S. Holder or an entity or arrangement classified as a partnership for U.S. federal income tax purposes. This summary does not address the U.S. federal, state or local tax consequences to non-U.S. Holders arising from or relating to the acquisition, ownership and disposition of Common Shares. Accordingly, a non-U.S. Holder should consult its own tax advisors regarding the U.S. federal, state or local and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to special tax accounting rules with respect to Common Shares; (i) are partnerships or other "pass-through" entities (and partners or other owners thereof); (j) are S corporations (and shareholders thereof); (k) are U.S. expatriates or former long-term residents of the United States subject to Section 877 or 877A of the Code; (l) hold Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; or (m) own or have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Corporation. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, state, local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax consequences to any such partner (or owner or participant). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as "pass-through" entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of Common Shares.

Passive Foreign Investment Company Rules

PFIC Status

If the Corporation was to constitute a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "PFIC", as defined below) for any year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of Common Shares. Based on current business plans and financial expectations, the Corporation expects to be a PFIC for its current tax year and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Corporation as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, the Corporation's status as a PFIC and the status of any of the Corporation's subsidiaries as a PFIC for the current tax year cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Corporation (or any subsidiary of the Corporation) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Corporation and each subsidiary of the Corporation.

In any year in which the Corporation is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Corporation generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Corporation is passive income (the "PFIC income test") or (b) 50% or more of the value of the Corporation's assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "PFIC asset test"). "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if the Corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Corporation will be treated as if the Corporation (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, "passive income" does not include certain interest, dividends, rents, or royalties that are received or accrued by the Corporation from certain "related persons" (as defined in Section 954(d)(3) of the Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Corporation is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Corporation's direct or indirect equity interest in any company that is also a PFIC (a "Subsidiary PFIC"), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any "excess distributions," as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Corporation or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Common Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Corporation is a PFIC for any tax year during which a U.S. Holder owns Common Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether and when such U.S. Holder makes an election to treat the Corporation and each Subsidiary PFIC, if any, as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or makes a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder".

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to: (a) any gain recognized on the sale or other taxable disposition of Common Shares; and (b) any "excess distribution" received on the Common Shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder's holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, if the Corporation is a PFIC, any gain recognized on the sale or other taxable disposition of Common Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any "excess distribution" received on Common Shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the respective Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

If the Corporation is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, the Corporation will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Corporation ceases to be a PFIC in one or more subsequent tax years. If the Corporation ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to the Common Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such Common Shares were sold on the last day of the last tax year for which the Corporation was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the net capital gain of the Corporation, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Corporation, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Corporation is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Corporation. However, for any tax year in which the Corporation is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Corporation generally (a) may receive a tax-free distribution from the Corporation to the extent that such distribution represents "earnings and profits" of the Corporation that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder's holding period for the Common Shares in which the Corporation was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder's holding period for the Common Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a "purging" election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a "purging" election to recognize gain as discussed in the preceding sentence, then such U.S. Holder shall be subject to the QEF Election rules and shall continue to be subject to tax under the rules of Section 1291 of the Code discussed above with respect to its Common Shares. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Corporation ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Corporation is not a PFIC. Accordingly, if the Corporation becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Corporation qualifies as a PFIC.

For each tax year that the Corporation qualifies as a PFIC, the Corporation: (a) intends to make publicly available to U.S. Holders, upon their written request, a "PFIC Annual Information Statement" for the Corporation as described in Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation) and (b) upon written request, intends to use commercially reasonable efforts to provide such additional information that such U.S. Holder is reasonably required to obtain in connection with maintaining such QEF Election with regard to the Corporation. The Corporation may elect to provide such information on the Corporation's website. However, U.S. Holders should be aware that the Corporation can provide no assurances that the Corporation will provide any such information relating to any Subsidiary PFIC and as a result, a QEF Election may not be available with respect to any Subsidiary PFIC. Because the Corporation may own shares in one or more Subsidiary PFICs at any time, U.S. Holders will continue to be subject to the rules discussed above with respect to the taxation of gains and excess distributions with respect to any Subsidiary PFIC for which the U.S. Holders do not obtain such required information. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election with respect to the Corporation and any Subsidiary PFIC.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Corporation does not provide the required information with regard to the Corporation or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be "marketable stock" if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Each U.S. Holder should consult its own tax advisor in this matter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder's holding period for the Common Shares for which the Corporation is a PFIC and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Corporation is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Holder's adjusted tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder's adjusted tax basis in the Common Shares, over (b) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291 of the Code, the IRS has issued proposed Treasury Regulations that would impact certain consequences of the application of the PFIC regime to U.S. Holders. Among other consequences, and subject to certain exceptions, such proposed Treasury Regulations would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which such common shares are transferred.If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not yet been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Corporation is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

In addition, a U.S. Holder who acquires Common Shares from a decedent will not receive a "step up" in tax basis of such Common Shares to fair market value unless such decedent had a timely and effective QEF Election in place.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

General Rules Applicable to the Ownership and Disposition of Common Shares

The following discussion is subject, in its entirety, to the rules described above under the heading "Passive Foreign Investment Company Rules".

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Corporation, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Corporation is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Corporation, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See "Sale or Other Taxable Disposition of Common Shares" below). However, the Corporation does not intend to maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore should assume that any distribution by the Corporation with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the "dividends received deduction". Subject to applicable limitations and provided the Corporation is eligible for the benefits of the Canada-US Tax Treaty or the Common Shares are readily tradable on a United States securities market, dividends paid by the Corporation to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Corporation not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such Common Shares sold or otherwise disposed of. A U.S. Holder's tax basis in Common Shares generally will be such U.S. Holder's U.S. dollar cost for such Common Shares. Gain or loss recognized on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Tax Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt or, if applicable, the date of settlement if the Common Shares are traded on an established securities market (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Common Shares will be treated as foreign-source income, and generally will be treated as "passive category income" or "general category income" for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Common Shares generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of Canada-US Tax Treaty may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to foreign taxes paid or accrued (the "Foreign Tax Credit Regulations") impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex, and involve the application of rules that depend on a U.S. Holder's particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

RISK FACTORS

An investment in the Common Shares is highly speculative and subject to a number of risks. Before deciding whether to invest, investors should consider carefully the risks factors set forth below and in the documents incorporated by reference in the Base Shelf Prospectus and this Prospectus Supplement (including those discussed under the heading "Risk Factors" in the Base Shelf Prospectus and the Corporation's most recent annual information form, annual management discussion & analysis and interim management discussion & analysis) and all of the other information in the Prospectus Supplement (including, without limitation, the documents incorporated by reference). The risks described in this Prospectus Supplement are not the only risks that affect the Corporation. Additional risks and uncertainties that the Corporation is unaware of, or that the Corporation currently deems not to be material, may also become important factors that affect the Corporation. If any such risks actually occur, the Corporation's business, financial condition or results of operations could be materially adversely affected, with the result that the trading price of the Common Shares could decline and investors could lose all or part of their investment.

Risk Factors Related to the Offering

"At-the-Market" Offerings

Investors who purchase Common Shares in this Offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. The Corporation will have discretion, subject to market demand, to vary the timing, prices, and numbers of Common Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Common Shares as a result of sales made at prices lower than the prices they paid.

Volatile Market Price of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Corporation’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Corporation’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Corporation or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares.

Financial markets have periodically experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Corporation’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Corporation’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

An Investment in the Common Shares is Highly Speculative

An investment in the Common Shares and the Corporation's prospects generally are speculative due to the risky nature of its business and the present stage of its development. Investors may lose their entire investment. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described or incorporated by reference herein, or other unforeseen risks. If any of such risks actually occur, then the Corporation's business, financial condition and operating results could be adversely affected. Investors should carefully consider all risks and consult with their professional advisors to assess any investment in the Corporation.

Negative Operating Cash Flow

The Corporation has had negative cash flow from operating activities since inception. Drug development involves long lead times, is very expensive and involves many variables of uncertainty. As such, significant capital investment will be required to achieve the Corporation's existing plans. The Corporation's net losses have had and will continue to have an adverse effect on, among other things, shareholder equity, total assets and working capital. The Corporation expects that losses may fluctuate from quarter to quarter and year to year, and that such fluctuations may be substantial based on the stage of development of its principal programs. The Corporation cannot predict when it will become profitable, if at all. Accordingly, the Corporation may be required to obtain additional financing in order to meet its future cash commitments.

Discretion in the Use of Proceeds

The Corporation will have discretion concerning the use of the net proceeds of the Offering as well as the timing of their expenditures, and may apply the net proceeds of the Offering in ways other than as described under "Use of Proceeds". As a result, an investor will be relying on the judgment of management for the application of the net proceeds of the Offering. Management may use the net proceeds of the Offering in ways that an investor may not consider desirable. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds are not applied effectively, the Corporation's business, prospects, financial position, financial condition or results of operations may suffer.

Need for Additional Financing

The continued development of the Corporation will require additional financing. The Corporation's activities do have scope for flexibility in terms of the amount and timing of expenditures, and expenditures may be adjusted accordingly. However, further operations will require additional capital and will depend on the Corporation's ability to obtain financing through debt, equity or other means. The Corporation's ability to meet its obligations and maintain operations may be contingent upon successful completion of additional financing arrangements. There is no assurance that the Corporation will be successful in obtaining the required financing in the future or that such financing will be available on terms acceptable to the Corporation. In addition, any future financing may also be dilutive to existing shareholders of the Corporation. See "Risk Factors - Risks Related to the Offering - Negative Operating Cash Flow" and "Risk Factors - Risks Related to the Offering - Potential Dilution".

No Certainty of Net Proceeds from the Offering

There is no certainty that US$100,000,000, or any amount, will be raised under the Offering. The Agents have agreed to use commercially reasonable efforts to sell the Common Shares when and to the extent requested by the Corporation, but the Corporation is not required to request the sale of the maximum amount offered or any amount and, if the Corporation requests a sale, the Corporation and the Agents are not obligated to purchase any Common Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Corporation, the Corporation may raise substantially less than the maximum total offering amount or nothing at all.

Potential Dilution

The Corporation's articles of incorporation and by-laws allow it to issue an unlimited number of Common Shares for such consideration and on such terms and conditions as established by the board of directors of the Corporation, in many cases, without the approval of the Corporation's shareholders. With any additional issuance of Common Shares, investors will suffer dilution to their voting power and the Corporation may experience dilution in its earnings per share. "Risk Factors - Risks Related to an Offering - Potential Need for Additional Financing".

Significant Sales of Common Shares

Significant sales of Common Shares, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Common Shares. A decline in the market prices of the Common Shares could impair the Corporation's ability to raise additional capital through the sale of securities should it desire to do so.

Positive Return Not Guaranteed

There is no guarantee that the Common Shares will earn any positive return in the short term or long term. A holding of Common Shares is highly speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Common Shares is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Application and Interpretation of Tax Laws

The Corporation is subject to direct and indirect taxes in various foreign jurisdictions. The amount of tax that the Corporation pays, directly or indirectly, is subject to the interpretation of applicable tax laws in the jurisdictions of operations in which the Corporation has interests. The Corporation has taken and will continue to take tax positions based on the application and interpretation of tax laws, but tax accounting often involves complex matters and judgment is required in determining the Corporation's foreign provisions for taxes and other tax liabilities. There can be no assurance that a taxing authority will not have a different interpretation of the law and assess the Corporation, or the operations in which the Corporation has interests, with additional taxes. Further, the Corporation's future effective tax rates could be impacted by changes in tax laws or regulations, and changing interpretation of existing laws or regulations. Both domestic and international tax laws, and interpretation of the tax laws, are subject to change as a result of changes in fiscal policy, changes in legislation, evolution of regulation and court rulings. The application of these tax laws and related regulations is subject to legal and factual interpretation, judgment and uncertainty.

Enforcement of Civil Liabilities

Certain of the Corporation's subsidiaries and assets are located outside of Canada. Accordingly, it may be difficult for investors to enforce within Canada any judgments obtained against the Corporation, including judgments predicated upon the civil liability provisions of applicable Canadian securities laws or otherwise. Consequently, investors may be effectively prevented from pursuing remedies against the Corporation under Canadian securities laws or otherwise.

The Corporation has subsidiaries incorporated in the United States, Ireland and the United Kingdom. It may not be possible for shareholders to effect service of process outside of Canada against the directors and officers of the Corporation who are not resident in Canada. In the event a judgment is obtained in a Canadian court against one or more of such persons for violations of Canadian securities laws or otherwise, it may not be possible to enforce such judgment against persons not resident in Canada. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law or other claims in original actions instituted in the United States, Ireland and the United Kingdom. Courts in such jurisdictions may refuse to hear a claim based on a violation of Canadian securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law. See the section entitled "Enforcement of Civil Liabilities by U.S. Investors."

The Corporation expects to be a "passive foreign investment company", which may have adverse U.S. federal income tax consequences for U.S. Holders

Based on current business plans and financial expectations, the Corporation expects to be a PFIC for its current tax year and may be a PFIC in future tax years. If the Corporation is a PFIC for any year during a U.S. taxpayer's holding period of Common Shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the Common Shares or any so-called excess "distribution" received on its Common Shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective QEF Election or a Mark-to-Market Election. Subject to certain limitations, such elections may be made with respect to the Common Shares. A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of the Corporation's net capital gain and ordinary earnings for any year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts to its shareholders. A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer's basis therein. This paragraph is qualified in its entirety by the discussion above under the heading "Certain United States Federal Income Tax Considerations - Passive Foreign Investment Company Rules." Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Common Shares.

EXPERTS

The matters referred to under "Certain Canadian Income Tax Considerations" and "Certain United States Federal Income Tax Considerations", as well as certain other legal matters relating to the issue and sale of the Common Shares, will be passed upon on behalf of the Corporation by Aird & Berlis LLP, with respect to Canadian legal matters, and by Dorsey & Whitney LLP, with respect to United States legal matters, and certain legal matters on behalf of the Agents by Bennett Jones LLP, with respect to Canadian legal matters, and Mintz, Levin, Cohn, Ferris, Glovsky, and Popeo, P.C., with respect to United States legal matters.

As of the date of this Prospectus Supplement, the partners and associates of Aird & Berlis LLP and Bennett Jones LLP, beneficially owned, directly or indirectly, less than 1% of the outstanding securities of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Zeifmans LLP, Chartered Professional Accountants, are the auditors of the Corporation and have confirmed that they are independent of the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation. Neither Zeifmans LLP nor any designated professional thereof, had any registered or beneficial interest in any securities or other property of the Corporation at the time they audited the relevant financial statements incorporated by reference in this Prospectus Supplement or at any time thereafter.

MNP LLP, Chartered Professional Accountants, are the former auditors of Small Pharma and have confirmed that they are independent of Small Pharma within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation. Neither MNP LLP nor any designated professional thereof, had any registered or beneficial interest in any securities or other property of the Corporation at the time they audited the relevant financial statements incorporated by reference in this Prospectus Supplement or at any time thereafter.

The registrar and transfer agent of the Common Shares is Odyssey Trust Company at its principal office in Calgary, Alberta.

ENFORCEMENT OF CIVIL LIABILITIES FOR U.S. INVESTORS

The Corporation is a corporation existing under the OBCA. Other than Douglas Drysdale, Eric So, and Paul Glavine, all of the directors and officers, and all of the experts named in this Prospectus Supplement or the accompanying Base Shelf Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a majority of the Corporation's assets, are located outside the United States. The Corporation has appointed an agent for service of process in the United States, but it may be difficult for holders of the Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of the Common Shares who reside in the United States to realize upon judgments of courts of the United States predicated upon the Corporation's civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws or the securities or "Blue Sky" laws of any state within the United States.

The Corporation has been advised by its Canadian counsel, Aird & Berlis LLP, that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated upon United States federal securities laws or any such state securities or "Blue Sky" laws of any state within the United States.

The Corporation filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed C T Corporation System as the agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of, related to, or concerning the offering of Common Shares under this Prospectus Supplement and the accompanying Base Shelf Prospectus.

Amendment No. 3 dated January 6, 2025 to the Short Form Base Shelf Prospectus dated August 17, 2023, as amended by Amendment No. 1 dated December 22, 2023 and by Amendment No. 2 dated April 8, 2024

The short form base shelf prospectus dated August 17, 2023, as amended by Amendment No. 1 dated December 22, 2023 and by Amendment No. 2 dated April 8, 2024, and as further amended by this amendment, is referred to as the base shelf prospectus and has been filed under legislation in each of the provinces and the territories of Canada that permits certain information about these securities to be determined after the short form prospectus dated August 17, 2023, as amended by Amendment No. 1 dated December 22, 2023 and by Amendment No. 2 dated April 8, 2024, and as further amended by this amendment, has become final and that permits the omission from the prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements is available.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The short form base shelf prospectus dated August 17, 2023, as amended by Amendment No. 1 dated December 22, 2023 and by Amendment No. 2 dated April 8, 2024, and as further amended by this amendment, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Cybin Inc. at 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9, telephone 1-866-292-4601, and are also available electronically at www.sedarplus.ca.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission (the "SEC"). These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

January 6, 2025

CYBIN INC.

$650,000,000

Common Shares

Warrants

Units

Debt Securities

Subscription Receipts

The short form base shelf prospectus dated August 17, 2023, as amended by Amendment No. 1 dated December 22, 2023 and by Amendment No. 2 dated April 8, 2024 (collectively, the "Prospectus") of Cybin Inc. (the "Corporation" or "Cybin") is hereby amended by this Amendment No. 3 to increase the aggregate amount of Securities that may be offered from time to time under the Prospectus from $400,000,000 to $650,000,000. Capitalized terms used but not otherwise defined in this Amendment No. 3 have the meanings ascribed thereto in the Prospectus.

_______________________________________________

The Corporation is a foreign private issuer under United States securities laws and is permitted under the multijurisdictional disclosure system adopted by the United States and Canada to prepare the Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The Corporation has prepared its consolidated financial statements, included or incorporated herein by reference, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and its consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

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Prospective investors should be aware that the purchase of Securities may have tax consequences that may not be fully described in the Prospectus or in any Prospectus Supplement, and should carefully review the tax discussion, if any, in the applicable Prospectus Supplement and in any event consult with a tax advisor.

An investor's ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Corporation is incorporated in Canada, most of the officers and directors named in the Prospectus are not residents of the United States, and some of the Corporation's assets and all or a substantial portion of the assets of such persons are located outside of the United States. See "Risk Factors - Enforcement of Civil Liabilities" in the Prospectus and in this Amendment No. 3.

See "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" beginning on pages 1 and 29 of the Prospectus, respectively, and the documents incorporated or deemed to be incorporated by reference therein and the applicable Prospectus Supplement, for a discussion of certain risks that you should consider in connection with an investment in these Securities.

NEITHER THE SEC OR ANY CANADIAN SECURITIES REGULATOR, NOR ANY STATE SECURITIES REGULATOR, HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS OR DETERMINED IF THE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

_______________________________________________

Specifically, the Prospectus is amended by deleting all references to "$400,000,000" contained on the face page of the Prospectus and substituting "$650,000,000" therefor. The first paragraph of the text on the face page of the Prospectus, as so amended, is deleted and replaced with the following:

"This short form base shelf prospectus ("Prospectus") relates to the offering for sale from time to time (each, an "Offering") by Cybin Inc. (the "Corporation" or "Cybin") during the 25-month period commencing on August 17, 2023, that this Prospectus, including any amendments, remains valid, of up to $650,000,000 in the aggregate of: (i) common shares ("Common Shares") of the Corporation; (ii) warrants ("Warrants") to purchase other Securities (as defined below) of the Corporation; (iii) units ("Units") comprising of one or more of the other Securities, (iv) senior and subordinated unsecured debt securities (collectively, "Debt Securities"), including debt securities convertible or exchangeable into other securities of the Corporation, and (v) subscription receipts ("Subscription Receipts" and together with the Common Shares, Warrants, Units and Debt Securities, collectively referred to herein as the "Securities"). The Securities may be offered separately or together, in amounts, at prices and on terms determined based on market conditions at the time of the sale and as set forth in an accompanying prospectus supplement ("Prospectus Supplement"). In addition, one or more securityholders of the Corporation (each a "Selling Securityholder") may also offer and sell Securities under this Prospectus. See "Selling Securityholders"."

The Prospectus is further amended by deleting the reference to "$400,000,000" contained in the first sentence of the first paragraph under the heading "Plan of Distribution" on page 28, so that such sentence, as so amended, reads as follows:

"The Corporation and the Selling Securityholders may from time to time during the 25-month period that this Prospectus, including any amendments and supplements hereto, remains valid, offer for sale and sell up to an aggregate of $650,000,000 in Securities hereunder. To the extent there are any Secondary Offerings, the aggregate amount of Securities that may be offered and sold by the Corporation hereunder shall be reduced by the aggregate amount of such Secondary Offerings."

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The Prospectus is further amended by deleting the third paragraph on page iv of the Prospectus, and replacing with the following:

"Douglas Drysdale, an officer of the Corporation, Eric So, a director and officer of the Corporation, and Paul Glavine, a director and officer of the Corporation, each reside outside of Canada. They have appointed Aird & Berlis Inc. Suite 1800, 181 Bay Street, Toronto, Ontario, M5J 2T9, as agent for service of process in Ontario. Prospective purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process, see "Risk Factors - Risks Related to an Offering - Enforcement of Civil Liabilities"."

The Prospectus is further amended by deleting the second paragraph under the section titled "Documents Incorporated by Reference" and replacing it with the following:

"The following documents of the Corporation filed with the securities commission or similar authorities in Canada are incorporated by reference in this Prospectus:

1. annual information form of the Corporation dated June 25, 2024 for the year ended March 31, 2024 (the "Annual Information Form");

2. the audited consolidated financial statements of the Corporation and the notes thereto as at and for the fiscal year ended March 31, 2024 and 2023, together with the auditor's report thereon;

3. management's discussion and analysis of the Corporation for the year ended March 31, 2024;

4. the unaudited interim condensed consolidated financial statements of the Corporation and the notes thereto for the three and six months ended September 30, 2024 (the "Interim Financial Statements");

5. management's discussion and analysis of the Corporation for the three and six months ended September 30, 2024 (the "Interim MD&A");

6. management information circular of the Corporation dated July 24, 2024 relating to an annual and special meeting of shareholders of the Corporation held on August 27, 2024;

7. material change report dated September 19, 2024 relating to the filing of articles of amendment to consolidate the Corporation's issued and outstanding Common Shares on the basis one new Common Share for every 38 existing Common Shares; and

8. business acquisition report dated October 27, 2023 relating to the acquisition of Small Pharma Inc. ("Small Pharma") by the Corporation pursuant to the terms of the definitive agreement under which the Corporation acquired all of the issued and outstanding common shares of Small Pharma pursuant to a court-approved plan of arrangement."

The Prospectus is further amended by deleting the section titled "Select Recent Developments" and replacing it with the following:

"Other than as set forth below and generally in this Prospectus or the documents incorporated by reference therein, there have been no material developments in the business of the Corporation since August 7, 2024, the date of the Interim Financial Statements and Interim MD&A.

On August 13, 2024, the Corporation announced that it held a Type B Initial Breakthrough Therapy Meeting with the U.S. Food and Drug Administration in Washington, D.C.

3

On September 19, 2024, the Corporation announced that it expects to report 12-month Phase 2 efficacy data of its proprietary deuterated psilocin program, CYB003, in early Q4 2024. The Corporation further announced its plans to report topline safety and efficacy results at year-end 2024 or early Q1 2025 for its proprietary deuterated DMT program, CYB004. The Corporation also announced the appointment of Dr. Atul R. Mahableshwarkar, and Dr. Tom Macek to lead the Corporation's CYB003 and CYB004 programs, respectively.

On October 1, 2024, the Corporation announced the appointment of senior clinical team leaders, Dr. Mirza Rahman as Senior Vice President, Patient Safety & Pharmacovigilance and Dr. Marcelo Gutierrez, Vice President, Clinical Pharmacology, as well as the expansion of its clinical operations team.

On November 13, 2024, the Corporation announced the initiation of PARADIGMTM, its Phase 3 pivotal program evaluating the efficacy and safety of CYB003 for the adjunctive treatment of MDD. This Phase 3 program comprises three pivotal efficacy studies, which are described below.

Pivotal study 1 ("APPROACH"):

  Participants (n=220) will be randomized 1:1 to receive either 16 mg of CYB003 (n=110) or inactive placebo (n=110). Each study arm will evaluate a two-dose regimen, with doses administered three weeks apart. The study will enroll patients suffering from moderate to severe MDD (Montgomery-Asberg Depression Rating Scale ("MADRS") ≥24) who are on a stable dose of antidepressant medication but are responding inadequately.

  The primary endpoint will be change in depressive symptoms as measured by change in MADRS from baseline at six weeks after the first dose.

APPROACH will enroll participants at 36 clinical sites across the U.S. and Europe. The first pivotal study APPROACH has been initiated, with topline results expected in 2026.

Pivotal study 2 ("EMBRACE"):

  Participants (n=330) will be randomized 1:1:1 to receive 16 mg of CYB003 (n=110), 8 mg of CYB003 (n=110), or inactive placebo (n=110). Each arm will evaluate a two-dose regimen, with doses administered three weeks apart. The study will enroll patients suffering from moderate to severe MDD (MADRS≥24) who are on a stable dose of antidepressant medication but are responding inadequately.

  The primary endpoint will be change in depressive symptoms as measured by change in MADRS from baseline at six weeks after the first dose.

EMBRACE is expected to enroll at 48 clinical sites, with minimal site overlap with the APPROACH study. The second pivotal study EMBRACE is expected to begin in the first half of 2025.

Pivotal study 3 ("EXTEND"):

  Participants from APPROACH and EMBRACE will roll over into EXTEND (up to n=550) after the completion of the 12-week, double-blind, placebo-controlled treatment periods. During EXTEND, all participants who did not respond to treatment in the APPROACH and EMBRACE studies or who relapse during the EXTEND study will be eligible to receive an additional two doses of CYB003 (16 mg) administered three weeks apart. Participants who do not respond to these two doses or relapse again will be eligible to receive an additional single 16 mg dose of CYB003.

On November 18, 2024, the Corporation announced 12-month efficacy data from its Phase 2 study of CYB003, which is described below:

Summary of 12-Month Efficacy Data for CYB003 16 mg

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Eight participants completed the 12-month follow-up of which seven received two doses (active-active) of 16 mg and one received a single dose of 16 mg (placebo - active). The mean change from baseline in MADRS was approximately 23 points after two doses of 16 mg (n=7). The mean change from baseline MADRS was 32 points across the 12 mg and 16 mg dosing arms. 100% of participants receiving two doses of 16 mg were responders and 71% of participants receiving two doses of 16 mg were in remission. The two participants in the 16 mg dosing arm that were responders (≥50% reduction in MADRS score) but not remitters had MADRS scores of 11; remission is defined as MADRS total score ≤10.

Summary of 12-Month Efficacy Data for CYB003 12 mg

Thirteen participants completed the 12-month follow-up of which ten received two doses (active-active) of 12 mg and three received a single dose of 12 mg (placebo - active). The mean change from baseline in MADRS was approximately 18 points after two doses of 12 mg (n=10). 60% of participants receiving two doses of 12 mg were responders and 50% of participants receiving two doses of 12 mg were in remission.

Up to two thirds of MDD patients do not achieve remission with first-line antidepressants, which have defined the current treatment standard.1 CYB003 may provide the opportunity to pivot away from the chronic, daily treatments that often only offer symptomatic relief, and move towards more patient-friendly infrequent, long-lasting therapeutics for MDD patients who do not achieve remission with existing treatments.2   Current intermittent treatments like esketamine, ECT and TMS require on average up to 36 outpatient visits per treatment cycle, burdening both patients and treatment centers. In comparison, CYB003's two doses per treatment cycle have the potential to free up capacity for new patients and improve accessibility to treatment.3

CYB003 has demonstrated an excellent safety profile, with no new adverse events reported in the 12-month follow up, including no reports of suicidality."

The Prospectus is further amended by deleting the section titled "Use of Proceeds" and replacing it with the following:

"The net proceeds from any Offering of Securities and the proposed use of those proceeds will be set forth in the applicable Prospectus Supplement relating to that Offering of Securities. Notwithstanding, the Corporation's management has broad discretion in the application of proceeds of an Offering of Securities. On the basis of results obtained or for other sound business reasons, the Corporation may re-allocate funds as required. Accordingly, the Corporation's actual use of proceeds may vary significantly from any proposed use of proceeds disclosed in any applicable Prospectus Supplement. See "Risk Factors - Risks Related to an Offering - Discretion over the Use of Proceeds". The Corporation will not receive any proceeds from any sale of Securities by a Selling Securityholder."

Sources and Uses of Capital

"The net proceeds from any Offering of Securities and the proposed use of those proceeds will be set forth in the applicable Prospectus Supplement relating to that Offering of Securities. Notwithstanding, the Corporation's management has broad discretion in the application of proceeds of an Offering of Securities. On the basis of results obtained or for other sound business reasons, the Corporation may re-allocate funds as required. Accordingly, the Corporation's actual use of proceeds may vary significantly from any proposed use of proceeds disclosed in any applicable Prospectus Supplement. See "Risk Factors - Risks Related to an Offering - Discretion over the Use of Proceeds".

____________________________________________

1 This is a forward-looking statement that involves material assumptions by the Corporation. Drug development involves long lead times, is very expensive and involves many variables of uncertainty. Anticipated timelines regarding drug development and recruitment of patients for participation in clinical trials are dependent on various factors and are based on reasonable assumptions informed by current knowledge and information available to the Corporation. Such statements are informed by, among other things, eligibility and exclusion criteria for the trial, design of the clinical trial, competition with other companies for clinical sites or patients, perceived risks and benefits of the prescription drug product candidate, the number, availability, location and accessibility of clinical trial sites, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Corporation's development efforts to date.

2 See footnote 1.

3 See footnote 1.

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Sources and Uses of Capital

As at January 6, 2025, the Corporation has approximately $136,247,000 in cash. As at January 6, 2025, the Corporation anticipates that it will require approximately $113,500,000 to continue operations over the next 12 months, including funding for the achievement of the next significant milestone under the Corporation's Deuterated Psilocin Program (CYB003) and the Deuterated Dimethyltryptamine Program (CYB004).

The Corporation may be required to reduce its general and administrative expenses if it does not have sufficient capital to meet its below stated objectives, or it may allocate its financial resources differently than listed below. The expected reduction in future expenditures, absent any capital injections, compared to the Corporation's historic expenditures would be achieved as follows: (i) a reduction in marketing activities; (ii) a reduction in workforce and/or compensation; (iii) a reduction in public relations and investor relations activities; and (iv) a reduction of planned expenses under the Deuterated Dimethyltryptamine Program and Phenethylamine Derivatives Program, which would also result in a delay of anticipated timing for completion of the next significant milestones under each of these programs.

Program(1)	Anticipated 12 Month Use of Funds(2)(3) ($)	Anticipated Timeline for Completion(4)
Deuterated Psilocin Program (CYB003)(5)
Progression of Phase 3 APPROACH studies in MDD	19,720,000	Q4 2025
Deuterated Dimethyltryptamine Program
Provide topline safety and efficacy data from Phase 2 GAD study	4,333,000	Q2 2025
Phenethylamine Derivatives Program
Complete preclinical development of phenethylamine drug candidate	35,000	Q1 2026(7)
Working Capital, and General Corporate Purposes(6)	112,159,000	N/A
Total	136,247,000

Notes:

(1) Please see the Corporation's Interim MD&A for a description of the Corporation's programs. All milestones are subject to receipt of all necessary approvals, including the academic and scientific organizations with which the Corporation is working.

(2) Certain amounts have been converted from USD to CAD at an exchange rate of 1.37:1.

(3) Represents proceeds from private placements and offerings previously disclosed.

(4) Anticipated timeline for completion is based on the calendar year. Anticipated spending and timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Corporation.

(5) The Corporation's APPROACH trial participants (n=220) will be randomized 1:1 to receive 16 mg of CYB003 (n=110),  or inactive placebo (n=110). Each arm will evaluate a two-dose regimen, with doses administered three weeks apart. The study will enroll patients suffering from moderate to severe MDD (MADRS≥24) who are on a stable dose of antidepressant medication but are responding inadequately. The primary endpoint will be change in depressive symptoms as measured by change in MADRS from baseline at six weeks after the first dose. APPROACH is expected to enroll at 37 clinical sites, with minimal site overlap with the planned EMBRACE study. Participants (up to n=550) from APPROACH and EMBRACE will roll over into EXTEND, the Corporation's Phase 3 Pivotal study 3 trial, after the completion of the 12-week, double-blind, placebo-controlled treatment periods. During EXTEND, all participants who did not respond to treatment in the APPROACH and EMBRACE studies or who relapse during the EXTEND study will be eligible to receive an additional two doses of CYB003 (16 mg) administered three weeks apart. Participants who do not respond to these two doses or relapse again will be eligible to receive an additional single 16 mg dose of CYB003. The Corporation has engaged Worldwide Clinical Trials Inc, a full-service contract research organization with deep expertise in central nervous system drug development, to carry out the Phase 3 pivotal studies of CYB003. The Company cannot at this time estimate the cost of bringing CYB003 drug candidate to market as much of the associated costs depend on the outcomes of the phase III pivotal clinical trials. Further, there is no assurance that the aforementioned timelines will be met or that such studies will be completed. Anticipated timelines regarding drug development and recruitment of patients for participation in clinical trials are dependent on various factors and are based on reasonable assumptions informed by current knowledge and information available to the Corporation. Such statements are informed by, among other things, eligibility and exclusion criteria for the trial, design of the clinical trial, competition with other companies for clinical sites or patients, perceived risks and benefits of the prescription drug product candidate, the number, availability, location and accessibility of clinical trial sites, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Corporation's development efforts to date.

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(6) Includes personnel costs, professional services, overhead expenses and general expenses to be incurred by the Corporation in the normal course of business. In addition, the Corporation intends to use a portion of these proceeds to continue funding both its Deuterated Psilocin Program and Deuterated Dimethyltryptamine Program. The allocation between and specific milestones within these programs have not yet been determined.

(7) The Corporation has updated the anticipated timeline for completion of this milestone. The Corporation had previously expected it would complete this milestone in Q4 2024. Due to the Corporation prioritizing the progression of its Deuterated Psilocybin Analog Program and Deuterated Dimethyltryptamine Program, it now expects to complete preclinical development of a phenethylamine drug candidate in Q1 2026.

For detailed information in respect of the Corporation's business objectives and milestones, and the application of proceeds from prior offerings by the Corporation, prospective purchasers of Securities should carefully consider the information described in the Annual Information Form and Interim MD&A of the Corporation, and the documents incorporated by reference herein, including the applicable Prospectus Supplement.

As at January 6, 2025, the Corporation's current financial resources, absent any capital injections, will be sufficient to meet the Corporation's short-term liquidity requirements and to fund its operations for the coming 12 months. The Corporation makes this statement based on its current cash position of approximately $136,247,000.

The Corporation's expectation is based on certain assumptions and risks as set forth in the section "Cautionary Note Regarding Forward Looking Information" and "Risk Factors" in this Prospectus.

The expected uses of capital represents the Corporation's current intentions based upon its present plans and business condition, which could change in the future as its plans and business conditions evolve. The amounts and timing of the actual use of available capital will depend on multiple factors and there may be circumstances where, for sound business reasons, a reallocation of capital, or termination of a program objective, may be necessary in order for the Corporation to achieve its program objectives. The Corporation may also require additional funds in order to fulfill its expenditure requirements to meet existing and any new business objectives, and the Corporation expects to either issue additional securities or incur debt to do so. The material factors or assumptions used to develop the estimated amounts for the 12 months period disclosed above are included in the "Cautionary Note Regarding Forward-Looking Information" section above. The actual amount that the Corporation spends in connection with each of the identified uses and programs will depend on a number of factors, including those listed under "Risk Factors" in, or incorporated by reference in, this Prospectus.

Negative Cash Flow From Operations

Since inception, the Corporation has financed its operations primarily from the issuance of equity and interest income on funds available for investment. To date, the Corporation has raised approximately C$411,000,000 in gross proceeds through private placement and prospectus offerings. The Corporation has experienced operating losses and cash outflows from operations since incorporation and will require ongoing financing to continue its research and development activates. The Corporation has not yet achieved profitability. The Corporation has not earned any revenue or reached successful commercialization of any products. The Corporation's success is dependent upon the ability to finance its cash requirements to continue its activities. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Corporation as those previously obtained, or at all. To the extent that the Corporation has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. The Corporation will be required to raise additional funds through the issuance of additional equity securities, through loan financing, or other means, such as through partnerships with other companies and research and development reimbursements. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Corporation as those previously obtained. See "Risk Factors - Risks Related to an Offering - Negative Operating Cash Flow and Going Concern"."

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The Prospectus is further amended by deleting all references to "Deuterated Psilocybin Analog Program" and replacing it with "Deuterated Psilocin Program".

The Prospectus must be read together with this amendment, any documents incorporated or deemed to be incorporated by reference therein from time to time and any supplements relating to an Offering of Securities thereunder. The statements contained in the Prospectus or in a document incorporated or deemed to be incorporated by reference therein on or subsequent to January 6, 2025, are modified or superseded for the purposes of this amendment to the extent that a statement contained in any subsequently filed document, which is also or is deemed to be incorporated by reference therein, modifies or superseded that statement.

RISK FACTORS

An investment in the Securities involves a high degree of risk and must be considered speculative due to the nature of the Corporation's business and present stage of development. Before making an investment decision, prospective purchasers of Securities should carefully consider the information described in the Prospectus and the documents incorporated or deemed to be incorporated by reference therein, including the applicable Prospectus Supplement.

Enforcement of Civil Liabilities

Certain of the Corporation's subsidiaries and assets are located outside of Canada. Accordingly, it may be difficult for investors to enforce within Canada any judgments obtained against the Corporation, including judgments predicated upon the civil liability provisions of applicable Canadian securities laws or otherwise. Consequently, investors may be effectively prevented from pursuing remedies against the Corporation under Canadian securities laws or otherwise.

The Corporation has subsidiaries incorporated in the United States. It may not be possible for shareholders to effect service of process outside of Canada against the directors and officers of the Corporation who are not resident in Canada. In the event a judgment is obtained in a Canadian court against one or more of such persons for violations of Canadian securities laws or otherwise, it may not be possible to enforce such judgment against persons not resident in Canada. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law or other claims in original actions instituted in the United States. Courts in such jurisdiction may refuse to hear a claim based on a violation of Canadian securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law.

Most of the officers and directors named in the Prospectus are not residents of the United States, and some of the Corporation's assets and all or a substantial portion of the assets of such person are located outside of the United States.

The Corporation has been advised that, subject to certain limitations, a judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws or any such state securities or "blue sky" laws.

The Corporation is filing with the SEC, concurrently with a registration statement of which this Prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed C T Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the offering of the Securities.

8

Amendment No. 2 dated April 8, 2024 to the Short Form Base Shelf Prospectus dated August 17, 2023, as amended by
Amendment No. 1 dated December 22, 2023

The short form base shelf prospectus dated August 17, 2023, as amended by Amendment No. 1 dated December 22, 2023, and as further amended by this amendment, is referred to as the base shelf prospectus and has been filed under legislation in each of the provinces and the territories of Canada that permits certain information about these securities to be determined after the short form prospectus dated August 17, 2023, as amended by Amendment No. 1 dated December 22, 2023, and as further amended by this amendment, has become final and that permits the omission from the prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements is available.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The short form base shelf prospectus dated August 17, 2023, as amended by Amendment No. 1 dated December 22, 2023, and as further amended by this amendment, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Cybin Inc. at 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9, telephone 1-866-292-4601, and are also available electronically at www.sedarplus.ca.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission (the "SEC"). These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

April 8, 2024

CYBIN INC.

$400,000,000

Common Shares

Warrants

Units

Debt Securities

Subscription Receipts

The short form base shelf prospectus dated August 17, 2023, as amended by Amendment No. 1 dated December 22, 2023 (collectively, the "Prospectus") of Cybin Inc. (the "Corporation" or "Cybin") is hereby amended by this Amendment No. 2 to provide that the securities that may be offered and issued thereunder will include distributions by various selling securityholders. Capitalized terms used but not otherwise defined in this Amendment No. 2 have the meanings ascribed thereto in the Prospectus.

__________________________________

The Corporation is a foreign private issuer under United States securities laws and is permitted under the multijurisdictional disclosure system adopted by the United States and Canada to prepare the Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The Corporation has prepared its consolidated financial statements, included or incorporated herein by reference, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and its consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

1

Prospective investors should be aware that the purchase of Securities may have tax consequences that may not be fully described in the Prospectus or in any Prospectus Supplement, and should carefully review the tax discussion, if any, in the applicable Prospectus Supplement and in any event consult with a tax advisor.

An investor's ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Corporation is incorporated in Canada, most of the officers and directors named in the Prospectus are not residents of the United States, and some of the Corporation's assets and all or a substantial portion of the assets of such persons are located outside of the United States. See "Risk Factors - Enforcement of Civil Liabilities" in the Prospectus and in this Amendment No. 2.

See "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" beginning on pages 1 and 29 of the Prospectus, respectively, and the documents incorporated or deemed to be incorporated by reference therein and the applicable Prospectus Supplement, for a discussion of certain risks that you should consider in connection with an investment in these Securities.

NEITHER THE SEC OR ANY CANADIAN SECURITIES REGULATOR, NOR ANY STATE SECURITIES REGULATOR, HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS OR DETERMINED IF THE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

__________________________________

The first paragraph of the text on the face page of the Prospectus, as so amended, is deleted and replaced with the following:

"This short form base shelf prospectus ("Prospectus") relates to the offering for sale from time to time (each, an "Offering") by Cybin Inc. (the "Corporation" or "Cybin") during the 25-month period commencing on August 17, 2023, that this Prospectus, including any amendments, remains valid, of up to $400,000,000 in the aggregate of: (i) common shares ("Common Shares") of the Corporation; (ii) warrants ("Warrants") to purchase other Securities (as defined below) of the Corporation; (iii) units ("Units") comprising of one or more of the other Securities, (iv) senior and subordinated unsecured debt securities (collectively, "Debt Securities"), including debt securities convertible or exchangeable into other securities of the Corporation, and (v) subscription receipts ("Subscription Receipts" and together with the Common Shares, Warrants, Units and Debt Securities, collectively referred to herein as the "Securities"). The Securities may be offered separately or together, in amounts, at prices and on terms determined based on market conditions at the time of the sale and as set forth in an accompanying prospectus supplement ("Prospectus Supplement"). In addition, one or more securityholders of the Corporation (each a "Selling Securityholder") may also offer and sell Securities under this Prospectus. See "Selling Securityholders"."

The Prospectus is further amended by deleting the second, third and fourth paragraphs on page ii of the Prospectus, and replacing with the following:

"The specific terms of any Securities offered will be described in a Prospectus Supplement, including: (i) in the case of Common Shares, the number of Common Shares offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution) and any other specific terms; (ii) in the case of Warrants, the number of Warrants being offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution), the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise and any other specific terms; (iii) in the case of Units, the number of Units offered, the offering price, the designation, number and terms of the other Securities comprising the Units, and any other specific terms; (iv) in the case of Debt Securities, the specific designation of the Debt Securities, whether such Debt Securities are senior or subordinate, the aggregate principal amount of the Debt Securities being offered, the currency or currency unit in which the Debt Securities may be purchased, authorized denominations, any limit on the aggregate principal amount of the Debt Securities of the series being offered, the issue and delivery date, the maturity date, the offering price (at par, at a discount or at a premium), the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, any redemption provisions, any repayment provisions and any other specific terms; (v) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution), the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities, the designation, number and terms of such other Securities, and any other specific terms; and (vi) in the case of Securities to be offered and sold by Selling Securityholders, such information in respect of such Selling Securityholders as may be required under applicable securities laws. A Prospectus Supplement relating to a particular Offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus.

2

The Corporation and the Selling Securityholder(s) may sell the Securities through underwriters or dealers, directly by the Corporation or the Selling Securityholder(s) pursuant to applicable statutory exemptions, or through designated agents from time to time. See "Plan of Distribution". The Prospectus Supplement relating to a particular Offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Corporation or the Selling Securityholder(s) in connection with the offering and sale of the Securities, and will set forth the terms of the Offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the Offering, the method of distribution of the Securities, the initial issue price (in the event that the offering is a fixed price distribution), the net proceeds to the Corporation or the Selling Securityholder(s) and any other material terms of the plan of distribution.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. This Prospectus may qualify an "at-the-market distribution", as defined in National Instrument 44-102 - Shelf Distributions ("NI 44-102"). If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale (including, in the case of the Corporation, but not the Selling Securityholders, sales in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102), at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers including sales in transactions that are deemed to be "at-the-market distributions", including sales made directly on the Neo Exchange Inc., now operating as Cboe Canada (the "NEO") or other existing trading markets for the Securities, and as set forth in an accompanying Prospectus Supplement, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Corporation and/or the Selling Securityholder(s). The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution. See "Plan of Distribution"."

The Prospectus is further amended by deleting the second paragraph under the section titled "Documents Incorporated by Reference" and replacing it with the following:

"The following documents of the Corporation filed with the securities commission or similar authorities in Canada are incorporated by reference in this Prospectus:

1. annual information form of the Corporation dated June 27, 2023 for the year ended March 31, 2023 (the "Annual Information Form");

2. the audited consolidated financial statements of the Corporation and the notes thereto as at and for the fiscal year ended March 31, 2023 and 2022, together with the auditor's report thereon;

3

3. management's discussion and analysis of the Corporation for the year ended March 31, 2023;

4. the unaudited interim condensed consolidated financial statements of the Corporation and the notes thereto for the three and nine months ended December 31, 2023 (the "Interim Financial Statements");

5. management's discussion and analysis of the Corporation for the three and nine months ended December 31, 2023 (the "Interim MD&A");

6. management information circular of the Corporation dated September 13, 2023 relating to an annual and special meeting of shareholders of the Corporation held on October 12, 2023;

7. material change report dated May 31, 2023 relating to the sale of up to US$30,000,000 of Common Shares to Lincoln Park Capital Fund, LLC, upon the terms and subject to the conditions contained in the purchase agreement dated May 30, 2023 (the "Purchase Agreement"), and made pursuant to and qualified by a prospectus supplement dated May 30, 2023, to the Corporation's short form base shelf prospectus dated July 5, 2021 (the "2021 Base Shelf Prospectus");

8. material change report dated August 8, 2023 relating to the public offering of 24,264,706 units of the Corporation at a price of US$0.34 per unit for gross proceeds of US$8,250,000 pursuant to a prospectus supplement dated August 1, 2023 to the 2021 Base Shelf Prospectus;

9. material change report dated August 23, 2023 relating to the renewal of the Corporation's previously established at-the-market equity program (the "2023 ATM Program") that allows the Corporation to issue and sell up to US$35,000,000 of Common Shares to the public from time to time, pursuant to a prospectus supplement dated August 23, 2023 to the Prospectus;

10. material change report dated August 23, 2023 with respect to the requalification of the Purchase Agreement pursuant to a prospectus supplement dated August 23, 2023 to the Prospectus (the "August 2023 Prospectus Supplement");

11. material change report dated September 7, 2023 with respect to the acquisition of Small Pharma Inc. ("Small Pharma") by the Corporation pursuant to the terms of the definitive agreement under which the Corporation will acquire all of the issued and outstanding common shares of Small Pharma pursuant to a court-approved plan of arrangement (the "Arrangement");

12. material change report dated October 25, 2023 with respect to the closing of the Arrangement with Small Pharma;

13. material change report dated November 20, 2023 relating to the firm commitment underwritten offering of units of the Corporation at a price of US$0.45 per unit for gross proceeds of US$30,000,000 pursuant to a prospectus supplement dated November 10, 2023 to the Prospectus;

14. material change report dated March 21, 2024 relating to the private placement offering of 348,837,210 Common Shares of the Corporation at a price of US$0.43 per Common Share for gross proceeds of US150,000,000, before deducting fees and expenses related to the offering (the "Private Placement"); and

15. business acquisition report dated October 27, 2023 relating to the Arrangement."

4

The Prospectus is further amended by deleting the section titled "Select Recent Developments" and replacing it with the following:

"Other than as set forth below and generally in this Prospectus or the documents incorporated by reference therein, there have been no material developments in the business of the Corporation since February 13, 2024, the date of the Interim Financial Statements and Interim MD&A.

On March 13, 2024, the Corporation announced that the FDA has granted Breakthrough Therapy Designation to CYB003, the Corporation's proprietary deuterated psilocybin analog in development for the adjunctive treatment of major depressive disorder ("MDD").

On March 14, 2024, the Corporation announced a positive End-of-Phase 2 meeting with the FDA for CYB003.

On March 15, 2024, the Corporation announced the initiation of a Phase 2 proof-of-concept study of CYB004, its proprietary DMT molecule in development for the treatment of Generalized Anxiety Disorder. In January 2024, the FDA cleared Cybin's Investigational New Drug application for CYB004.

On March 19, 2024, the Corporation announced the closing of the Private Placement."

The Prospectus is further amended by deleting the first paragraph under the section titled "Use of Proceeds" and replacing it with the following:

"The net proceeds from any Offering of Securities and the proposed use of those proceeds will be set forth in the applicable Prospectus Supplement relating to that Offering of Securities. Notwithstanding, the Corporation's management has broad discretion in the application of proceeds of an Offering of Securities. On the basis of results obtained or for other sound business reasons, the Corporation may re-allocate funds as required. Accordingly, the Corporation's actual use of proceeds may vary significantly from any proposed use of proceeds disclosed in any applicable Prospectus Supplement. See "Risk Factors - Risks Related to an Offering - Discretion over the Use of Proceeds". The Corporation will not receive any proceeds from any sale of Securities by a Selling Securityholder."

The Prospectus is further amended by adding the following section title and accompanying text directly under the section titled "Use of Proceeds":

"SELLING SECURITYHOLDERS

The Prospectus may also from time to time, relate to the Offering of Securities by way of a secondary offering (each, a "Secondary Offering") by one or more Selling Securityholders. The terms under which the Securities will be offered by Selling Securityholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any Secondary Offering by Selling Securityholders will include, without limitation, where applicable: (i) the names of the Selling Securityholders; (ii) the number and type of Securities owned, controlled or directed by each of the Selling Securityholders; (iii) the number of Securities being distributed for the accounts of each Selling Securityholders; (iv) the number of Securities to be beneficially owned, controlled, or directed by the Selling Securityholders after the distribution and the percentage that number or amount represents out of the total number of outstanding Securities of the class or series; (v) whether such Securities are owned by the Selling Securityholders both of record and beneficially, of record only or beneficially only; (vi) if a Selling Securityholder purchased any of the Securities held by such Selling Securityholder in the 12 months preceding the date of the Prospectus Supplement, the date or dates such Selling Securityholder acquired the Securities; (vii) if a Selling Securityholder acquired the Securities held by such Selling Securityholder in the 12 months preceding the date of the Prospectus Supplement, the cost thereof to such Selling Securityholder in the aggregate and on a per Security basis; and (viii) the disclosure required by Item 1.11 of Form 44-101F1 - Short Form Prospectus, and, if applicable, each Selling Securityholder will file a non-issuer's submission to jurisdiction form with the applicable Prospectus Supplement. No Selling Securityholder may distribute Securities pursuant to an "at-the-market distribution" in Canada."

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The Prospectus is further amended by deleting the section titled "Plan of Distribution" and replacing it with the following:

"General

The Corporation and the Selling Securityholders may from time to time during the 25-month period that this Prospectus, including any amendments and supplements hereto, remains valid, offer for sale and sell up to an aggregate of $400,000,000 in Securities hereunder. To the extent there are any Secondary Offerings, the aggregate amount of Securities that may be offered and sold by the Corporation hereunder shall be reduced by the aggregate amount of such Secondary Offerings.

The Securities may be sold by the Corporation and the Selling Securityholders (i) directly pursuant to applicable statutory exemptions, (ii) to or through underwriters or dealers, or (iii) through designated agents pursuant to applicable statutory exemptions. The Prospectus Supplement relating to a particular Offering of Securities will identify any underwriter, dealer or agent engaged in connection with the offering and sale of such Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the purchase price of the Securities (or the manner of determination thereof if offered on a non-fixed price basis), the identity of the Selling Securityholders, if any, the net proceeds to the Corporation or the Selling Securityholder, as applicable, and any other material terms of the plan of distribution (including sales in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102). Any initial offering price and discounts, concessions or commissions allowed or re-allowed or paid to underwriters, dealers or agents may be changed from time to time. Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered by that Prospectus Supplement.

In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Corporation or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities. In addition, one or more Selling Shareholders may sell Securities to or through underwriters or dealers purchasing as principals and may also sell Securities to one or more purchasers directly, through statutory exemptions, or through agents designated from time to time.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale (including, in the case of the Corporation, but not the Selling Securityholders, sales in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102), at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers including sales in transactions that are deemed to be "at-the-market" distributions, including sales made directly on the NEO or other existing trading markets for the Securities, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Corporation and/or the Selling Securityholder(s). The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

Sales of Securities under an "at-the-market distribution", if any, will be made pursuant to an accompanying Prospectus Supplement. Sales of Securities under any "at-the-market" program will be made in transactions that are "at-the-market distributions" as defined in NI 44-102. The volume and timing of any "at-the-market distributions" will be determined at the Corporation's sole discretion.

No underwriter or dealer involved in an "at-the-market distribution" under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the offered Securities or securities of the same class as the Securities distributed under the "at-the-market distribution", including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities.

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In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Corporation, any Selling Securityholder or from other parties, including in the form of underwriters', dealers' or agents' fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation that they receive from the Corporation or any Selling Securityholder and any profit that they make on the resale of the Securities, may be deemed to be underwriting commissions.

Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Corporation and/or any Selling Securityholder, to indemnification by the Corporation and/or any Selling Securityholder against certain liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments, which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

In connection with any Offering of Securities, subject to applicable laws and other than an "at-the-market distribution", the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the offered Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

Unless specified in the applicable Prospectus Supplement, there is no market through which the Subscription Receipts, Warrants, Units and Debt Securities may be sold and purchasers may not be able to resell the Subscription Receipts, Warrants, Units and Debt Securities purchased under this Prospectus and the Prospectus Supplement. This may affect the pricing of the Subscription Receipts, Warrants, Units and Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Subscription Receipts, Warrants, Units and Debt Securities and the extent of issuer regulation. See "Risk Factors"."

The Prospectus must be read together with this amendment any documents incorporated or deemed to be incorporated by reference therein from time to time and any supplements relating to an Offering of Securities thereunder. The statements contained in the Prospectus or in a document incorporated or deemed to be incorporated by reference therein on or subsequent to December 22, 2023 are modified or superseded for the purposes of this amendment to the extent that a statement contained in any subsequently filed document, which is also or is deemed to be incorporated by reference therein, modifies or superseded that statement.

RISK FACTORS

An investment in the Securities involves a high degree of risk and must be considered speculative due to the nature of the Corporation's business and present stage of development. Before making an investment decision, prospective purchasers of Securities should carefully consider the information described in the Prospectus and the documents incorporated or deemed to be incorporated by reference therein, including the applicable Prospectus Supplement.

Enforcement of Civil Liabilities

Certain of the Corporation's subsidiaries and assets are located outside of Canada. Accordingly, it may be difficult for investors to enforce within Canada any judgments obtained against the Corporation, including judgments predicated upon the civil liability provisions of applicable Canadian securities laws or otherwise. Consequently, investors may be effectively prevented from pursuing remedies against the Corporation under Canadian securities laws or otherwise.

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The Corporation has subsidiaries incorporated in the United States. It may not be possible for shareholders to effect service of process outside of Canada against the directors and officers of the Corporation who are not resident in Canada. In the event a judgment is obtained in a Canadian court against one or more of such persons for violations of Canadian securities laws or otherwise, it may not be possible to enforce such judgment against persons not resident in Canada. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law or other claims in original actions instituted in the United States. Courts in such jurisdiction may refuse to hear a claim based on a violation of Canadian securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law.

Most of the officers and directors named in the Prospectus are not residents of the United States, and some of the Corporation's assets and all or a substantial portion of the assets of such person are located outside of the United States.

The Corporation has been advised that, subject to certain limitations, a judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws or any such state securities or "blue sky" laws.

The Corporation has filed with the SEC an appointment of agent for service of process on Form F-X relating to the registration statement of which this Prospectus forms a part. Under the Form F-X, the Corporation appointed C T Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the offering of the Securities.

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Amendment No. 1 dated December 22, 2023 to the Short Form Base Shelf Prospectus dated August 17, 2023

The short form base shelf prospectus dated August 17, 2023, as amended by this amendment, is referred to as the base shelf prospectus and has been filed under legislation in each of the provinces and the territories of Canada that permits certain information about these securities to be determined after the short form prospectus dated August 17, 2023, as amended by this amendment, has become final and that permits the omission from the prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements is available.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The short form base shelf prospectus dated August 17, 2023, as amended by this amendment, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Cybin Inc. at 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9, telephone 1-866-292-4601, and are also available electronically at www.sedarplus.ca.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission (the "SEC"). These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

December 22, 2023

CYBIN INC.

$400,000,000

Common Shares

Warrants

Units

Debt Securities

Subscription Receipts

The short form base shelf prospectus dated August 17, 2023 ("Prospectus") of Cybin Inc. (the "Corporation" or "Cybin") is hereby amended by this Amendment No. 1 to increase the aggregate amount of Securities that may be offered from time to time under the Prospectus from $160,000,000 to $400,000,000. Capitalized terms used but not otherwise defined in this Amendment No. 1 have the meanings ascribed thereto in the Prospectus.

_____________________________

The Corporation is a foreign private issuer under United States securities laws and is permitted under the multijurisdictional disclosure system adopted by the United States and Canada to prepare the Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The Corporation has prepared its financial statements, included or incorporated herein by reference, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and its consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

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Prospective investors should be aware that the purchase of Securities may have tax consequences that may not be fully described in the Prospectus or in any Prospectus Supplement, and should carefully review the tax discussion, if any, in the applicable Prospectus Supplement and in any event consult with a tax advisor.

An investor's ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Corporation is incorporated in Canada, most of the officers and directors named in the Prospectus are not residents of the United States, and some of the Corporation's assets and all or a substantial portion of the assets of such persons are located outside of the United States. See "Risk Factors - Enforcement of Civil Liabilities" in the Prospectus and in this Amendment No. 1.

See "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" beginning on pages 1 and 29 of the Prospectus, respectively, and the documents incorporated or deemed to be incorporated by reference therein and the applicable Prospectus Supplement, for a discussion of certain risks that you should consider in connection with an investment in these Securities.

NEITHER THE SEC OR ANY CANADIAN SECURITIES REGULATOR, NOR ANY STATE SECURITIES REGULATOR, HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS OR DETERMINED IF THE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

_____________________________

Specifically, the Prospectus is amended by deleting all references to "$160,000,000" contained on the face page of the Prospectus and substituting "$400,000,000" therefor. The first paragraph of the text on the face page of the Prospectus, as so amended, is deleted and replaced with the following:

"This short form base shelf prospectus ("Prospectus") relates to the offering for sale from time to time (each, an "Offering") by Cybin Inc. (the "Corporation" or "Cybin") during the 25-month period commencing on August 17, 2023, that this Prospectus, including any amendments, remains valid, of up to $400,000,000 in the aggregate of: (i) common shares ("Common Shares") of the Corporation; (ii) warrants ("Warrants") to purchase other Securities (as defined below) of the Corporation; (iii) units ("Units") comprising of one or more of the other Securities, (iv) senior and subordinated unsecured debt securities (collectively, "Debt Securities"), including debt securities convertible or exchangeable into other securities of the Corporation, and (v) subscription receipts ("Subscription Receipts" and together with the Common Shares, Warrants, Units and Debt Securities, collectively referred to herein as the "Securities"). The Securities may be offered separately or together, in amounts, at prices and on terms determined based on market conditions at the time of the sale and as set forth in an accompanying prospectus supplement ("Prospectus Supplement")."

The Prospectus is further amended by deleting the reference to "$160,000,000" contained in the first sentence of the first paragraph under the heading "Plan of Distribution" on page 28, so that such sentence, as so amended, reads as follows:

"The Corporation may from time to time during the 25-month period commencing on August 17, 2023, that this Prospectus, including any amendments and supplements hereto, remains valid, offer for sale and sell up to an aggregate of $400,000,000 in Securities hereunder."

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The Prospectus is further amended by deleting the third paragraph on page iv of the Prospectus, and replacing with the following:

“Douglas Drysdale, an officer of the Corporation, and George Tziras, a director and officer of the Corporation, each reside outside of Canada. They have appointed Maxims CS Inc., Suite 1800, 181 Bay Street, Toronto, Ontario, M5J 2T9, as agent for service of process in Ontario. Prospective purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process, see “Risk Factors – Risks Related to an Offering – Enforcement of Civil Liabilities”.”

The Prospectus is further amended by deleting the second paragraph under the section titled “Documents Incorporated by Reference” and replacing it with the following:

“The following documents of the Corporation filed with the securities commission or similar authorities in Canada are incorporated by reference in this Prospectus:

1. annual information form of the Corporation dated June 27, 2023 for the year ended March 31, 2023 (the “Annual Information Form”);

2. the audited consolidated financial statements of the Corporation and the notes thereto as at and for the fiscal year ended March 31, 2023 and 2022, together with the auditor’s report thereon;

3. management’s discussion and analysis of the Corporation for the year ended March 31, 2023;

4. the unaudited interim condensed consolidated financial statements of the Corporation and the notes thereto for the three and six months ended September 30, 2023 (the “Interim Financial Statements”);

5. management’s discussion and analysis of the Corporation for the three and six months ended September 30, 2023 (the “Interim MD&A”);

6. management information circular of the Corporation dated September 13, 2023 relating to an annual and special meeting of shareholders of the Corporation held on October 12, 2023;

7. material change report dated May 31, 2023 relating to the sale of up to US$30,000,000 of Common Shares to Lincoln Park Capital Fund, LLC, upon the terms and subject to the conditions contained in the purchase agreement dated May 30, 2023 (the “Purchase Agreement”), and made pursuant to and qualified by a prospectus supplement dated May 30, 2023, to the Corporation’s short form base shelf prospectus dated July 5, 2021 (the “2021 Base Shelf Prospectus”);

8. material change report dated August 8, 2023 relating to the public offering of 24,264,706 units of the Corporation at a price of US$0.34 per unit for gross proceeds of US$8,250,000 pursuant to a prospectus supplement dated August 1, 2023 to the 2021 Base Shelf Prospectus;

9. material change report dated August 23, 2023 relating to the renewal of the Corporation’s previously established at-the-market equity program (the “2023 ATM Program”) that allows the Corporation to issue and sell up to US$35,000,000 of Common Shares to the public from time to time, pursuant to a prospectus supplement dated August 23, 2023 to the Prospectus;

10. material change report dated August 23, 2023 with respect to the requalification of the Purchase Agreement pursuant to a prospectus supplement dated August 23, 2023 to the Prospectus (the “August 2023 Prospectus Supplement”);

11. material change report dated September 7, 2023 with respect to the acquisition of Small Pharma Inc. (“Small Pharma”) by the Corporation pursuant to the terms of the definitive agreement under which the Corporation will acquire all of the issued and outstanding common shares of Small Pharma pursuant to a court-approved plan of arrangement (the “Arrangement”);

12. material change report dated October 25, 2023 with respect to the closing of the Arrangement with Small Pharma;

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13. material change report dated November 20, 2023 relating to the firm commitment underwritten offering of units of the Corporation at a price of US$0.45 per unit for gross proceeds of US$30,000,000 pursuant to a prospectus supplement dated November 10, 2023 to the Prospectus; and

14. business acquisition report dated October 27, 2023 relating to the Arrangement.”

The Prospectus is further amended by deleting the section titled “Select Recent Developments” and replacing it with the following:

“Other than as set forth below and generally in this Prospectus or the documents incorporated by reference therein, there have been no material developments in the business of the Corporation since November 14, 2023, the date of the Interim Financial Statements and Interim MD&A.

On November 30, 2023, the Corporation announced positive Phase 2 topline safety and efficacy data for CYB0003, its proprietary deuterated psilocybin analog, being developed for the treatment of major depressive disorder (“MDD”).

On December 6, 2023, the Corporation announced that the United States Patent and Trademark Office had granted U.S. patent 11,834,410 in support of its CYB003 program. The patent, which is expected to provide exclusivity until at least 2041, includes composition of matter claims to pharmaceutical compositions within the Corporation’s proprietary deuterated psilocybin analog program, CYB003, as well as claims directed toward the therapeutic treatment of MDD, treatment-resistant depression, and alcohol use disorder.”

The Prospectus is further amended by deleting the section titled “Use of Proceeds” and replacing it with the following:

“The net proceeds from any Offering of Securities and the proposed use of those proceeds will be set forth in the applicable Prospectus Supplement relating to that Offering of Securities. Notwithstanding, the Corporation’s management has broad discretion in the application of proceeds of an Offering of Securities. On the basis of results obtained or for other sound business reasons, the Corporation may re-allocate funds as required. Accordingly, the Corporation’s actual use of proceeds may vary significantly from any proposed use of proceeds disclosed in any applicable Prospectus Supplement. See “Risk Factors – Risks Related to an Offering – Discretion over the Use of Proceeds”.

Sources and Uses of Capital

As at December 21, 2023, the Corporation had cash resources, being cash and an HST receivable, of approximately $39,290,000. As at December 21, 2023, the Corporation anticipates that it will require approximately $39,290,000 to continue operations over the next 12 months, including funding for the achievement of the next significant milestone under the Corporation’s Deuterated Psilocybin Analog Program (CYB003) and the Deuterated Dimethyltryptamine Program (CYB004).

The Corporation may be required to reduce its general and administrative expenses if it does not have sufficient capital to meet its below stated objectives, or it may allocate its financial resources differently than listed below. The expected reduction in future expenditures, absent any capital injections, compared to the Corporation’s historic expenditures would be achieved as follows: (i) a reduction in marketing activities; (ii) a reduction in workforce and/or compensation; (iii) a reduction in public relations and investor relations activities; and (iv) a reduction of planned expenses under the Deuterated Dimethyltryptamine Program and Phenethylamine Derivatives Program, which would also result in a delay of anticipated timing for completion of the next significant milestones under each of these programs.

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Program(1)	Anticipated 12 Month Use of Funds(2)(3) ($)	Anticipated Timeline for Completion(4)
Deuterated Psilocybin Analog Program
Complete Phase 1/2a topline safety and efficacy data readout for CYB003 in MDD	-	Complete
Complete FDA submission of Phase 1/2a data	893,000	Complete
Phase 2 data assessing durability of effect of CYB003 at 12 weeks(5)	-	Q1 2024
Initiate a Phase 3 study of CYB003 in MDD	8,940,000	Q1 2024
Deuterated Dimethyltryptamine Program
Provide topline data from Phase 1 CYB004-E trial	215,000	Q1 2024	(6)
Complete FDA IND submission	181,000	Q1 2024
Initiate a Phase 2 proof-of-concept study	1,239,000	Q1 2024
Initiate a subcutaneous formulation study	685,000	Q1 2024
Phenethylamine Derivatives Program		-
Complete preclinical development of phenethylamine drug candidate	55,000	Q1 2024	(7)
Technology Programs	-	-
Working Capital, and General Corporate Purposes(8)	27,082,000	N/A
Total	39,290,000

Notes:

(1) Please see the Corporation’s Interim MD&A for a description of the Corporation’s programs. All milestones are subject to receipt of all necessary approvals, including the academic and scientific organizations with which the Corporation is working.

(2) Certain amounts have been converted from USD to CAD at an exchange rate of 1.37:1.

(3) Represents proceeds from private placements and offerings previously disclosed, as well proceeds from the 2023 ATM Program and August 2023 Prospectus Supplement.

(4) Anticipated timeline for completion is based on the calendar year. Anticipated spending and timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Corporation.

(5) This milestone, being the receipt of Phase 2 data assessing durability of the effect of CYB003 at 12 weeks, is derived from the results of the Corporation’s Phase 1/2a study and, therefore, the Corporation has not allocated additional funds for this milestone.

(6) The Corporation has updated the anticipated timeline for completion of this milestone. The Corporation had previously expected it would complete this milestone in Q3/Q4 2023. The Corporation now expects to receive the topline data readout in Q1 2024, due to certain timing issues.

(7) The Corporation has updated the anticipated timeline for completion of this milestone. The Corporation had previously expected it would complete this milestone in Q4 2023. Due to the Corporation prioritizing the progression of its Deuterated Psilocybin Analog Program and Deuterated Dimethyltryptamine Program, it now expects to complete preclinical development of a phenethylamine drug candidate in Q1 2024.

(8) Includes personnel costs, professional services, overhead expenses and general expenses to be incurred by the Corporation in the normal course of business. In addition, the Corporation intends to use a portion of these proceeds to continue funding both its Deuterated Psilocybin Analog Program and Deuterated Dimethyltryptamine Program. The allocation between and specific milestones within these programs have not yet been determined.

For detailed information in respect of the Corporation’s business objectives and milestones, and the application of proceeds from prior offerings by the Corporation, prospective purchasers of Securities should carefully consider the information described in the Annual Information Form and Interim MD&A of the Corporation, and the documents incorporated by reference herein, including the applicable Prospectus Supplement.

As at December 21, 2023, the Corporation’s current financial resources, absent any capital injections, will be sufficient to meet the Corporation’s short-term liquidity requirements and to fund its operations for the coming 12 months. The Corporation makes this statement based on its cash resources, being cash and an HST receivable, as of December 21, 2023 in the amount of approximately $39,290,000.

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The Corporation’s expectation is based on certain assumptions and risks as set forth in the section “Cautionary Note Regarding Forward Looking Information” and “Risk Factors” in this Prospectus.

The expected uses of capital represents the Corporation’s current intentions based upon its present plans and business condition, which could change in the future as its plans and business conditions evolve. The amounts and timing of the actual use of available capital will depend on multiple factors and there may be circumstances where, for sound business reasons, a reallocation of capital, or termination of a program objective, may be necessary in order for the Corporation to achieve its program objectives. The Corporation may also require additional funds in order to fulfill its expenditure requirements to meet existing and any new business objectives, and the Corporation expects to either issue additional securities or incur debt to do so. The material factors or assumptions used to develop the estimated amounts for the 12 months period disclosed above are included in the “Cautionary Note Regarding Forward-Looking Information” section above. The actual amount that the Corporation spends in connection with each of the identified uses and programs will depend on a number of factors, including those listed under “Risk Factors” in, or incorporated by reference in, this Prospectus.

Negative Cash Flow From Operations

Since inception, the Corporation has financed its operations primarily from the issuance of equity and interest income on funds available for investment. To date, the Corporation has raised approximately C$156,500,000 in gross proceeds through private placement and prospectus offerings. The Corporation has experienced operating losses and cash outflows from operations since incorporation and will require ongoing financing to continue its research and development activates. As the Corporation has not yet achieved profitability, there are uncertainties regarding its ability to continue as a going concern. The Corporation has not earned any revenue or reached successful commercialization of any products. The Corporation’s success is dependent upon the ability to finance its cash requirements to continue its activities. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Corporation as those previously obtained, or at all. To the extent that the Corporation has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. The Corporation will be required to raise additional funds through the issuance of additional equity securities, through loan financing, or other means, such as through partnerships with other companies and research and development reimbursements. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Corporation as those previously obtained. See “Risk Factors – Risks Related to an Offering - Negative Operating Cash Flow and Going Concern”.”

The Prospectus is further amended by adding the following as the second paragraph under the section titled “Auditors, Transfer Agent and Registrar”:

MNP LLP, Chartered Professional Accountants, are the former auditors of Small Pharma and have confirmed that they are independent of Small Pharma within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation. Neither MNP LLP nor any designated professional thereof, had any registered or beneficial interest in any securities or other property of Small Pharma at the time they prepared the relevant financial statements incorporated by reference in this Prospectus or at any time thereafter.”

The Prospectus must be read together with this amendment, any documents incorporated or deemed to be incorporated by reference therein from time to time and any supplements relating to an offering of Securities thereunder. The statements contained in the Prospectus or in a document incorporated or deemed to be incorporated by reference therein on or subsequent to August 17, 2023 are modified or superseded for the purposes of this amendment to the extent that a statement contained in any subsequently filed document, which is also or is deemed to be incorporated by reference therein, modifies or superseded that statement.

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RISK FACTORS

An investment in the Securities involves a high degree of risk and must be considered speculative due to the nature of the Corporation's business and present stage of development. Before making an investment decision, prospective purchasers of Securities should carefully consider the information described in the Prospectus and the documents incorporated or deemed to be incorporated by reference therein, including the applicable Prospectus Supplement.

Enforcement of Civil Liabilities

Certain of the Corporation's subsidiaries and assets are located outside of Canada. Accordingly, it may be difficult for investors to enforce within Canada any judgments obtained against the Corporation, including judgments predicated upon the civil liability provisions of applicable Canadian securities laws or otherwise. Consequently, investors may be effectively prevented from pursuing remedies against the Corporation under Canadian securities laws or otherwise.

The Corporation has subsidiaries incorporated in the United States. It may not be possible for shareholders to effect service of process outside of Canada against the directors and officers of the Corporation who are not resident in Canada. In the event a judgment is obtained in a Canadian court against one or more of such persons for violations of Canadian securities laws or otherwise, it may not be possible to enforce such judgment against persons not resident in Canada. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law or other claims in original actions instituted in the United States. Courts in such jurisdiction may refuse to hear a claim based on a violation of Canadian securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law.

Most of the officers and directors named in the Prospectus are not residents of the United States, and some of the Corporation's assets and all or a substantial portion of the assets of such person are located outside of the United States.

The Corporation has been advised that, subject to certain limitations, a judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws or any such state securities or "blue sky" laws.

The Corporation is filing with the SEC, concurrently with a registration statement of which this Prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed C T Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the offering of the Securities.

7

This short form base shelf prospectus has been filed under legislation in each of the provinces and the territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements is available.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission (the "SEC"). These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Cybin Inc. at 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9, telephone 1-866-292-4601, and are also available electronically at www.sedarplus.ca.

New Issue	August 17, 2023

SHORT FORM BASE SHELF PROSPECTUS

CYBIN INC.

$160,000,000

Common Shares

Warrants

Units

Debt Securities

Subscription Receipts

This short form base shelf prospectus ("Prospectus") relates to the offering for sale from time to time (each, an "Offering") by Cybin Inc. (the "Corporation" or "Cybin") during the 25-month period that this Prospectus, including any of amendments thereto, remains valid, of up to $160,000,000 in the aggregate of: (i) common shares ("Common Shares") of the Corporation; (ii) warrants ("Warrants") to purchase other Securities (as defined below) of the Corporation; (iii) units ("Units") comprising of one or more of the other Securities, (iv) senior and subordinated unsecured debt securities (collectively, "Debt Securities"), including debt securities convertible or exchangeable into other securities of the Corporation, and (v) subscription receipts ("Subscription Receipts" and together with the Common Shares, Warrants, Units and Debt Securities, collectively referred to herein as the "Securities"). The Securities may be offered separately or together, in amounts, at prices and on terms determined based on market conditions at the time of the sale and as set forth in an accompanying prospectus supplement ("Prospectus Supplement").

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements is available. Each Prospectus Supplement containing the specific terms of any Securities will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The specific terms of any Securities offered will be described in a Prospectus Supplement, including: (i) in the case of Common Shares, the number of Common Shares offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution) and any other specific terms; (ii) in the case of Warrants, the number of Warrants being offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution), the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise and any other specific terms; (iii) in the case of Units, the number of Units offered, the offering price, the designation, number and terms of the other Securities comprising the Units, and any other specific terms; (iv) in the case of Debt Securities, the specific designation of the Debt Securities, whether such Debt Securities are senior or subordinate, the aggregate principal amount of the Debt Securities being offered, the currency or currency unit in which the Debt Securities may be purchased, authorized denominations, any limit on the aggregate principal amount of the Debt Securities of the series being offered, the issue and delivery date, the maturity date, the offering price (at par, at a discount or at a premium), the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, any redemption provisions, any repayment provisions and any other specific terms; and (v) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution), the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities, the designation, number and terms of such other Securities, and any other specific terms. A Prospectus Supplement relating to a particular Offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus.

The Securities may be sold through underwriters or dealers, directly by the Corporation pursuant to applicable statutory exemptions, or through designated agents from time to time. See "Plan of Distribution". The Prospectus Supplement relating to a particular Offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Corporation in connection with the offering and sale of the Securities, and will set forth the terms of the Offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the Offering, the method of distribution of the Securities, the initial issue price (in the event that the offering is a fixed price distribution), the net proceeds to the Corporation and any other material terms of the plan of distribution.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. This Prospectus may qualify an "at-the-market distribution", as defined in National Instrument 44-102 - Shelf Distributions ("NI 44-102"). If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers including sales in transactions that are deemed to be "at-the-market distributions", including sales made directly on the Neo Exchange Inc., now operating as Cboe Canada (the "NEO") or other existing trading markets for the Securities, and as set forth in an accompanying Prospectus Supplement, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Corporation. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution. See "Plan of Distribution".

This Prospectus does not qualify the issuance of Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers' acceptance rate, or to recognized market benchmark interest rates such as the Canadian Overnight Repo Rate Average (CORRA), Secured Overnight Financing Rate (SOFR), Euro Inter-Bank Offered Rate (EURIBOR) or an alternative United States federal fund rate.

No underwriter or dealer involved in an "at-the-market distribution" under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the offered Securities or securities of the same class as the Securities distributed under the "at-the-market distribution", including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities.

In connection with any Offering of the Securities, subject to applicable laws and other than an "at-the-market distribution", the underwriters or agents may over-allot or effect transactions that stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See "Plan of Distribution".

The Common Shares are listed on the NEO under the trading symbol “CYBN”, and in the United States on the NYSE American LLC stock exchange (the “NYSE American”) under the symbol “CYBN”. On August 16, 2023, the last trading day prior to the filing of this Prospectus, the closing prices of the Common Shares listed on the NEO and the NYSE American were $0.44 and US$0.323, respectively.

Unless specified in the applicable Prospectus Supplement, there is no market through which the Subscription Receipts, Warrants, Units and Debt Securities may be sold and purchasers may not be able to resell the Subscription Receipts, Warrants, Units and Debt Securities purchased under this Prospectus and the Prospectus Supplement. This may affect the pricing of the Subscription Receipts, Warrants, Units and Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Subscription Receipts, Warrants, Units and Debt Securities and the extent of issuer regulation. See "Risk Factors".

The Corporation is a foreign private issuer under United States securities laws and is permitted under the multijurisdictional disclosure system adopted by the United States and Canada to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The Corporation has prepared its financial statements, included or incorporated herein by reference, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and its consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the purchase of Securities may have tax consequences that may not be fully described in this Prospectus or in any Prospectus Supplement, and should carefully review the tax discussion, if any, in the applicable Prospectus Supplement and in any event consult with a tax advisor.

An investors ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Corporation is incorporated in Canada, most of the officers and directors named in this Prospectus are not residents of the United States, and some of the Corporation's assets and all or a substantial portion of the assets of such persons are located outside of the United States. See "Risk Factors - Enforcement of Civil Liabilities".

An investment in the Securities is subject to a number of risks, including those risks described in this Prospectus and documents incorporated by reference into this Prospectus. See “Risk Factors” in this Prospectus and in the Corporation’s Annual Information Form and Interim MD&A (each as defined herein) incorporated by reference herein.

No person is authorized by the Corporation to provide any information or to make any representation other than as contained in this Prospectus in connection with the issue and sale of the Securities offered hereunder.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents hereof.

NEITHER THE SEC OR ANY CANADIAN SECURITIES REGULATOR, NOR ANY STATE SECURITIES REGULATOR, HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Douglas Drysdale, an officer of the Corporation, resides outside of Canada. He has appointed Maxims CS Inc., Suite 1800, 181 Bay Street, Toronto, Ontario, M5J 2T9, as agent for service of process in Ontario. Prospective purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process, see "Risk Factors - Risks Related to an Offering - Enforcement of Civil Liabilities".

In this Prospectus, references to the "Corporation", "Cybin", "we", "us" and "our" refer to Cybin Inc. and/or, as applicable, one or more of its subsidiaries. The Corporation's registered and head office is located at 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9.

The Corporation's current business focuses on conducting research and development of psychedelic therapeutics that aim to address unmet needs in the treatment of mental health conditions. This comprehensive development work is predicated on structural modifications of known tryptamine and phenethylamine derivatives to improve their pharmacokinetic properties while maintaining their respective pharmacology. Like most pharmaceutical companies, the Corporation's business is focused on research and development, see "Use of Proceeds".

The Canadian and United States federal governments regulate drugs through the Controlled Drugs and Substances Act (Canada) (the "CDSA") and the Controlled Substances Act (21 U.S.C. § 811) (the "CSA"), respectively, which place controlled substances in a schedule. Under the CDSA, psilocybin is currently a Schedule III drug. Under the CSA, psilocybin is currently a Schedule I drug.

In both Canada and the United States, the applicable federal government is responsible for regulating, among other things, the approval, import, sale and marketing of drugs, including any psychedelic substances, whether natural or novel. Health Canada, and the United States Food and Drug Administration ("FDA"), have not approved psilocybin as a drug for any indication. It is illegal to possess such substances without a prescription. The Corporation does not directly engage in any activities that would trigger the need to comply with any federal laws related to psychedelic substances. See "Regulatory Overview - Research and Development".

The Corporation does not deal with psychedelic substances except in jurisdictions where such activity is not illegal and then only within laboratory and clinical trial settings conducted within approved regulatory frameworks. The Corporation currently does not handle controlled or restricted substances under the CDSA or CSA. If the Corporation were to conduct this work without reliance on third parties, it would need to obtain the required licenses, approvals and authorizations from Health Canada, the FDA or other applicable regulatory bodies. The Corporation does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates.

The Corporation's operations are conducted in strict compliance with local laws where such activities are permissible and do not require any specific legal or regulatory approvals.

Given the early stage of its prescription drug product development, the Corporation can make no assurance that its research and development program will result in regulatory approval or commercially viable products. To achieve profitable operations, the Corporation, alone or with others, must successfully develop, gain regulatory approval for, and market its future products. The Corporation currently has no products that have been approved by Health Canada, the FDA, or any similar regulatory authority. To obtain regulatory approvals for its prescription drug product candidates being developed and to achieve commercial success, clinical trials must demonstrate that the prescription drug product candidate are safe for human use and that they demonstrate efficacy. See "Risk Factors" herein and "Risk Factors" in the Annual Information Form.

Certain statements throughout this Prospectus regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds have not been evaluated by Health Canada, the FDA or other similar regulatory authorities, nor has the efficacy of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds been confirmed by approved research. There is no assurance that psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can be used to diagnose, treat, cure or prevent any disease or condition and robust scientific research and clinical trials are needed. There are multiple risk factors regarding the ability to successfully commercially scale a chemically synthesized process to obtain psilocybin and other analogues, including, but not limited to, regulatory changes or other changes in law, and risks related to drug development. See "Risk Factors" herein and "Risk Factors" in the Annual Information Form.

The Corporation oversees and monitors compliance with applicable laws in each jurisdiction in which it operates. In addition to the Corporation's senior executives and the employees responsible for overseeing compliance, the Corporation has local regulatory/compliance counsel engaged in every jurisdiction in which it operates. See "Compliance Program". Additionally, the Corporation has received legal opinions or advice in each jurisdiction where it currently operates regarding (a) compliance with applicable regulatory frameworks and (b) potential exposure and implications arising from applicable laws in jurisdictions where the Corporation has operations or intends to operate.

For these reasons, the Corporation may be (a) subject to heightened scrutiny by regulators, stock exchanges, clearing agencies and other authorities, (b) susceptible to regulatory changes or other changes in law, and (c) subject to risks related to drug development, among other things. There are a number of risks associated with the business of the Corporation. See "Risk Factors" herein and "Risk Factors" in the Annual Information Form.

An investment in the Securities is highly speculative and involves a high degree of risk that should be considered by potential purchasers. An investment in the Securities is suitable only for those purchasers who are willing to risk a loss of some or all of their investment and who can afford to lose some or all of their investment. A prospective purchaser should therefore review this Prospectus and the documents incorporated by reference herein in their entirety, including the Annual Information Form, and carefully consider the risk factors described under the section "Risk Factors" in this Prospectus, prior to investing in the Securities. See "Cautionary Note Regarding Forward-Looking Information" and "Risk Factors".

v

TABLE OF CONTENTS

GENERAL MATTERS

Investors should rely only on the information contained in or incorporated by reference into this Prospectus or any applicable Prospectus Supplement. The Corporation has not authorized anyone to provide investors with different information. Information contained on the Corporation's website shall not be deemed to be a part of this Prospectus or incorporated by reference herein or in any applicable Prospectus Supplement and may not be relied upon by prospective investors for the purpose of determining whether to invest in the Securities qualified for distribution under this Prospectus. The Corporation is not making an offer of these Securities in any jurisdiction where the offer is not permitted. Investors should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the front of this Prospectus or the date of the relevant document incorporated by reference. The Corporation's business, operating results, financial condition and prospects may have changed since that date.

The information contained on www.cybin.com is not intended to be included in or incorporated by reference herein, and prospective purchasers should not rely on such information when deciding whether or not to invest in any Securities.

In this Prospectus, unless stated otherwise or the context requires otherwise, all dollar amounts are expressed in Canadian dollars.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this Prospectus, and in certain documents incorporated by reference herein, constitute "forward-looking information" and "forward-looking statements," within the meaning of applicable securities laws (collectively, "forward-looking statements"). All statements other than statements of historical fact, including, without limitation, those regarding the Corporation's future financial position, business strategy, budgets, research and development, plans and objectives of management for future operations, and any statements preceded by, followed by or that include the words "expect," "likely", "may," "will," "should," "intend," or "anticipate," "potential," "proposed," "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may" or "will" happen, or by discussions of strategy, are forward-looking statements.

These statements are not historical facts but instead represent only the Corporation's expectations, estimates and projections regarding future events. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict. Therefore, actual results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Additional factors that could cause actual results, performance or achievements to differ materially include, but are not limited to, those discussed under "Risk Factors" in the Annual Information Form and in this Prospectus and in other documents incorporated by reference in this Prospectus. Management provides forward-looking statements because it believes they provide useful information to readers when considering their investment objectives and cautions readers that the information may not be appropriate for other purposes. Consequently, all of the forward-looking statements made in this Prospectus and in documents incorporated by reference in this Prospectus are qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation. These forward-looking statements are made as of the date of this Prospectus and the Corporation assumes no obligation to update or revise them to reflect subsequent information, events or circumstances or otherwise, except as required by law.

The forward-looking statements in this Prospectus and in documents incorporated by reference in this Prospectus are based on numerous assumptions regarding the Corporation's present and future business strategies and the environment in which the Corporation will operate in the future, including assumptions regarding business and operating strategies, and the Corporation's ability to operate on a profitable basis.

Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include: the ongoing impact of the novel coronavirus COVID-19; limited operating history; achieving publicly announced milestones; speculative nature of investment risk; early stage of the industry and product development; regulatory risks and uncertainties; "foreign private issuer" status under the U.S. securities laws; plans for growth; limited products; limited marketing and sales capabilities; no assurance of commercial success; no profits or significant revenues; reliance on third parties for clinical development activities; risks related to third party relationships; reliance on contract manufacturers; safety and efficacy of products; clinical testing and commercializing products; completion of clinical trials; commercial grade product manufacturing; nature of regulatory approvals; unfavourable publicity or consumer perception; social media; biotechnology and pharmaceutical market competition; reliance on key executives and scientists; employee misconduct; business expansion and growth; negative results of external clinical trials or studies; product liability; enforcing contracts; product recalls; distribution and supply chain interruption; difficulty to forecast; promoting the brand; product viability; success of quality control systems; reliance on key inputs; liability arising from fraudulent or illegal activity; operating risk and insurance coverage; costs of operating as public company; management of growth; conflicts of interest; foreign operations; cybersecurity and privacy risk; environmental regulation and risks; decriminalisation of psychedelics; forward-looking statements may prove to be inaccurate; effects of inflation; political and economic conditions; application and interpretation of tax laws; enforcement of civil liabilities; Risks Related to Intellectual Property: trademark protection; trade secrets; patent law reform; patent litigation and intellectual property; protection of intellectual property; third-party licences; Financial and Accounting Risks: substantial number of authorized but unissued Common Shares; dilution; negative cash flow from operating activities; additional capital requirements; lack of significant product revenue; estimates or judgments relating to critical accounting policies; inadequate internal controls; Risks related to the Common Shares: market for the Common Shares; significant sales of Common Shares; volatile market price for the Common Shares; tax issues; no dividends; Risks related to an Offering and the Corporation: an investment in the Securities is highly speculative; completion of an Offering; receipt of all regulatory and stock exchange approvals in respect of an Offering; forward-looking statements may prove to be inaccurate; potential need for additional financing; negative operating cash flow and going concern; discretion over the use of proceeds; potential dilution; trading market; significant sales of Common Shares; positive return not guaranteed; management of growth; the Common Shares are subject to market price volatility; no history of payment of cash dividends; limited operating history as a public company; and risks relating to research and development objectives and milestones.

Although the forward-looking statements contained in this Prospectus are based upon what management currently believes to be reasonable assumptions, the Corporation cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. In particular, the Corporation has made assumptions regarding, among other things:

• substantial fluctuation of losses from quarter to quarter and year to year due to numerous external risk factors, and anticipation that the Corporation will continue to incur significant losses in the future;

• uncertainty as to the Corporation's ability to raise additional funding to support operations;

• the Corporation's ability to access additional funding;

• the fluctuation of foreign exchange rates;

• the risks associated with the development of the Corporation's product candidates which are at early stages of development;

• reliance upon industry publications as the Corporation's primary sources for third-party industry data and forecasts;

• reliance on third parties to plan, conduct and monitor the Corporation's preclinical studies and clinical trials;

• reliance on third party contract manufacturers to deliver quality clinical and preclinical materials;

• the Corporation's product candidates may fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or may not otherwise produce positive results;

• risks related to filing investigational new drug applications to commence clinical trials and to continue clinical trials if approved;

• the risks of delays and inability to complete clinical trials due to difficulties enrolling patients;

• competition from other biotechnology and pharmaceutical companies;

• the Corporation's reliance on the capabilities and experience of the Corporation's key executives and scientists and the resulting loss of any of these individuals;

• the Corporation's ability to fully realize the benefits of acquisitions;

• the Corporation's ability to adequately protect the Corporation's intellectual property and trade secrets;

• the risk of patent-related or other litigation; and

• the risk of unforeseen changes to the laws or regulations in the United States, Canada, the United Kingdom, the Netherlands, Ireland and other jurisdictions in which the Corporation operates.

Drug development involves long lead times, is very expensive and involves many variables of uncertainty. Anticipated timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Corporation. Every patient treated on future studies can change those assumptions either positively (to indicate a faster timeline to new drug applications and other approvals) or negatively (to indicate a slower timeline to new drug applications and other approvals). This Prospectus and the documents incorporated by reference herein contain certain forward-looking statements regarding anticipated or possible drug development timelines. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Corporation's development efforts to date.

In addition to the factors set out above and those identified under the heading "Risk Factors" in the Annual Information Form and in this Prospectus, other factors not currently viewed as material could cause actual results to differ materially from those described in the forward-looking statements. Although the Corporation has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be anticipated, estimated or intended. Accordingly, readers should not place any undue reliance on forward-looking statements.

Many of these factors are beyond the Corporation's ability to control or predict. These factors are not intended to represent a complete list of the general or specific factors that may affect the Corporation. The Corporation may note additional factors elsewhere in this Prospectus and in any documents incorporated by reference into this Prospectus. All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to the Corporation, or persons acting on the Corporation's behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, the Corporation undertakes no obligation to update any forward-looking statement.

The forward-looking statements contained in this Prospectus and the documents incorporated by reference herein are expressly qualified in their entirety by the foregoing cautionary statement. Investors should read this entire Prospectus, including the Annual Information Form, the documents incorporated by reference herein, and each applicable Prospectus Supplement, and consult their own professional advisers to ascertain and assess the income tax and legal risks and other aspects associated with holding Securities.

TRADEMARKS AND SERVICE MARKS

This Prospectus includes trademarks, trade names and service marks which are protected under applicable intellectual property laws for use in connection with the operation of the Corporation's business, and which are the property of the Corporation. All other trade names, trademarks or service marks appearing in this prospectus that are not identified as marks owned by the Corporation are the property of their respective owners. Solely for convenience, trademarks, service marks and trade names referred to in this prospectus may be listed without the ®, (TM) and (sm) symbols, however, we will assert, to the fullest extent under applicable law, the Corporation's applicable rights in these trademarks, service marks and trade names.

MARKETING MATERIALS

Any template version of marketing materials (as such terms are defined in National Instrument 41-101 - General Prospectus Requirements) that are utilized in connection with the distribution of Securities will be filed under the Corporation's profile on www.sedarplus.ca (SEDAR+). In the event that such marketing materials are filed after the date of the applicable Prospectus Supplement for the offering and before termination of the distribution of such Securities, such filed versions of the marketing materials will be deemed to be incorporated by reference into the applicable Prospectus Supplement for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

MARKET AND INDUSTRY DATA

Market and industry data contained and incorporated by reference in this Prospectus or any applicable Prospectus Supplement concerning economic and industry trends is based upon good faith estimates of the Corporation's management or derived from information provided by industry sources. The Corporation believes that such market and industry data is accurate and that the sources from which it has been obtained are reliable. However, we cannot guarantee the accuracy of such information and we have not independently verified the assumptions upon which projections of future trends are based. While the Corporation is not aware of any misstatements regarding the industry data presented herein, the Corporation's estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under "Cautionary Note Regarding Forward-Looking Information" and "Risk Factors" in this Prospectus.

For the avoidance of doubt, nothing stated in this paragraph operates to relieve the Corporation or the underwriters/agents from liability for any misrepresentation in this Prospectus or under applicable Canadian securities laws.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation at 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9, telephone (908) 764-8385, and are also available electronically on SEDAR+.

The following documents of the Corporation filed with the securities commissions or similar authorities in Canada are incorporated by reference in this Prospectus:

1. annual information form of the Corporation dated June 27, 2023 for the year ended March 31, 2023 (the “Annual Information Form”);

2. the audited consolidated financial statements of the Corporation and the notes thereto as at and for the fiscal year ended March 31, 2023, together with the auditor’s report thereon;

3. management’s discussion and analysis of the Corporation for the year ended March 31, 2023;

4. the unaudited interim condensed consolidated financial statements of the Corporation and the notes thereto for the three months ended June 30, 2023 (the “Interim Financial Statements”);

5. management’s discussion and analysis of the Corporation for the three months ended June 30, 2023 (the “Interim MD&A”);

6. management information circular of the Corporation dated July 13, 2022 relating to an annual meeting of shareholders of the Corporation held on August 15, 2022;

7. material change report dated May 31, 2023 relating to the sale of up to US$30,000,000 of Common Shares to Lincoln Park Capital Fund, LLC (the “Investor”), upon the terms and subject to the conditions contained in the purchase agreement dated May 30, 2023 (the “Purchase Agreement”), and made pursuant to and qualified by a prospectus supplement dated May 30, 2023 (the “May 2023 Prospectus Supplement”), to the Corporation’s short form base shelf prospectus dated July 5, 2021 (the “2021 Base Shelf Prospectus”); and

8. material change report dated August 8, 2023 relating to the public offering of 24,264,706 units of the Corporation (the “Units”) at a price of US$0.34 per Unit for gross proceeds of US$8,250,000 pursuant to a prospectus supplement dated August 1, 2023 to the 2021 Base Shelf Prospectus (the “Offering”).

Any document of the type referred to in Item 11.1 of Form 44-101F1 - Short Form Prospectus filed by the Corporation with a securities commission or similar regulatory authority in Canada after the date of this Prospectus and prior to 25 months from the date hereof shall be deemed to be incorporated by reference in this Prospectus.

In addition, to the extent any such document is included in any annual report on Form 40-F or 20-F (or any respective successor form) filed with the SEC subsequent to the date of this Prospectus and prior to 25 months from the date hereof, such document shall be deemed to be incorporated by reference as exhibits to the Registration Statement on Form F-10 (the "Registration Statement") of which this Prospectus forms a part. In addition, any other report on Form 6-K and the exhibits thereto filed or furnished by the Corporation with the SEC, and any other reports filed, under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") from the date of this Prospectus and prior to 25 months from the date hereof shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this Prospectus forms a part, but only if and to the extent expressly so provided in any such report.

Copies of the documents incorporated by reference herein will be available electronically on the Corporation's SEDAR+ profile, which can be accessed at www.sedarplus.ca, and from the Corporation's EDGAR profile at www.sec.gov. The Corporation's filings through SEDAR+ and EDGAR are not incorporated by reference in the Prospectus except as specifically set out herein.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not constitute a part of this Prospectus except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Upon filing of a new annual information form and related annual financial statements with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, including all amendments thereto, the previous annual financial statements and all interim financial statements (including any interim period management's discussion and analysis related thereto), material change reports and management information circulars filed prior to the commencement of the fiscal year in which the new annual information form is filed, shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

A Prospectus Supplement containing the specific terms of any Securities offered thereunder will be delivered to purchasers of such Securities together with this Prospectus to the extent required under applicable securities laws and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement solely for the purposes of the Securities offered hereunder and thereunder.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement of which this Prospectus forms a part: (i) the documents listed under "Documents Incorporated by Reference"; (ii) powers of attorney from certain of the Corporation's directors and officers (included on the signature page to the Registration Statement); (iii) the consent of Zeifmans LLP; and (iv) the form of indenture for any Debt Securities issued hereunder. A copy of any applicable form of warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

THE CORPORATION

This summary does not contain all the information that may be important to you in deciding whether to invest in the Securities. You should read the entire Prospectus, including the section entitled "Risk Factors", the applicable Prospectus Supplement, and the documents incorporated by reference herein, including the Annual Information Form, before making such decision.

Summary of the Business

The Corporation is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the unmet need for new and innovative treatment options for people who suffer from mental health conditions. The Corporation’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens.1

The Corporation's research and development work focuses on a three-pillar strategy that leverages the Corporation's core competencies in preclinical innovation and clinical development. This strategy supports the creation of intellectual property ("IP") focused on developing the Corporation's platform technology, the progression of clinical development programs including CYB003, a deuterated psilocybin analog, CYB004, a deuterated version of N, N-dimethyltryptamine ("DMT"), CYB005, phenethylamine derivatives, and an expansive list of preclinical molecules to facilitate future drug development opportunities.

 The Corporation currently has more than 50 pending patent applications across six patent families and spanning seven research programs through a combination of internal filings and external licensing agreements.

Advancement of Mental Healthcare

The Corporation is conducting research and development of psychedelic therapeutics that aim to address unmet needs in the treatment of mental health conditions. This comprehensive development work is predicated on structural modifications of known tryptamine and phenethylamine derivatives to improve their pharmacokinetic properties while maintaining their respective pharmacology.

Across its extensive research and development programs, the Corporation is evaluating a wide array of novel, synthetic psychedelic active pharmaceutical ingredients intended to be delivered through innovative drug delivery systems including via inhalation, via intravenous  ("IV"), and intramuscular, or subcutaneous ("SC") administration.2

The Corporation intends to apply for regulatory approval for therapies targeting indications such as major depressive disorder, alcohol use disorder, generalized anxiety disorder and potentially other various mental health conditions3. The Corporation is also developing compounds that may have the potential to address neuroinflammation4, central nervous system disorders, and psychiatric disorders5.

For additional information in respect of the Corporation and its operation, please see the Corporation’s Annual Information Form and Interim MD&A incorporated by reference into this Prospectus.

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1 This is a forward-looking statement that involves material assumptions by the Corporation. Drug development involves long lead times, is very expensive and involves many variables of uncertainty. Anticipated timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Corporation. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Corporation's development efforts to date.
2 See footnote 1.
3 See footnote 1.

4 See footnote 1.

5 See footnote 1.

Inter-Corporate Relationships

As at the date of this Prospectus, the Corporation's corporate structure includes the following material wholly-owned subsidiaries:

Note:

(1) The shareholders of Adelia Therapeutics Inc. ("Adelia") hold certain non-voting securities of Cybin U.S. issued in connection with the acquisition of Adelia on December 14, 2020 (the "Adelia Transaction"). For additional information in respect of the Adelia Transaction, please see the Annual Information Form incorporated by reference in this Prospectus Supplement.

Select Recent Developments

Other than as set forth below and generally in this Prospectus or the documents incorporated by reference herein, there have been no material developments in the business of the Corporation since August 14, 2023, the date of the Interim Financial Statements and Interim MD&A.

On May 30, 2023, the Corporation announced it had entered into the Purchase Agreement with the Investor, pursuant to which the Investor agreed to purchase from the Corporation, at the Corporation’s direction from time to time, in the Corporation’s sole discretion, from and after the date that the conditions to the Investor’s purchase obligations set forth in the Purchase Agreement are satisfied, including the filing of the May 2023 Prospectus Supplement, and over a period of up to 36 months thereafter, Common Shares having a total maximum aggregate purchase price to the Investor of US$30,000,000 (subject to certain limitations contained in the Purchase Agreement), upon the terms and subject to the conditions contained in the Purchase Agreement. On July 31, 2023, the Corporation issued a notice of suspension of the Purchase Agreement to the Investor in the context of announcing the Offering. The Corporation sold a total of US$465,273 under the Purchase Agreement out of the total US$30,000,000 qualified under the May 2023 Prospectus Supplement, using the proceeds for the advancement of its research and development programs and for general corporate purposes. The Corporation has suspended all sales under the Purchase Agreement allowing it to use the balance of US$29,534,727 available under the 2021 Base Shelf Prospectus for the Offering. Subject to receipt of all necessary regulatory approvals, the Corporation intends to file a prospectus supplement under this Prospectus with respect to the Purchase Agreement.

On June 29, 2023, the Corporation announced the appointment of Aaron Bartlone as Chief Operating Officer, effective July 1, 2023. Mr. Bartlone has served as Chief Operating Officer of Cybin’s U.S. subsidiary, Cybin US Holdings, Inc., since March 2021. Mr. Bartlone is a United States resident and currently holds 701,070 Common Shares and options exercisable into 1,315,000 Common Shares.

On August 5, 2023, the Corporation’s at-the-market equity program to issue and sell up to US$35,000,000 of Common Shares (the “ATM Program”) automatically terminated in accordance with the terms of the equity distribution agreement entered into on August 8, 2022, due to the Corporation’s prior base shelf prospectus, dated July 5, 2021, lapsing on August 5, 2023, being 25 months after the effective date. Subject to receipt of all necessary approvals and the entering into of a new equity distribution agreement, the Corporation intends to file a prospectus supplement under this Prospectus in order to qualify the issuance and sale of Common Shares pursuant to an at-the-market equity program.

On August 15, 2023, the Corporation announced that the U.S. Patent and Trademark Office has granted U.S. patent 11,724,985, to a deuterated psilocybin analog in the Corporation’s CYB003, investigational drug program. The patent, which is expected to provide exclusivity until 2041, includes composition of matter claims to deuterated tryptamines in support of the Corporation’s clinical-stage programs, CYB003, a proprietary deuterated psilocybin analog, and CYB004, a proprietary deuterated dimethyltryptamine, in addition to other of the Corporation’s pre-clinical programs, as well as claims directed towards methods of treating major depressive disorder (“MDD”) and treatment-resistant depression.

On August 17, 2023, the Corporation announced that it has initiated preparations for good manufacturing practices (“GMP”) production of a capsule formulation of CYB003, its proprietary deuterated psilocybin analog in development for the potential treatment of MDD.

REGULATORY OVERVIEW

A summary of the applicable regulatory framework for the Corporation's various business segments and proposed business activity are set forth below.

Canada

In Canada, oversight of healthcare is divided between the federal and provincial governments. The federal government is responsible for regulating, among other things, the approval, import, sale, and marketing of drugs such as psilocybin and other psychedelic substances, whether natural or novel. The provincial/territorial level of government has authority over the delivery of health care services, including regulating health facilities, administering health insurance plans such as the Ontario Health Insurance Plan, distributing prescription drugs within the province, and regulating health professionals such as doctors, psychologists, psychotherapists and nurse practitioners. Regulation is generally overseen by various colleges formed for that purpose, such as the College of Physicians and Surgeons of Ontario.

Certain psychoactive compounds, such as psilocybin, are considered controlled substances under Schedule III of the CDSA. In order to conduct any scientific research, including pre-clinical and clinical trials, using psychoactive compounds listed as controlled substances under the CDSA, an exemption under Section 56 of the CDSA (a "Section 56 Exemption") is required. This exemption allows the holder to possess and use the controlled substance without being subject to the restrictions set out in the CDSA.

Health Canada has not approved psilocybin as a drug for any indication. However, there are legal routes through which psilocybin may be accessed for medical or scientific purposes. The Canadian Minister of Health can grant Section 56 Exemptions if it is deemed to be necessary for a medical or scientific purpose or is otherwise in the public interest. The Corporation has not applied for a Section 56 Exemption from Health Canada.

Health Canada's Special Access Program ("SAP") was designed to provide Canadians to access certain restricted drugs before they are formally approved for use in Canada. In January 2022, certain amendments to the SAP came into force to permit medical practitioners treating patients with serious or life-threatening conditions to request access to restricted drugs that have not yet been approved for sale in Canada when conventional therapies have failed, are unsuitable, or unavailable in Canada. Such amendments create a means of legally accessing psilocybin through the SAP. The Corporation has not applied for access under the SAP.

The possession, sale or distribution of controlled substances is prohibited unless specifically permitted by the government. A party may seek government approval for a Section 56 Exemption to allow for the possession, transport or production of a controlled substance for medical or scientific purposes. Products that contain a controlled substance such as psilocybin cannot be made, transported or sold without proper authorization from the government. A party can apply for a Dealer's License under the Food and Drug Regulations (Part J). In order to qualify as a licensed dealer, a party must meet all regulatory requirements mandated by the regulations including having compliant facilities, compliant materials and staff that meet the qualifications under the regulations of a senior person in charge and a qualified person in charge. Assuming compliance with all relevant laws (CDSA, Food and Drugs Regulations) and subject to any restrictions placed on the license by Health Canada, an entity with a Dealer's License may produce, assemble, sell, provide, transport, send, deliver, import or export a restricted drug (as listed in Part J in the Food and Drugs Regulations - which includes psilocybin and psilocin) (see s. J.01.009 (1) of the Food and Drug Regulations).

The Corporation intends to sponsor and work with licensed third parties to conduct any clinical trials and research and does not handle controlled substances. If the Corporation were to conduct this work without the reliance on third parties, it would need to obtain additional licenses and approvals described above.

Please see "Description of the Business - Research and Development" in the Annual Information Form for additional information concerning the regulation applicable to the process required before prescription drug product candidates may be marketed in Canada.

United States

The FDA and other federal, state, local and foreign regulatory agencies impose substantial requirements upon the clinical development, approval, labeling, manufacture, marketing and distribution of drug products. These agencies regulate, among other things, research and development activities and the testing, approval, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, advertising and promotion of any prescription drug product candidates or commercial products. The regulatory approval process is generally lengthy and expensive, with no guarantee of a positive result. Moreover, failure to comply with applicable FDA or other requirements may result in civil or criminal penalties, recall or seizure of products, injunctive relief including partial or total suspension of production, or withdrawal of a product from the market. The Corporation intends to file an investigational new drug application (“IND”) related to its Deuterated Psilocybin Analog Program upon completion of its pre-clinical studies and CMC development.6 Anticipated timelines related to regulatory filings are based on reasonable assumptions informed by current knowledge and information available to the Corporation.

Psilocybin, psilocin, dimethyltryptamine, and 5-Methoxy-N-N-dimethyltryptamine are strictly controlled under the CSA as Schedule I substances. Schedule I substances by definition have no currently accepted medical use in the United States, a lack of accepted safety for use under medical supervision, and a high potential for abuse. Schedule I and II drugs are subject to the strictest controls under the CSA, including manufacturing and procurement quotas, security requirements and criteria for importation. Anyone wishing to conduct research on substances listed in Schedule I under the CSA must register with the United States Drug Enforcement Administration ("DEA") and obtain DEA approval of the research proposal. A majority of state laws in the United States also classify psilocybin and psilocin as Schedule I controlled substances. For any product containing psilocybin or any Schedule I substance to be available for commercial marketing in the United States, such substance must be rescheduled, or the product itself must be scheduled, by the DEA to Schedule II, III, IV or V. Scheduling determinations by the DEA are dependent on FDA approval of a substance or a specific formulation of a substance.

See "Description of the Business - Research and Development" in the Annual Information Form for additional information concerning the regulation applicable to the process required before prescription drug product candidates may be marketed in the United States.

Europe (Netherlands)

The International Narcotics Control Board ("INCB"), a United Nations ("UN") entity, monitors enforcement of restrictions on controlled substances. The INCB's authority is defined by three international UN treaties - the UN Single Convention on Narcotic Drugs of 1961, the UN Psychotropic Convention of 1971 (referred to herein as the UN71), and the UN Convention Against Illicit Traffic in Narcotic Drugs and Psychotropic Substances of 1988, which contains provisions related to the control of controlled substance precursors. EU Member States, including the Netherlands, that have agreed to abide by the provisions of these treaties, each create responsible agencies and enact laws or regulations to implement the requirements of these conventions.

Specific EU legislation establishing different classes of controlled substances is limited to EU regulations that define classes of precursors, or substances used in the illicit manufacture of controlled substances, including Regulation (EC) No. 273/2004 of the European Parliament and the Council of February 11, 2004 and the Council Regulation (EC) No. 111/2005 of December 22, 2004. While EU legislation does not establish different classes of narcotic drugs or psychotropic substances, the Council Decision 2005/387/JHA of May 10, 2005 can provoke a Council Decision requiring EU member states to put a drug under national controls equivalent to those of the INCB. DMT is currently classified as a Schedule I substance under the UN71; the EU member states that are party to the UN71, including the Netherlands, have agreed to the following in respect of Schedule I substances:

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6 This statement is based on the following material assumption: drug development involves long lead times, is very expensive and involves many variables of uncertainty. Anticipated timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Corporation. As of the date hereof, it has not yet completed the aforementioned items. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Corporation’s development efforts to date. See “Risk Factors”.

  prohibit all use except for scientific and very limited medical purposes by duly authorized persons, in medical or scientific establishments which are directly under the control of their Governments or specifically approved by them;
  require that manufacture, trade, distribution and possession be under a special licence or prior authorization;
  provide for close supervision of the activities and acts mentioned in paragraphs (a) and (b);
  restrict the amount supplied to a duly authorized person to the quantity required for his authorized purpose;
  require that persons performing medical or scientific functions keep records concerning the acquisition of the substances and the details of their use, such records to be preserved for at least two years after the last use recorded therein; and
  prohibit export and import except when both the exporter and importer are the competent authorities or agencies of the exporting and importing country or region, respectively, or other persons or enterprises which are specifically authorized by the competent authorities of their country or region for the purpose.

As classification of controlled substances may vary among different EU member states, sponsors must be aware of the prevailing legislation in each country where a clinical trial may be conducted. Prior to operating or conducting any preclinical or clinical studies in any other EU member state, Cybin will investigate the specific regulatory requirements of such EU member state. As referenced above, a licence is required for individuals and entities who wish to produce, dispense, import, or export Schedule I substances (including DMT), but the specific requirements vary from country to country. Currently, DMT is classified in the Netherlands as a List 1 Drug under the Dutch Opium Act (Opiumwet) (the "Dutch Opium Act") and as such, subject to express authorization being obtained, the production, trade and possession of DMT are prohibited.

In addition to the Dutch Opium Act, two other Dutch Acts may be relevant when it comes to drugs: the Medicines Act and the Commodities Act.

The specific regulatory processes and approvals required may vary among different EU member states and are set forth in the respective legislation of each country. For The Netherlands, there are specific regulatory requirements for the approval of clinical trials that need to be met. Firstly, a CTA (Clinical Trial Application) dossier containing the preclinical and any clinical information along with the proposed clinical trial design must be submitted to an accredited Ethics Committee and to the Central Commission on Research in Humans (the "CCMO"), which is also known as the Competent Authority in The Netherlands. In Dutch, the CCMO is called the 'Centrale Commissie Mensgebonden Onderzoek'. In cases where the study involves a substance subject to the Dutch Opium Act (such as DMT), an official exemption by Farmatec is needed, which needs to be included in the CTA.

Specific rules for the submission, assessment and conduct of clinical trials with medicinal products are set out in, among others, the EU Clinical Trial Regulation 536/2014 (CTR), which is applicable in the EU as of January 31, 2022 and the Medical Research (Human Subjects) Act (Wet medisch-wetenschappelijk onderzoek met mensen).

Ireland

In Ireland, psilocin is a controlled substance under the Misuse of Drugs Act, 1977, 1984 and 2015 (the "Ireland MDA"), the Misuse of Drugs Regulations 2017 (the "Ireland MDR") and the Criminal Justice (Psychoactive Substances) Act 2010. These are the primary legislative instruments which govern controlled substances in Ireland. This legislation regulates the use, possession, supply, licensing, and administration of listed scheduled substances and establishes the offences and penalties for anything done contrary to the legislation. Any substance, product or preparation (whether natural or otherwise) including a fungus of any kind or description, which contains psilocin or an ester of psilocin is controlled as a Schedule 1 controlled substance under the Ireland MDA and the Ireland MDR. The Ireland MDR includes "any substance, product or preparation including fungi of any kind or description, containing psilocin or an ester of psilocin (which are commonly described as 'magic mushrooms')" within the strict regime of control that applies to those substances in Schedule 1 of the Ireland MDR. Accordingly, psilocin will qualify as a Schedule 1 controlled substance and is subject to the strict regime of control that applies. As a Schedule 1 controlled substance under the Ireland MDA, unlawful manufacturing, production, preparation, importation, exportation, supply, or distribution of psilocin carries onerous obligations and harsh punishments for contravention; this include fines and/or terms of imprisonment of up to 14 years. Pursuant to the Ireland MDA, in certain circumstances, the Minister for Health "may grant licences or issue permits or authorizations for any of the purposes of this Act, attach conditions to any such licence, permit or authorization, vary such conditions and revoke any such licence, permit or authorization". Where licences are granted, there are very strict conditions imposed on licence holders. For example, strict conditions can be placed regarding the security, storage and documenting controlled substances.

The Corporation does not currently engage in any activities in Ireland that are regulated by such laws. If the Corporation were to engage in such activities, it would need to obtain the appropriate licences and authorization to do so. The Corporation intends to constantly review its Irish operations to ensure compliance with all applicable laws as the operations evolve.

United Kingdom

In the United Kingdom, there are two main "layers" of regulation with which products containing controlled substances must comply. These are: (i) controlled drugs legislation, which applies to all products irrespective of the type of product, and (ii) the regulatory framework applicable to a specific category of products, in this case, pharmaceuticals and food/food supplements.

The main controlled drugs legislation in the United Kingdom is the Misuse of Drugs Act 1971 ("MDA") and the Misuse of Drugs Regulations 2001 ("MDR"), each as amended. The MDA sets out the penalties for unlawful production, possession and supply of controlled drugs based on three classes of risk (A, B and C). The MDR sets out the permitted uses of controlled drugs based on which Schedule (1 to 5) they fall within.

In the United Kingdom, "Fungus (of any kind) which contains psilocin or an ester of psilocin" is controlled as a Class A drug under the MDA and Schedule 1 drug under the MDR. As psilocybin is a phosphate ester of psilocin, even if it is isolated from psilocin, it will still be treated as a Class A drug under the MDA and as a Schedule 1 drug under the MDR.

In the United Kingdom, Class A drugs are deemed to be the most dangerous, and so carry the harshest punishments for unlawful manufacture, production, possession and supply. Schedule 1 drugs can only be lawfully manufactured, produced, possessed and supplied under a controlled drugs domestic licence issued by the UK Home Office. While exemptions do exist, none are applicable to the API.

The Corporation previously disclosed that it intended to file a clinical trial application with the United Kingdom Medicines and Healthcare products Regulatory Agency (the "MHRA") related to the Deuterated Psilocybin Analog Program upon completion of its pre-clinical studies and CMC development. The Corporation has since decided that it will first proceed in the United States and will re-evaluate other applications at a later date. Anticipated timelines related to regulatory filings are based on reasonable assumptions informed by current knowledge and information available to the Corporation.

Licensing Requirements

The Corporation obtains CYB003 API from a pharmaceutical ingredient provider who is FDA-registered and based in the United States. The API itself has been manufactured and packaged in FDA-registered facilities in the United States. The API is expected to be sent directly to the Corporation's partners for research and development purposes in the United States, Canada and the United Kingdom and to its clinical trial site in the U.S. As a part of the Corporation's acquisition of a Phase 1 DMT study from Entheon Biomedical Corp. in July 2022 (the "Asset Acquisition"), the Corporation also acquired API. The CYB004-E API was manufactured in the Netherlands by a pharmaceutical ingredient provider that is United States FDA-inspected.7

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7 As a result of the Asset Acquisition, including the existing API, the Corporation did not direct the manufacturing of the API for CYB004-E and proceeded in reliance upon the representations of Entheon Biomedical Corp. and the Corporation's acquisition diligence. While the Corporation believes the CYB004- E API meets all required specifications, the Corporation did not oversee or direct the manufacture of the DMT API being used in CYB004-E.

Although the facilities in the UK are currently FDA-registered, this would not be sufficient to ensure the existence of valid marketing activities at this site. As mentioned above, in order to produce, possess and supply the API, the UK-based facility must also hold a domestic licence issued by the Home Office covering the manufacture, production, possession and supply of a controlled substance, as well as an export licence for each API shipment. The export application must include details of the importer and any import licence required by the local authorities in the United States. Moreover, as set out below in more detail under the heading "Pharmaceutical Products", depending on how the API is developed, certain authorizations and licences from the MHRA may be required to authorize some of the activities carried on at the UK-based facilities in relation to the API.

All premises that are licensed in connection with the possession, supply, manufacture and/or production of controlled drugs are required to adhere to detailed security standards.8

Typically, when controlled drugs are being transported between licensees, responsibility for their security remains with the owner and does not transfer to either the courier or the customer until the drugs arrive at their destination and are signed for. However, where a third party is involved in the transit and/or storage of controlled drugs, even if they are not the legal owners, this party also carries responsibility for their security by virtue of being 'in possession' of them. Under the Home Office guidance, each organisation involved in the movement of controlled drugs should have a standard operating procedure covering their responsibilities, record keeping, reconciliation and reporting of thefts/losses.9

Pharmaceutical Products

A product is regulated as a "medicinal product" under UK legislation (the Human Medicines Regulations 2012) if (i) it is a substance or combination of substances presented as having properties of preventing or treating disease in human beings (e.g., in marketing claims) or (ii) it is a substance or combination of substances that may be used by or administered to human beings with a view to (a) restoring, correcting or modifying a physiological function by exerting a pharmacological, immunological or metabolic action, or (b) making a medical diagnosis.

Whether a specific product restores, corrects or modifies a physiological function by exerting a pharmacological, immunological or metabolic action will depend on factors such as the concentration of the psilocybin/psilocin and the mode of action of any psilocybin/psilocin absorbed in the body.

If a product is a medicinal product, a marketing authorization for the product is required before the product can be placed on the market in the UK. The process for obtaining a marketing authorization involves submitting preclinical and clinical data as well as quality and manufacturing information in the form of a common technical document. In addition to a marketing authorization for the product itself, companies carrying out activities involving medicinal products, such as manufacturing, distribution and wholesaling, need to meet defined standards GMP and/or Good Distribution Practice ("GDP")) and to hold a related licence from the MHRA

How the API is subsequently processed will determine the licences that the UK-based facility must hold. In particular:

  if the API is just one 'ingredient' of the investigational medicinal product ("IMP") which is used in the clinical trial then the UK-based facility must register with the MHRA and provide the MHRA with 60 days' notice of the intended start of manufacture/distribution, and comply with GMP and GDP for active substances; and

  conversely, if the API will itself constitute the IMP, the manufacturer must, except in certain limited circumstances, hold a Manufacturer's Authorisations for IMPs licence ("MIA(IMP)"). In this scenario, an MIA(IMP) would be required regardless of whether the IMP is for use in the UK, another EEA Member State or a third country (such as the United States or Canada).

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8 Home Office guidance; Security guidance for all existing or prospective Home Office Controlled Drug Licensees and/or Precursor Chemical Licensees or Registrants; 2022; https://assets.publishing.service.gov.uk/government/uploads/system/uploads/attachment_data/file/1125889/ Security_Guidance_for_all_Businesses_and_Other_Organisations_v1.5_Nov_2022.pdf.

9 Home Office guidance; Guidelines for Standard Operating Procedures (SOPs); https://assets.publishing.service.gov.uk/government/uploads/ system/uploads/attachment_data/file/480572/StandardOpProcedure.pdf.

Some products fall on the borderline between medicines and another category such as medical devices, cosmetics or food supplements. The regulatory status of the product will be determined by i) the actual effect of the product on the body; and ii) any claims made about the effect of the product. Where a product is potentially both a medicinal product and another category of product, the legal position in the UK and EU is that it will be regulated as a medicinal product.

Research and Development

The Corporation is focused on development of psychedelic medicines and other products, through research and development of novel chemical compounds and delivery mechanisms and study of such compounds in clinical environments around the world. The Corporation anticipates growing its pipeline of psychedelic pharmaceutical products through its internal research, development, proprietary discovery programs, mergers and acquisitions, joint ventures and collaborative development agreements. For the time being, the Corporation maintains intellectual property generated by its R&D programs through patent filings and as trade secrets. The Corporation anticipates that as these programs mature more patent applications will be filed and more details about these programs will be disclosed at such time.

As a result of COVID-19, certain institutions have implemented certain facility procedures and are utilizing technology in an effort to mitigate the effects of the pandemic, specifically by moving patient interactions to remote status wherever possible. The Corporation cannot guarantee that the continued effects of COVID-19 will not impact patient recruiting for clinical trials and institutional processes at institutions involved in pharmaceutical product development.

Psychedelics are a class of drug whose primary action is to trigger psychedelic experiences by way of serotonin receptor agonism, causing thought, visual and auditory changes, and altered state of consciousness. Major psychedelic drugs include mescaline, LSD, psilocybin, and DMT. Psilocybin is a naturally occurring psychedelic prodrug compound produced by more than 200 species of mushrooms, collectively known as psilocybin mushrooms. The most potent are members of the genus Psilocybe, such as P. azurescens, P. semilanceata, and P. cyanescens, but psilocybin has also been isolated from about a dozen other genera. As a prodrug, psilocybin is quickly converted by the body to psilocin, which has mind-altering effects.

The pharmacokinetics, pharmacology and human metabolism of psilocybin are well known and well characterized. In conjunction with psychotherapy, psilocybin has been utilized broadly in phase II clinical trials.

Psilocybin found in certain species of mushrooms is a non-habit forming naturally occurring psychedelic compound. Once ingested, psilocybin is rapidly metabolized to psilocin, which then acts on serotonin receptors in the brain.

Cybin has commenced research and development on the delivery of synthetic psilocybin and other psychedelics through mechanisms such as sublingual film delivery, IV, and by way of inhalation.

The Corporation's research and development must be conducted in strict compliance with the regulations of federal, state, local and regulatory agencies in Canada, the United States, and the United Kingdom and the equivalent regulatory agencies in the other jurisdictions in which the Corporation operates. These regulatory authorities regulate, among other things, the research, manufacture, promotion and distribution of drugs in specific jurisdictions under applicable laws and regulations.

Canada

The process required before a prescription drug product candidate may be marketed in Canada generally involves:

  Chemical and Biological Research - Laboratory tests are carried out on tissue cultures and with a variety of small animals to determine the effects of the drug. If the results are promising, the manufacturer will proceed to the next step of development.

  Pre-Clinical Development - Animals are given the drug in varying amounts over differing periods of time. If it can be shown that the drug causes no serious or unexpected harm at the doses required to have an effect, the manufacturer will proceed to clinical trials.

  Clinical Trials - Phase I - The first administration in humans is to test if people can tolerate the drug. If this testing is to take place in Canada, the manufacturer must prepare a clinical trial application for the Therapeutic Products Directorate of Health Canada (the "TPD"). This includes the results of the first two steps and a proposal for testing in humans. If the information is sufficient, the Health Products and Food Branch of Health Canada (the "HPFB") grants permission to start testing the drug, generally first on healthy volunteers.

  Clinical Trials - Phase II - Phase II trials are carried out on people with the target condition, who are usually otherwise healthy, with no other medical condition. Trials carried out in Canada must be approved by the TPD. In phase II, the objective of the trials is to continue to gather information on the safety of the drug and begin to determine its effectiveness.

  Clinical Trials - Phase III - If the results from phase II show promise, the manufacturer provides an updated clinical trial application to the TPD for phase III trials. The objectives of phase III include determining whether the drug can be shown to be effective, and have an acceptable side effect profile, in people who better represent the general population. Further information will also be obtained on how the drug should be used, the optimal dosage regimen and the possible side effects.

  New Drug Submission - If the results from phase III continue to be favourable, the drug manufacturer can submit a new drug submission ("NDS") to the TPD. A drug manufacturer can submit an NDS regardless of whether the clinical trials were carried out in Canada. The TPD reviews all the information gathered during the development of the drug and assesses the risks and benefits of the drug. If it is judged that, for a specific patient population and specific conditions of use, the benefits of the drug outweigh the known risks, the HPFB will approve the drug by issuing a notice of compliance.

United States

Because psilocybin, psilocin, DMT, and 5-Methoxy-DMT are listed as Schedule I substances under the CSA, for any product containing psilocybin or any Schedule I substance to be available for commercial marketing in the United States, such substance must be rescheduled, or the product itself must be scheduled, by the DEA to Schedule II, III, IV or V.

The process required before a prescription drug product candidate may be marketed in the United States generally involves:

  completion of extensive non-clinical laboratory tests, animal studies and formulation studies, all performed in accordance with the FDA's Good Laboratory, Good Clinical and/or Manufacturing Practice regulations;

  submission to the FDA of an IND, which must become effective before human clinical trials may begin;

  approval by an institutional review board or independent ethics committee at each clinical trial site before each trial may be initiated;

  for some products, performance of adequate and well-controlled human clinical trials in accordance with the FDA's regulations, including Good Clinical Practices, to establish the safety and efficacy of the prescription drug product candidate for each proposed indication;

  submission to the FDA of a New Drug Application ("NDA"); and

  FDA review and approval of the NDA prior to any commercial marketing, sale or shipment of the drug.

The testing and approval process requires substantial time, effort and financial resources, and the Corporation cannot be certain that the DEA will schedule or reschedule any Schedule I substance or product candidate to Schedule II, III, IV, or V, or that approvals for its prescription drug product candidates will be granted on a timely basis, if at all.

Non-clinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animals and other animal studies. The results of non-clinical tests, together with manufacturing information and analytical data, are submitted as part of an IND to the FDA. Some non-clinical testing may continue even after an IND is submitted. The IND also includes one or more protocols for the initial clinical trial or trials and an investigator's brochure. An IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions relating to the proposed clinical trials as outlined in the IND and places the clinical trial on a clinical hold. In such cases, the IND sponsor and the FDA must resolve any outstanding concerns or questions before any clinical trials can begin. Clinical trial holds also may be imposed at any time before or during studies due to safety concerns or non-compliance with regulatory requirements.

An independent institutional review board ("IRB"), at each of the clinical centers proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the consent form signed by the trial participants and must monitor the study until completed. The FDA, the IRB, or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trials to public registries.

The FDA offers a number of regulatory mechanisms that provide expedited or accelerated approval procedures for selected drugs and indications which are designed to address unmet medical needs in the treatment of serious or life-threatening diseases or conditions. These include programs such as Breakthrough Therapy designations, Fast Track designations, Priority Review and Accelerated Approval, which the Corporation may need to rely upon in order to receive timely approval or to be competitive.

The Corporation may plan to seek orphan drug designation for certain indications qualified for such designation. The United States, European Union and other jurisdictions may grant orphan drug designation to drugs intended to treat a "rare disease or condition," which, in the US, is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or 200,000 or more individuals in the United States and for which there is no reasonable expectation that the cost of developing and making a drug available in the United States for this type of disease or condition will be recovered from sales of the product. In the EU, orphan drug designation can be granted if: the disease is life threatening or chronically debilitating and affects no more than 50 in 100,000 persons in the EU; without incentive it is unlikely that the drug would generate sufficient return to justify the necessary investment; and no satisfactory method of treatment for the condition exists or, if it does, the new drug will provide a significant benefit to those affected by the condition. Orphan drug designation must be requested before submitting an NDA. If a product that has an orphan drug designation subsequently receives the first regulatory approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, meaning that the applicable regulatory authority may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for a period of seven years in the United States and 10 years in the EU. Orphan drug designation does not prevent competitors from developing or marketing different drugs for the same indication or the same drug for different indications. After orphan drug designation is granted, the identity of the therapeutic agent and its potential orphan use are publicly disclosed. Orphan drug designation does not convey an advantage in, or shorten the duration of, the development, review and approval process. However, this designation provides an exemption from marketing and authorization (NDA) fees.

Drugs manufactured or distributed pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, reporting of adverse experiences with the product, and complying with promotion and advertising requirements. The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-market testing, including phase IV clinical trials, and surveillance to further assess and monitor the product's safety and effectiveness after commercialization. In addition, drug manufacturers and their subcontractors involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including current Good Manufacturing Practices, which impose certain procedural and documentation requirements. Failure to comply with statutory and regulatory requirements may subject a manufacturer to legal or regulatory action, such as warning letters, suspension of manufacturing, product seizures, injunctions, civil penalties or criminal prosecution. There is also a continuing, annual prescription drug product program user fee.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, requirements for post-market studies or clinical trials to assess new safety risks, or imposition of distribution or other restrictions under a risk evaluation and mitigation strategy.

In the United States, pharmaceutical manufacturers are subject to complex laws and regulations pertaining to healthcare "fraud and abuse," including, but not limited to, the Anti-Kickback Statute, the federal False Claims Act (the "FCA"), and other state and federal laws and regulations. The Anti-Kickback Statute makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf) to knowingly and willfully solicit, receive, offer, or pay any remuneration that is intended to induce the referral of business, including the purchase, order, or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid.

The FCA prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment to or approval by the federal government or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes "any request or demand" for money or property presented to the U.S. government. Violations of the FCA can result in very significant monetary penalties and treble damages. The federal government is using the FCA, and the accompanying threat of significant liability, in its investigation and prosecution of pharmaceutical companies throughout the country, for example, in connection with the promotion of products for unapproved uses and other sales and marketing practices. The government has obtained multi-million and multibillion dollar settlements under the FCA in addition to individual criminal convictions under applicable criminal statutes. In addition, the federal civil monetary penalties statute imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers' and manufacturers' compliance with applicable fraud and abuse laws.

There are also an increasing number of state laws that require manufacturers to make reports to states on pricing and marketing information. In addition, a similar federal requirement Section 6002 of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or the Affordable Care Act, commonly referred to as the "Physician Payments Sunshine Act" requires applicable manufacturers to track and report to the federal government certain payments and "transfers of value" made to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members, made in the previous calendar year. There are a number of states that have various types of additional reporting requirements.

Controlled Substances

The CSA and its implementing regulations establish a "closed system" of regulations for controlled substances. The CSA imposes registration, security, recordkeeping and reporting, storage, manufacturing, distribution, importation and other requirements under the oversight of the DEA. The DEA is responsible for regulating controlled substances, and requires those individuals or entities that manufacture, import, export, distribute, research, or dispense controlled substances to comply with the regulatory requirements in order to prevent the diversion of controlled substances to illicit channels of commerce.

The DEA categorizes controlled substances into one of five schedules - Schedule I, II, III, IV or V - with varying qualifications for listing in each schedule. Schedule I substances by definition have a high potential for abuse, have no currently accepted medical use in treatment in the United States and lack accepted safety for use under medical supervision. For any product containing a Schedule I substance, such as psilocybin, to be available for commercial marketing in the United States, such substance must be rescheduled, or the product itself must be scheduled, by the DEA to Schedule II, III, IV or V. Scheduling determinations by the DEA are dependent on FDA approval of a substance or a specific formulation of a substance.

Facilities that manufacture, distribute, import or export any controlled substance must register annually with the DEA. The DEA registration is specific to the particular location, activity(ies) and controlled substance schedule(s). For example, separate registrations are needed for import and manufacturing, and each registration will specify which schedules of controlled substances are authorized.

The DEA inspects all manufacturing facilities to review security, recordkeeping, reporting and handling prior to issuing a controlled substance registration and periodically to ensure continued compliance. The specific security requirements vary by the type of business activity and the schedule and quantity of controlled substances handled. The most stringent requirements apply to manufacturers of Schedule I and Schedule II substances. Required security measures commonly include background checks on employees and physical control of controlled substances through storage in approved vaults, safes and cages, and through use of alarm systems and surveillance cameras. Once registered, manufacturing facilities must maintain records documenting the manufacture, receipt and distribution of all controlled substances. Manufacturers must submit periodic reports to the DEA of the distribution of Schedule I and II controlled substances, Schedule III narcotic substances, and other designated substances. Registrants must also report any controlled substance thefts or significant losses, and must obtain authorization to destroy or dispose of controlled substances. Imports of Schedule I and II controlled substances for commercial purposes are generally restricted to substances not already available from a domestic supplier or where there is not adequate competition among domestic suppliers. In addition to an importer or exporter registration, importers and exporters must obtain a permit for every import or export of a Schedule I and II substance or Schedule III, IV and V narcotic, and submit import or export declarations for Schedule III, IV and V non-narcotics.

For drugs manufactured in the United States, the DEA establishes annually an aggregate quota for the amount of substances within Schedules I and II that may be manufactured or produced in the United States based on the DEA's estimate of the quantity needed to meet legitimate medical, scientific, research and industrial needs. The quotas apply equally to the manufacturing of the active pharmaceutical ingredient and production of dosage forms. The DEA may adjust aggregate production quotas a few times per year, and individual manufacturing or procurement quotas from time to time during the year, although the DEA has substantial discretion in whether or not to make such adjustments for individual companies.

Individual U.S. states also establish and maintain separate controlled substance laws and regulations, including licensing, recordkeeping, security, distribution, and dispensing requirements. A majority of state laws in the United States classify psilocybin and psilocin as Schedule I controlled substances. State authorities, including boards of pharmacy, regulate use of controlled substances in each state. Failure to maintain compliance with applicable requirements, particularly as manifested in the loss or diversion of controlled substances, can result in enforcement action that could have a material adverse effect on the Corporation's business, operations and financial condition. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to revoke those registrations. In certain circumstances, violations could lead to criminal prosecution.

Netherlands

Regulation (EU) No 536/2014 on Clinical Trials on Medicinal Products for Human Use ( the "CTR") is applicable as of January 31, 2022, harmonizing the laws, regulations and administrative provisions of the EU Member States relating to the implementation of Good Clinical Practice in the conduct of clinical trials on medicinal products for human use. EU Member States have transformed the requirements outlined in the Clinical Trials Directive into the respective national laws.  Pursuant to the CTR, as of January 31, 2023 sponsors are obliged to use the Clinical Trials Information System (CTSI) for regularity submission, authorization and supervision of clinical trials in the EU and the EEA. CTIS will thus serve as the single-entry point for submissions by sponsors and for regulatory assessment. In addition to this obligation, sponsors must transfer any ongoing (approved) trials under the CTR to CTIS by January 2025.

The IMPD is one of several regulatory documents required for conducting a clinical trial of a pharmacologically API intended for one or more EU Member States. The IMPD includes summaries of information related to the quality, manufacture and control of any Investigational Medicinal Product (including reference product and placebo) ("IMP"), and data from non-clinical and clinical studies. Guidance concerning IMPDs is based on the CTR and on the approximation of laws, regulations and administrative provisions of the Member States relating to the implementation of good clinical practice in the conduct of clinical trials on medicinal products for human use (also commonly referred to as the "Clinical Trials Directive").

The content of the IMPD may be adapted to the existing level of knowledge and the product's phase of development. When applying for a clinical trial authorization, a full IMPD is required when little or no information about an API has been previously submitted to competent authorities, when it is not possible to cross-refer to data submitted by another sponsor and/or when there is no authorization for sale in the EU. However, a simplified IMPD may be submitted if information has been assessed previously as part of a Marketing Authorization or a clinical trial to that competent authority. Although the format is not obligatory, the components of an IMPD are largely equivalent to clinical trial applications in Canada and the United States. The IMPD need not be a large document as the amount of information to be contained in the dossier is dependent on various factors such as product type, indication, development phase etc.

The assessment of an IMPD is focused on patient safety and any risks associated with the IMP. Whenever any potential new risks are identified the IMPD must be amended to reflect the changes. Certain amendments are considered substantial in which case the competent authority must be informed of the substantial amendment. This may be the case for changes in IMP impurities, microbial contamination, viral safety, transmissible spongiform encephalopathies (e.g. mad cow disease) and in some particular cases to stability when toxic degradation products may be generated.

With the completion of the Asset Acquisition, the Corporation has an ongoing phase I study to obtain preliminary evidence of the safety and efficacy of infused DMT. Prior to the Asset Acquisition, an investigator's brochure (including prior safety, preclinical and clinical data), and an IMPD document that includes CMC information and a clinical study protocol and supporting information had been prepared. Approval by the Dutch ethics committee of the Phase 1 Study, planned to be conducted by CHDR will be based on the vast amount of published human and animal studies of DMT. Prior to the Asset Acquisition, preclinical data was not provided as part of the application package; however, limited additional in vivo and in vitro data to support the rationale for human dosing and safety had been included. CHDR and its partner GMP-licensed pharmacy that will be involved in the Phase 1 Study, the Leiden University Medical Center, have all the required approvals to possess and handle DMT for the Phase 1 Study.

Failure of the Corporation to receive the necessary regulatory approvals required to conduct the Phase 1 Study would have an adverse impact on its business plans and financial condition for a number of reasons including, without limitation: (i) it would cause delays in the Corporation's research and development plans; (ii) it may require the Corporation to expend additional financial and human resources on revising its application package or creating a new one; or (iii) it may require the Corporation to approach an entirely different regulatory authority in a new jurisdiction, in which case the Corporation would have to expend a substantial amount of capital and other resources on engaging the appropriate research and development partners and creating an application package that complies with the regulations of that new jurisdiction. Additionally, the Corporation would be required to spend capital on transferring the DMT materials to the new jurisdiction. All of the foregoing would likely have a negative impact on the Corporation's business and financial condition.

Pharmaceutical Products

In accordance with the Dutch Medicines Act (Geneesmiddelenwet), "medicinal products" are defined as: a substance or a combination of substances that is intended to be administered or used for, or is presented in any way as being suitable for, use: (i) the cure or prevention of any disease, defect, wound or pain in human beings, (ii) the making of a medical diagnosis in human beings, or (iii) restoring, improving or otherwise modifying physiological functions in humans by exerting a pharmacological, immunological or metabolic effect.

If a product constitutes a medicinal product, a marketing authorization for the product is required before the product may be placed on the market in the Netherlands. In the EU, marketing authorizations may be obtained through the Centralized procedure, the Decentralized procedure and/or the national procedure. The Centralized procedure is compulsory for medicines intended to treat i.e. cancer, AIDS, neurodegenerative diseases and diabetes and optional (only) for medicines comprising of new active substances not previously approved for the EEA. When applying for a marketing authorization through the Centralized procedure, applications are submitted with the European Medicines Agency (the "EMA"). Where the Centralized procedure is not available but a medicinal product is intended for several EU/EEA Member States, an application for a marketing authorization may be submitted with the competent authority of a single EU/EEA Member State in accordance with the Decentralized procedure. When the assessment of the application results in a decision to grant the marketing authorization, this decision will be mutually recognized by the competent authorities of the other Member States for which the marketing authorization is applied. Finally, should a medicinal product be intended for the Netherlands only, then the national procedure may be followed as well by submitting an application with the Dutch Medicines Evaluation Board. It may be remarked that the national procedure is unavailable in case the Centralized procedure is compulsory or in case an applicant has already submitted an application for and/or obtained a marketing authorization in another Member State. In that case, applications must follow the mutual recognition procedure instead.

Companies that manufacture or trade in medicinal products and/or active pharmaceutical ingredients in the Netherlands require a manufacturing authorization or a wholesale distribution authorization. A manufacturing authorization is required for the preparation, trading in, import and export of medicinal products and/or active substances. Here, 'preparation' means the total or partial manufacture of medicinal products and/or active substances or the packaging or labelling thereof. 'Importing' means the import of medicinal products or active substances from a country outside the EEA into the Dutch territory, while 'exporting' means the export of medicinal products or active substances from the Dutch territory to a country outside the EEA. A wholesale distribution authorization is required for one or more activities within the wholesale business, such as procuring, holding, supplying, delivering or exporting medicinal products or active substances which are prepared or imported by a third party. It may be noted that holders of wholesale distribution authorization, other than holders of marketing authorizations, are not authorized to import medicinal products from countries outside the EEA.

Only a natural or legal person established in the Netherlands may obtain either a Dutch marketing authorization or a wholesale distribution authorization. These authorizations concern national permits, meaning that these authorizations are not automatically valid in other EU Member States. Furthermore, in the Netherlands applicants of marketing authorizations and wholesale distributions authorizations must be registered with Farmatec and comply with GDP norms.

Market Authorization Regulatory Process

Under the Centralized procedure, pharmaceutical companies submit a single marketing authorization application to the EMA, which provides the basis of a legally binding recommendation that will be provided by the EMA to the European Commission, the authorizing body for all centrally authorized products. This allows the marketing authorization holder to market the medicine and make it available to patients and healthcare professionals throughout the EU on the basis of a single marketing authorization. EMA's Committee for Medicinal products for Human Use or Committee for Medicinal Products for Veterinary Use carry out a scientific assessment of the application and give a recommendation on whether the medicine should be marketed or not, under any particular dosing regime. Although, under EU law, the EMA has no authority to permit marketing in the different EU countries, the European Commission is the authorizing body for all centrally authorized products, who takes a legally binding decision based on EMA's recommendation. Once granted by the European Commission, the centralized marketing authorization is valid in all EU Member States as well as in the European Economic Area countries Iceland, Liechtenstein and Norway. European Commission decisions are published in the Community Register of medicinal products for human use. Once a medicine has been authorized for use in the EU, the EMA and the EU Member States constantly monitor its safety and take action if new information indicates that the medicine is no longer as safe and effective as previously thought. The safety monitoring of medicines involves a number of routine activities ranging from: assessing the way risks associated with a medicine will be managed and monitored once it is authorized; continuously monitoring suspected side effects reported by patients and healthcare professionals, identified in new clinical studies or reported in scientific publications; regularly assessing reports submitted by the Corporation holding the marketing authorization on the benefit-risk balance of a medicine in real life; and assessing the design and results of post-authorization safety studies which were required at the time of authorization. The EMA can also carry out a review of a medicine or a class of medicines upon request of a Member State or the European Commission. These are called EU referral procedures; they are usually triggered by concerns in relation to a medicine's safety, the effectiveness of risk minimization measures or the benefit-risk balance of the medicine. The EMA has a dedicated committee responsible for assessing and monitoring the safety of medicines, the Pharmacovigilance Risk Assessment Committee. This ensures that EMA and the EU Member States can move very quickly once an issue is detected and take any necessary action, such as amending the information available to patients and healthcare professionals, restricting use or suspending a medicine, in a timely manner in order to protect patients.

Besides the Centralized procedure, pharmaceutical companies may also submit marketing authorization applications through the Decentralized procedure with the competent authority of a Member State. As the Centralized procedure is compulsory for medicines intended to treat specified diseases i.e. cancer, AIDS, neurodegenerative diseases and diabetes and only optional for medicines comprising of new active substances not previously approved for the EU/ EEA, in all other circumstances the Decentralized procedure should be used instead if a marketing authorization is to be obtained for several EU/EEA Member States. When following the Decentralized procedure, the applicant requests one country to be the Reference Member State ("RMS") in the procedure. After having shared draft assessment reports to which both the applicant and the competent authorities of other Member States may respond, the to be granted marketing authorization will eventually go through the Mutual recognition procedure. In the Mutual recognition procedure other Member States generally adopt the RMS's assessment, unless there are important objections on the grounds of a potentially serious risk to public health. In such situations, further discussions will also be held in the Co-ordination group for Mutual recognition and Decentralised procedures ("CMDh"). When all Member States involved decide on a positive opinion on products in the CMDh, Dutch translations of the summary of product characteristics, package leaflet, labelling texts and mock-ups are submitted and a national marketing authorization is issued.

Patent Cooperation Treaty

The Patent Cooperation Treaty (the "PCT") facilitates filing for patent recognition in multiple jurisdictions simultaneously using a single uniform patent application. 157 countries, including Canada and the United States have ratified the PCT.

Ultimately, patents are still granted in each country individually. As such, the PCT procedure consists of two phases: filing of an international application, and national evaluation under the patent laws in force in each country where a patent is sought.

Within 12 months of filing a provisional patent application at the United States Patent and Trademark Office, the Corporation may elect to file a regular utility patent application in the United States in tandem with filing a PCT application with the World Intellectual Property Office, in each case claiming priority to the provisional patent application. Within 30 months of the provisional filing date, deadlines begin for a PCT application to enter the national phase in desired jurisdictions globally, such as Canada (30 months) and Europe (31 months), in each case claiming priority to the provisional patent application.

While the Corporation is focused on programs using psychedelic-inspired compounds, the Corporation does not have any direct or indirect involvement with the illegal selling, production or distribution of any substances in the jurisdictions in which it operates. The Corporation is exploring drug development within approved laboratory clinical trial settings conducted within approved regulatory frameworks. Though highly speculative, should any prescription drug product be developed by the Corporation (which, if it does occur, would not be for several years), such drug product will not be commercialized prior to receipt of applicable regulatory approval, which will only be granted if clinical evidence of safety and efficacy for the intended use(s) is successfully developed. The Corporation may also employ non-prescription drugs, where appropriate.

COMPLIANCE PROGRAM

The Corporation oversees and monitors compliance with applicable laws in each jurisdiction in which it operates. In addition to the Corporation's senior executives and the employees responsible for overseeing compliance, the Corporation has local counsel engaged in every jurisdiction in which it operates and has received legal opinions or advice in each of these jurisdictions regarding (a) compliance with applicable regulatory frameworks, and (b) potential exposure to, and implications arising from, applicable laws in jurisdictions in which the Corporation has operations or intends to operate.

The Corporation works with third parties who require regulatory licensing to handle scheduled drugs. The Corporation continuously updates its compliance and channel programs to maintain regulatory standards set for drug development. The Corporation also works with clinical research organizations who maintain batch records and data storage for the Corporation's clinical programs.

Additionally, the Corporation has established a Medical & Clinical Advisory Team, a Research, Clinical and Regulatory Team and a Government Relations and Communications Team with cross-functional expertise in business, neuroscience, pharmaceuticals, mental health and psychedelics to advise management.

In conjunction with the Corporation's human resources and operations departments, the Corporation oversees and implements training on the Corporation's protocols. The Corporation will continue to work closely with external counsel and other compliance experts, and is evaluating the engagement of one or more independent third party providers to further develop, enhance and improve its compliance and risk management and mitigation processes and procedures in furtherance of continued compliance with the laws of the jurisdictions in which the Corporation operates.

The programs currently in place include monitoring by executives of the Corporation to ensure that operations conform to and comply with required laws, regulations and operating procedures. The Corporation is currently in compliance with the laws and regulations in all jurisdictions and the related licencing framework applicable to its business activities.

The Corporation and, to its knowledge, each of its third-party researchers, suppliers and manufacturers have not received any non-compliance, citations or notices of violation which may have an impact on the Corporation's licences, business activities or operations.

The Corporation conducts due diligence on third-party researchers, medical professionals, clinics, cultivators, processors and others as applicable, with whom it engages. Such due diligence includes but is not limited to the review of necessary licenses and the regulatory framework enacted in the jurisdiction of operation. Further, the Corporation generally obtains, under its contractual arrangements, representations and warranties from such third parties pertaining to compliance with applicable licensing requirements and the regulatory framework enacted in the jurisdiction of operation.

CONSOLIDATED CAPITALIZATION

There have been no material changes to the share and loan capitalization of the Corporation since the date of the Interim Financial Statements.

The applicable Prospectus Supplement will describe any material changes, and the effect of such material changes, on the share and loan capitalization of the Corporation that will result from the issuance of Securities pursuant to each Prospectus Supplement.

USE OF PROCEEDS

The net proceeds from any Offering of Securities and the proposed use of those proceeds will be set forth in the applicable Prospectus Supplement relating to that Offering of Securities. Notwithstanding, the Corporation's management has broad discretion in the application of proceeds of an Offering of Securities. On the basis of results obtained or for other sound business reasons, the Corporation may re-allocate funds as required. Accordingly, the Corporation's actual use of proceeds may vary significantly from any proposed use of proceeds disclosed in any applicable Prospectus Supplement. See "Risk Factors - Risks Related to an Offering - Discretion over the Use of Proceeds".

Sources and Uses of Capital

As at August 8, 2023, the Corporation had cash resources, being cash and an HST receivable, of approximately $21,082,000. As at August 8, 2023, the Corporation anticipates that it will require approximately $21,082,000 to continue operations over the next 12 months, including funding for the achievement of the next significant milestone under the Corporation’s Deuterated Psilocybin Analog Program (CYB003) and the Deuterated Dimethyltryptamine Program (CYB004).

The Corporation may be required to reduce its general and administrative expenses if it does not have sufficient capital to meet its below stated objectives, or it may allocate its financial resources differently than listed below. The expected reduction in future expenditures, absent any capital injections, compared to the Corporation’s historic expenditures would be achieved as follows: (i) a reduction in marketing activities; (ii) a reduction in workforce and/or compensation; (iii) a reduction in public relations and investor relations activities; and (iv) a reduction of planned expenses under the Deuterated Dimethyltryptamine Program and Phenethylamine Derivatives Program, which would also result in a delay of anticipated timing for completion of the next significant milestones under each of these programs.

Program(1)	Anticipated 12 Month Use of Funds(2)(3) ($)	Anticipated Timeline for Completio(4)
Deuterated Psilocybin Analog Program
Provide topline data readout from the Phase 1/2a study	3,880,627	Q3/Q4 2023
Complete FDA submission of Phase 1/2a data	2,500,200	Q4 2023
Deuterated Dimethyltryptamine Program	-	-
Provide topline data from Phase 1 CYB004-E trial	1,269,000	Q3/Q4 2023
Complete FDA IND submission	1,372,950	Q1 2024
Phenethylamine Derivatives Program	-	-
Technology Programs	-	-
Working Capital, and General Corporate Purposes(5)	12,059,223	N/A
Total	21,082,000

Notes:

(1) Please see the Corporation’s Interim MD&A for a description of the Corporation’s programs. All milestones are subject to receipt of all necessary approvals, including the academic and scientific organizations with which the Corporation is working.

(2) Certain amounts have been converted from USD to CAD at an exchange rate of 1.35:1.

(3) Represents proceeds from private placements and offerings previously disclosed, as well proceeds from the ATM Program and May 2023 Prospectus.

(4) Anticipated timeline for completion is based on the calendar year. Anticipated spending and timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Corporation.

(5) Includes personnel costs, professional services, overhead expenses and general expenses to be incurred by the Corporation in the normal course of business. In addition, the Corporation intends to use a portion of these proceeds to continue funding both its Deuterated Psilocybin Analog Program and Deuterated Dimethyltryptamine Program. The allocation between and specific milestones within these programs have not yet been determined.

For detailed information in respect of the Corporation’s business objectives and milestones, and the application of proceeds from prior offerings by the Corporation, prospective purchasers of Securities should carefully consider the information described in the Annual Information Form and Interim MD&A of the Corporation, and the documents incorporated by reference herein, including the applicable Prospectus Supplement.

As at August 8, 2023, the Corporation’s current financial resources, absent any capital injections, will be sufficient to meet the Corporation’s short-term liquidity requirements and to fund its operations for the coming 12 months. The Corporation makes this statement based on its cash resources, being cash and an HST receivable, as of August 8, 2023 in the amount of approximately $21,082,000.

The anticipated spend and cash burn do not account for funds that the Corporation had previously disclosed as being required to progress its Phenethylamine Derivatives Program listed in the table above. As disclosed in its Interim MD&A, the Corporation anticipated spending approximately $900,000 under its Phenethylamine Derivatives Program by September 30, 2023 to complete preclinical development of a phenethylamine drug candidate, of which approximately $42,000 was spent during the three months ended June 30, 2023, and approximately $782,000 was spent during the financial year ended March 31, 2023, resulting in an approximate remaining spend as of June 30, 2023 of $76,000 by September 30, 2023.10 If the Corporation does not raise additional funds in the coming 12 months, it anticipates that it will need to reduce the amounts spent on the Phenethylamine Derivatives Program programs and adjust the corresponding timelines disclosed in its Interim MD&A.

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10 Reflects actual spend during the financial year ended March 31, 2023, the three months ended June 30, 2023, and expected spend during the period from July 1, 2023 until the achievement of preclinical development of a phenethylamine drug candidate by September 30, 2023. The Company had previously estimated that its spending to complete preclinical development of a phenethylamine drug candidate would be $1,283,000. Anticipated timing and spending regarding drug development is based on reasonable assumptions informed by current knowledge and information available to the Corporation. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Corporation’s development efforts to date.

The Corporation's expectation is based on certain assumptions and risks as set forth in the section "Cautionary Note Regarding Forward Looking Information" and "Risk Factors" in this Prospectus.

The expected uses of capital represents the Corporation's current intentions based upon its present plans and business condition, which could change in the future as its plans and business conditions evolve. The amounts and timing of the actual use of available capital will depend on multiple factors and there may be circumstances where, for sound business reasons, a reallocation of capital, or termination of a program objective, may be necessary in order for the Corporation to achieve its program objectives. The Corporation may also require additional funds in order to fulfill its expenditure requirements to meet existing and any new business objectives, and the Corporation expects to either issue additional securities or incur debt to do so. The material factors or assumptions used to develop the estimated amounts for the 12 months period disclosed above are included in the "Cautionary Note Regarding Forward-Looking Information" section above. The actual amount that the Corporation spends in connection with each of the identified uses and programs will depend on a number of factors, including those listed under "Risk Factors" in, or incorporated by reference in, this Prospectus.

Negative Cash Flow From Operations

Since inception, the Corporation has financed its operations primarily from the issuance of equity and interest income on funds available for investment. To date, the Corporation has raised approximately C$156,500,000 in gross proceeds through private placement and prospectus offerings. The Corporation has experienced operating losses and cash outflows from operations since incorporation and will require ongoing financing to continue its research and development activates. As the Corporation has not yet achieved profitability, there are uncertainties regarding its ability to continue as a going concern. The Corporation has not earned any revenue or reached successful commercialization of any products. The Corporation's success is dependent upon the ability to finance its cash requirements to continue its activities. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Corporation as those previously obtained, or at all. To the extent that the Corporation has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. The Corporation will be required to raise additional funds through the issuance of additional equity securities, through loan financing, or other means, such as through partnerships with other companies and research and development reimbursements. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Corporation as those previously obtained. See "Risk Factors - Risks Related to an Offering - Negative Operating Cash Flow and Going Concern".

DIVIDEND POLICY

The Corporation has never declared nor paid dividends on the Common Shares. Currently, the Corporation intends to retain its future earnings, if any, to fund the development and growth of its business, and the Corporation does not anticipate declaring or paying any dividends on the Common Shares in the near future, although the Corporation reserves the right to pay dividends if and when it is determined to be advisable by the board of directors of the Corporation. As a result, shareholders will have to rely on capital appreciation, if any, to earn a return on investment in the Common Shares in the foreseeable future. See "Risk Factors - Risks Related to an Offering - Speculative Nature of Investment Risk".

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The following is a brief summary of certain general terms and provisions of the Securities that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Securities as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such Offering of Securities, and the extent to which the general terms and provisions described below may apply to such Securities will be described in the applicable Prospectus Supplement.

Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares. As at August 16, 2023, the Corporation had 234,683,234 Common Shares and nil preferred shares issued and outstanding.

Each Common Share entitles the holder thereof to one vote at meetings of shareholders of the Corporation other than meetings of the holders of another class of shares. Each holder of Common Shares is also entitled to receive dividends if, as and when declared by the board of directors of the Corporation. Holders of Common Shares are entitled to participate in any distribution of the Corporation's net assets upon liquidation, dissolution or winding-up on an equal basis per share. There are no pre-emptive, redemption, retraction, purchase or conversion rights attaching to the Common Shares.

Common Shares may be sold separately or together with certain other Securities under this Prospectus. Common Shares may also be issuable on conversion, exchange, exercise or maturity of certain other Securities qualified for issuance under this Prospectus.

Warrants

Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between the Corporation and one or more banks or trust companies acting as Warrant agent or may be issued as stand-alone contracts. The applicable Prospectus Supplement will include details of the Warrant agreements, if any, governing the Warrants being offered. The Warrant agent, if any, will be expected to act solely as the agent of the Corporation and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants that may be offered under this Prospectus. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement.

A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed by the Corporation with the relevant securities regulatory authorities in Canada after it has been entered into by the Corporation.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Warrants being offered thereby, which may include, without limitation, the following (where applicable):

  the designation of the Warrants;

  the aggregate number of Warrants offered and the offering price;

  the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

  the exercise price of the Warrants;

  the dates or periods during which the Warrants are exercisable;

  the designation and terms of any securities with which the Warrants are issued;

  if the Warrants are issued as a unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

  any minimum or maximum amount of Warrants that may be exercised at any one time;

  whether such Warrants will be listed on any securities exchange;

  any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

  certain material Canadian tax consequences of owning the Warrants; and

  any other material terms and conditions of the Warrants.

Units

The Corporation may issue Units comprised of one or more of the other Securities described herein in any combination. Each Unit may be issued so that the holder of the Unit is also the holder of each Security included in the Unit; thus, the holder of a Unit may have the rights and obligations of a holder of each included Security. Any Unit agreement under which a Unit may be issued may provide that the Securities included in the Unit may not be held or transferred separately at any time or at any time before a specified date.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Units being offered thereby, which may include, without limitation, the following (where applicable):

  the designation, number and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

  any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

  certain material Canadian tax consequences of owning the Securities comprising the Units; and

  any other material terms and conditions of the Units.

Debt Securities

The Debt Securities may be issued in one or more series under an indenture (the "Indenture") to be entered into between the Corporation and one or more trustees (the "Trustee") that may be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into has been or will be filed with the SEC as an exhibit to the Registration Statement of which this Prospectus forms a part and will be filed with the securities commissions or similar authorities in Canada when it is entered into. The Corporation may issue Debt Securities, separately or together, with Common Shares, Warrants, Units or Subscription Receipts or any combination thereof, as the case may be.

The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of a series of Debt Securities offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities will be described in the applicable Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

  the title of the Debt Securities;

  any limit on the aggregate principal amount of the Debt Securities;

  the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

  the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities;

  the terms and conditions under which the Corporation may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

  the terms and conditions upon which the Corporation may redeem the Debt Securities, in whole or in part, at its option;

  the covenants applicable to the Debt Securities;

  the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;

  the extent and manner, if any, to which payment on or in respect of the Debt Securities of the series will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Corporation;

  whether the Debt Securities will be secured or unsecured;

  whether the Debt Securities will be issuable in the form of global securities ("Global Securities"), and, if so, the identity of the depositary for such Global Securities;

  the denominations in which Debt Securities will be issuable, if other than denominations of US$1,000 or integral multiples of US$1,000;

  each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

  if other than United States dollars, the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;

  material Canadian federal income tax consequences and United States federal income tax consequences of owning the Debt Securities; and

  any other terms, conditions, rights or preferences of the Debt Securities which apply solely to the Debt Securities.

If the Corporation denominates the purchase price of any of the Debt Securities in a currency or currencies other than United States dollars or a non-United States dollar unit or units, or if the principal of and any premium and interest on any Debt Securities is payable in a currency or currencies other than United States dollars or a non-United States dollar unit or units, the Corporation will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such non-United States dollar currency or currencies or non-United States dollar unit or units in the applicable Prospectus Supplement.

This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as CORRA, SOFR, EURIBOR or an alternative United States federal funds rate.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Corporation will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Corporation, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into Common Shares or other securities of the Corporation, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

The Corporation may, from time to time, issue Debt Securities and incur additional indebtedness other than through the issue of Debt Securities pursuant to this Prospectus

Subscription Receipts

Subscription Receipts may be offered separately or together with other Securities, as the case may be. The Subscription Receipts may be issued under a subscription receipt agreement.

The applicable Prospectus Supplement will include details of any subscription receipt agreement covering the Subscription Receipts being offered. A copy of any subscription receipt agreement relating to an offering of Subscription Receipts will be filed by the Corporation with the relevant securities regulatory authorities in Canada after the Corporation has entered into it. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description may include, without limitation, the following (where applicable):

  the number of Subscription Receipts;

  the price at which the Subscription Receipts will be offered;

  the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities;

  the designation, number and terms of the other Securities that may be exchanged upon conversion of each Subscription Receipt;

  the designation, number and terms of other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

  terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

  certain material Canadian tax consequences of owning the Subscription Receipts; and

  any other material terms and conditions of the Subscription Receipts.

PLAN OF DISTRIBUTION

General

The Corporation may from time to time during the 25-month period that this Prospectus, including any amendments and supplements hereto, remains valid, offer for sale and sell up to an aggregate of $160,000,000 in Securities hereunder.

The Securities may be sold by the Corporation (i) directly pursuant to applicable statutory exemptions, (ii) to or through underwriters or dealers, or (iii) through designated agents. The Prospectus Supplement relating to a particular Offering of Securities will identify any underwriter, dealer or agent engaged in connection with the offering and sale of such Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the purchase price of the Securities (or the manner of determination thereof if offered on a non-fixed price basis), the net proceeds to the Corporation and any other material terms of the plan of distribution (including sales in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102). Any initial offering price and discounts, concessions or commissions allowed or re-allowed or paid to underwriters, dealers or agents may be changed from time to time. Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with the Corporation's Securities offered by that Prospectus Supplement.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers including sales in transactions that are deemed to be "at-the-market" distributions, including sales made directly on the NEO or other existing trading markets for the Securities, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Corporation. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

Sales of Securities under an "at-the-market distribution", if any, will be made pursuant to an accompanying Prospectus Supplement. Sales of Securities under any "at-the-market" program will be made in transactions that are "at-the-market distributions" as defined in NI 44-102. The volume and timing of any "at-the-market distributions" will be determined at the Corporation's sole discretion.

No underwriter or dealer involved in an "at-the-market distribution" under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the offered Securities or securities of the same class as the Securities distributed under the "at-the-market distribution", including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Corporation including in the form of underwriters', dealers' or agents' fees, commissions or concessions.

Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation that they receive from the Corporation and any profit that they make on the resale of the Securities, may be deemed to be underwriting commissions.

Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments, which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

In connection with any Offering of Securities, subject to applicable laws and other than an "at-the-market distribution", the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the offered Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

Unless specified in the applicable Prospectus Supplement, there is no market through which the Subscription Receipts, Warrants, Units and Debt Securities may be sold and purchasers may not be able to resell the Subscription Receipts, Warrants, Units and Debt Securities purchased under this Prospectus and the Prospectus Supplement. This may affect the pricing of the Subscription Receipts, Warrants, Units and Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Subscription Receipts, Warrants, Units and Debt Securities and the extent of issuer regulation. See "Risk Factors".

RISK FACTORS

An investment in the Securities involves a high degree of risk and must be considered speculative due to the nature of the Corporation’s business and present stage of development. Before making an investment decision, prospective purchasers of Securities should carefully consider the information described in this Prospectus and the documents incorporated by reference herein, including the applicable Prospectus Supplement. There are certain risks inherent in an investment in the Securities, including the factors described below and under the heading “Risk Factors” in the Annual Information Form and under the heading “Risks and Uncertainties” in the Interim MD&A, and any other risk factors described herein or in a document incorporated by reference herein, which investors should carefully consider before investing. Additional risk factors relating to a specific Offering of Securities will be described in the applicable Prospectus Supplement. Some of the factors described herein, in the documents incorporated by reference herein, and/or the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the risk factors described herein, in the Annual Information Form, in another document incorporated by reference herein or in the applicable Prospectus Supplement occur, it could have a material adverse effect on the business, financial condition and results of operations of the Corporation. Additional risks and uncertainties of which the Corporation currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Corporation’s business, financial condition and results of operation. The Corporation cannot assure purchasers that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the risks described herein, in the Annual Information Form, in the other documents incorporated by reference herein or in the applicable Prospectus Supplement or other unforeseen risks.

Risks Related to the Business of the Corporation

Ongoing Impact of the Novel Coronavirus "COVID-19"

The outbreak of COVID-19 and its eventual declaration as a pandemic by the World Health Organization ("WHO") on March 11, 2020, resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is still unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Corporation in future periods. The Corporation is not currently aware of any changes in laws, regulations or guidelines, including tax and accounting requirements, arising from COVID-19 which would be reasonably anticipated to materially affect the Corporation's business.

Regulatory Risks and Uncertainties

In Canada, certain psychedelic drugs, including psilocybin, are classified as Schedule III drugs under the CDSA and as such, medical and recreational use is illegal under Canadian federal laws. In the United States, certain psychedelic drugs, including psilocybin, psilocin, DMT, and 5-Methoxy-DMT, are classified as Schedule I drugs under the CSA and the Controlled Substances Import and Export Act and as such, medical and recreational use is illegal under the U.S. federal laws. Anyone wishing to conduct research on substances listed in Schedule I under the CSA must register with the DEA and obtain DEA approval of the research proposal. The EU member states currently classify DMT as a Schedule I substance under the UN 71 and, as such, a licence is required to produce, dispense, import or export any Schedule I substances, but the specific requirements vary from country to country. Currently in the Netherlands, DMT is classified as a List 1 Drug under the Dutch Opium Act and, as such, subject to express authorization being obtained, the production, trade and possession of DMT are prohibited. In the United Kingdom, "Fungus (of any kind) which contains psilocin or an ester of psilocin" is controlled as a Class A drug under the MDA and Schedule 1 drug under the MDR. As psilocybin is a phosphate ester of psilocin, even if it is isolated from psilocin, it will still be treated as a Class A drug under the MDA and as a Schedule 1 drug under the MDR. Schedule 1 drugs can only be lawfully manufactured, produced, possessed and supplied under a controlled drugs domestic licence issued by the UK Home Office.

There is no guarantee that psychedelic drugs or psychedelic inspired drugs will ever be approved as medicines in any jurisdiction in which the Corporation operates. All activities involving such substances by or on behalf of the Corporation are conducted in accordance with applicable federal, provincial, state and local laws. Further, all facilities engaged with such substances by or on behalf of the Corporation do so under current licences and permits issued by appropriate federal, provincial and local governmental agencies. While the Corporation is focused on programs using psychedelic inspired compounds, the Corporation does not have any direct or indirect involvement with the illegal selling, production or distribution of any substances in the jurisdictions in which it operates and does not intend to have any such involvement. However, the laws and regulations generally applicable to the industry in which the Corporation is involved in may change in ways currently unforeseen. Any amendment to or replacement of existing laws or regulations, including the classification or re-classification of the substances the Corporation is developing or working with, which are matters beyond the Corporation's control, may cause the Corporation's business, financial condition, results of operations and prospects to be adversely affected or may cause the Corporation to incur significant costs in complying with such changes or it may be unable to comply therewith. A violation of any applicable laws and regulations of the jurisdictions in which the Corporation operates could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either government entities in the jurisdictions in which the Corporation operates, or private citizens or criminal charges.

The loss of the necessary licences and permits for any of the above scheduled drugs could have an adverse effect on the Corporation's operations.

The psychedelic drug industry is a fairly new industry and the Corporation cannot predict the impact of the ever-evolving compliance regime in respect of this industry. Similarly, the Corporation cannot predict the time required to secure all appropriate regulatory approvals for future products, or the extent of testing and documentation that may, from time to time, be required by governmental authorities. The impact of compliance regimes, any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact the development of markets, its business and products, and sales initiatives and could have a material adverse effect on the business, financial condition and operating results of the Corporation.

The success of the Corporation's business is dependent on the reform of controlled substances laws pertaining to psilocybin. If controlled substances laws are not favourably reformed in Canada, the United States, the Netherlands, the United Kingdom, and other global jurisdictions, the commercial opportunity that the Corporation is pursuing may be highly limited.

The Corporation makes no medical, treatment or health benefit claims about the Corporation's proposed products. The FDA, Health Canada, the EMA or other similar regulatory authorities have not evaluated claims regarding psilocybin, DMT, psilocybin analogues, or other psychedelic compounds. The efficacy of such products have not been confirmed by approved research. There is no assurance that the use of psilocybin, DMT, psilocybin analogues, or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Corporation has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that the Corporation verified such in clinical trials or that the Corporation will complete such trials. If the Corporation cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Corporation's performance and operations.

"Foreign Private Issuer" Status Under the U.S. Securities Laws

The Corporation is a "foreign private issuer", under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, the Corporation is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Corporation does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Corporation is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Corporation's officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Corporation's shareholders may not know on as timely a basis when the Corporation's officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Corporation is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. The Corporation is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Corporation complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, the Corporation may not be required under the Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

Risks Related to an Offering

Speculative Nature of Investment Risk

An investment in the Common Shares and the Corporation's prospects generally are speculative due to the risky nature of its business and the present stage of its development. Investors may lose their entire investment. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described or incorporated by reference herein, or other unforeseen risks. If any of such risks actually occur, then the Corporation's business, financial condition and operating results could be adversely affected. Investors should carefully consider all risks and consult with their professional advisors to assess any investment in the Corporation.

Negative Operating Cash Flow and Going Concern

The Corporation has had negative cash flow from operating activities since inception. Drug development involves long lead times, is very expensive and involves many variables of uncertainty. As such, significant capital investment will be required to achieve the Corporation's existing plans. The Corporation's net losses have had and will continue to have an adverse effect on, among other things, shareholder equity, total assets and working capital. The Corporation expects that losses may fluctuate from quarter to quarter and year to year, and that such fluctuations may be substantial based on the stage of development of its principal programs. The Corporation cannot predict when it will become profitable, if at all. Accordingly, the Corporation may be required to obtain additional financing in order to meet its future cash commitments.

The threat of the Corporation's ability to continue as a going concern will be removed only when, in the opinion of the Corporation's auditor, the Corporation's revenues have reached a level that is able to sustain its business operations. If the Corporation is unable to obtain additional financing from outside sources and eventually generate enough revenues, the Corporation may be forced to sell a portion or all of the Corporation's assets, or curtail or discontinue the Corporation's operations. If any of these events happen, shareholders could lose all or part of their investment. The Corporation's financial statements do not include any adjustments to the Corporation's recorded assets or liabilities that might be necessary if the Corporation becomes unable to continue as a going concern. See "Risk Factors - Risks Related to the Offering - Potential Need for Additional Financing".

Discretion over the Use of Proceeds

While detailed information regarding the use of proceeds from the sale of the Securities will be described in the applicable Prospectus Supplement, the Corporation will have broad discretion over the use of net proceeds from an offering by the Corporation of its Securities. There may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary. In such circumstances, the net proceeds will be reallocated at the Corporation's sole discretion.

Management will have discretion concerning the use of proceeds ascribed in the applicable Prospectus Supplement as well as the timing of their expenditures. As a result, an investor will be relying on the judgment of management for the application of the proceeds. Management may use the net proceeds described in a Prospectus Supplement in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Corporation's results of operations may suffer. See "Use of Proceeds".

Need for Additional Financing

The continued development of the Corporation will require additional financing. The Corporation's activities do have scope for flexibility in terms of the amount and timing of expenditures, and expenditures may be adjusted accordingly. However, further operations will require additional capital and will depend on the Corporation's ability to obtain financing through debt, equity or other means. The Corporation's ability to meet its obligations and maintain operations may be contingent upon successful completion of additional financing arrangements. There is no assurance that the Corporation will be successful in obtaining the required financing in the future or that such financing will be available on terms acceptable to the Corporation. In addition, any future financing may also be dilutive to existing shareholders of the Corporation. See "Risk Factors - Risks Related to an Offering - Negative Operating Cash Flow and Going Concern" and "- Potential Dilution".

Volatile Market Price of Corporation's Common Shares

The securities market in Canada has recently experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It may be anticipated that any market for the Common Shares will be subject to market trends generally, notwithstanding any potential success of the Corporation. The value of the Common Shares distributed hereunder will be affected by such volatility.

The volatility of the Common Shares may affect the ability of holders to sell the Common Shares at an advantageous price or at all. Market price fluctuations in the Common Shares may be adversely affected by a variety of factors relating to the Corporation's business, including fluctuations in the Corporation's operating and financial results, such results failing to meet the expectations of securities analysts or investors and downward revisions in securities analysis' estimates in connection therewith, sales of additional Common Shares, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Corporation or its competitors, along with a variety of additional factors, including, without limitation, those set forth under the heading "Cautionary Note Regarding Forward-Looking Information". In addition, the market price for securities on stock markets, including the Neo is subject to significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may materially adversely affect the market price of the Corporation.

Additionally, the value of the Common Shares is subject to market value fluctuations based upon factors that influence the Corporation's operations, such as legislative or regulatory developments, competition, technological change and changes in interest rates or foreign exchange rates. There can be no assurance that the market price of the Common Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation's performance. As at the date of this Prospectus, only the Common Shares are listed on a securities exchange and may be purchased in the secondary market.

Potential Dilution

The Corporation's articles of incorporation and by-laws allow it to issue an unlimited number of Common Shares for such consideration and on such terms and conditions as established by the board of directors of the Corporation, in many cases, without the approval of the Corporation's shareholders. The Corporation cannot predict the size of future issuances of Common Shares or other Securities or the effect that future issuances and sales of Common Shares or other Securities will have on the market price of the Corporation's Securities. Issuances of a substantial number of additional Securities, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Common Shares. With any additional issuance of Common Shares, investors will suffer dilution to their voting power and the Corporation may experience dilution in its earnings per share. "Risk Factors - Risks Related to an Offering - Potential Need for Additional Financing".

Market for Securities

There is currently no market through which the Securities, other than the Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, such unlisted Securities may not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell such unlisted Securities purchased under this Prospectus. This may affect the pricing of the Corporation's Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities and the extent of issuer regulation. There can be no assurance that an active trading market for the Securities, other than the Common Shares, will develop or, if developed, that any such market, including for the Common Shares, will be sustained.

Enforcement of Civil Liabilities

Certain of the Corporation's subsidiaries and assets are located outside of Canada. Accordingly, it may be difficult for investors to enforce within Canada any judgments obtained against the Corporation, including judgments predicated upon the civil liability provisions of applicable Canadian securities laws or otherwise. Consequently, investors may be effectively prevented from pursuing remedies against the Corporation under Canadian securities laws or otherwise.

The Corporation has subsidiaries incorporated in the United States. It may not be possible for shareholders to effect service of process outside of Canada against the directors and officers of the Corporation who are not resident in Canada. In the event a judgment is obtained in a Canadian court against one or more of such persons for violations of Canadian securities laws or otherwise, it may not be possible to enforce such judgment against persons not resident in Canada. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law or other claims in original actions instituted in the United States. Courts in such jurisdiction may refuse to hear a claim based on a violation of Canadian securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law.

Most of the officers and directors named in this Prospectus are not residents of the United States, and some of the Corporation's assets and all or a substantial portion of the assets of such person are located outside of the United States.

The Corporation has been advised that, subject to certain limitations, a judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws or any such state securities or "blue sky" laws.

The Corporation is filing with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed C T Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the offering of the Securities.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will include a general summary of certain Canadian federal income tax consequences which may be applicable to a purchaser of Securities offered thereunder. The applicable Prospectus Supplement may also describe certain United States federal income tax consequences which may be applicable to a purchaser of Securities hereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code of 1986, as amended). Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

LEGAL MATTERS

Certain legal matters in connection with the offering of the Securities will be passed upon by Aird & Berlis LLP on behalf of the Corporation. As at the date of this Prospectus, the designated professionals of Aird & Berlis LLP, as a group, beneficially own, directly or indirectly, less than one percent of the securities of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Zeifmans LLP, Chartered Professional Accountants, are the auditors of the Corporation and have confirmed that they are independent of the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.  Neither Zeifmans LLP nor any designated professional thereof, had any registered or beneficial interest in any securities or other property of the Corporation at the time they prepared the relevant financial statements incorporated by reference in this Prospectus or at any time thereafter

The registrar and transfer agent of the Common Shares is Odyssey Trust Company at its principal office in Calgary, Alberta.